

Avenue de la Patrouille de France
Octeville-sur-Mer ◦ BP 204
76053 Le Havre Cedex ◦ France
Tél. 33 (0)2 32 85 86 87
Fax 33 (0)2 32 85 81 00
www.sidel.com





BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Le Havre – May 6, 2003

Sidel
Information Pursuant to Rule 12g3-2(b)
File No. (82-4396)

Dear Sir or Madam,

On behalf of Sidel and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed an issue of the COB prosectus dated April 30, 2003 regarding **the Public Buyout Offer for the shares of Sidel SA followed by a Compulsory Buyout initiated by Tetra Laval SA.** This prospectus is in French language version but you will find enclosed a translation of extracts.

Please do not hesitate to contact the undersigned in Le Havre at (011-33-2-32-85-80-98) should you have any questions.

Very truly yours

Gilles Ruchkstuhl
Group's Chief Financial Officer



Financial Announcement

Public Buyout Offer

for the shares of

SIDEL S.A.

followed by a Compulsory Buyout

initiated by

TETRA LAVAL S.A.

presented by

Offer price: €50 per share
Offer period: May 2 through May 15, 2003

Commission des Opérations de Bourse "visa"
This document is a free translation of extracts from the *note d'information* covered by Commission des Opérations de Bourse *visa* n° 03-327 dated April 28, 2003, issued in accordance with sections L.412-1 and L.621-8 of the *Code Monétaire et Financier* and Commission des Opérations de Bourse *règlement* 2002-04. The *note d'information* was prepared jointly by the initiator of the offer and the target and is the responsibility of the persons whose signatures appear therein. The *visa*, which applies solely to the original *note d'information* in French, does not mean and should not be construed as meaning that the Commission des Opérations de Bourse has approved the price or the appropriateness of the transaction or that it has checked the authenticity of the accounting and financial information presented. The *visa* was issued following a review of the relevance and consistency of the information provided in relation to the offer made to shareholders of the target.

The English language version of these extracts from the note d'information is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinion expressed therein the original language version of the document in French takes precedence over the translation.

IMPORTANT ANNOUNCEMENT

On completion of this offer, the compulsory buyout procedure *(procédure de retrait obligatoire)* provided for in section L.433-4 of the *Code Monétaire et Financier* will be implemented. Any Sidel S.A. shares that have not been tendered to this offer will be automatically transferred to Tetra Laval S.A. on May 16, 2003 in exchange for a cash payment of €50 per share.

Copies of the *note d'information* may be obtained on request from:

CREDIT AGRICOLE INVESTOR SERVICES	SIDEL S.A.	ROTHSCHILD & CIE BANQUE
Corporate Trust - Service aux Emetteurs	Avenue de le Patrouille de France	17, avenue Matignon
75288 Paris Cedex 06	76930 OCTEVILLE SUR MER	75008 Paris
Tel. +33 (0) 1.43.23.80.37	Tel. +33 (0) 2.32.85.86.87	Tel. +33 (0) 1.40.74.40.74

I DESCRIPTION OF THE OFFER AND BACKGROUND

Tetra Laval S.A. ("**Tetra Laval**" or the "**Initiator**") made a cash offer (*offre publique d'achat* – "**Original Offer**") for the shares of Sidel S.A. ("**Sidel**") at a price of €50 per share, between April 17, 2001 and the close of business on May 22, 2001. At the close of the offer period, Tetra Laval held, directly, 30,334,476 Sidel shares, representing 91.17% of the capital and 91.88% of the 33,015,704 voting rights outstanding at that date (see *note d'information* approved by the COB under *visa* no. 01-364 dated April 11, 2001). Between June 11, 2001 and January 17, 2002, Tetra Laval acquired a further 1,384,951 Sidel shares on the market, at an average price of €49.62, with no shares being acquired at a price in excess of €50. Taking into account these purchases, Tetra Laval currently holds, directly, 31,719,427 Sidel shares representing 95.20% of the capital and 95.93% of the voting rights (based on the 33,065,636 voting rights outstanding as of March 31, 2003).

The European Commission was notified of the Original Offer in compliance with the concentration rules contained in Council Regulation (EEC) no. 4064/89 (as amended). On October 30, 2001, the European Commission declared the merger incompatible with the Common Market. Following an appeal, the Court of First Instance annulled the Commission's decision on October 25, 2002. The Commission finally cleared the merger on January 13, 2003. Up until that date, under European merger regulations, Tetra Laval was not entitled to exercise the voting rights attached to its Sidel shares and was therefore unable to exercise any influence over the management of Sidel or implement the strategy announced in the *note d'information* issued at the time of the Original offer. However, with the authorization of the European Commission, Tetra Laval exercised its voting rights on three specific occasions, at the General Shareholders' Meetings of November 26, 2001 and June 26, 2002 and the Extraordinary Shareholders' Meeting of April 22, 2002.

The European Commission's clearance of the Tetra Laval/Sidel merger was conditional upon the Tetra Laval granting licenses for its Tetra Fast technology to any interested party, on a non-discriminatory basis. The licenses concern Tetra Fast patents obtained or applied for up to the date of the Commission's decision to allow the merger to go ahead. The Commission also noted the Tetra Laval Group's undertaking to transfer to an independent third party the intellectual property rights used by or available to its Dynaplast subsidiary (which operated in the SBM machines market up until 2002) and its commitment not to re-enter the PET pre-forms market in the European Union (including the countries that will join the Union in May 2004) for a period of five years from the date of the Commission's decision.

Steps in the procedure before the European Commission

May 18, 2001	Tetra Laval notifies the European Commission of its offer, in accordance with the concentration rules, and the European Commission launches a Phase I investigation.
July 5, 2001	The European Commission launches a Phase II investigation.
October 30, 2001	The European Commission rules that the merger is incompatible with the Common Market
January 15, 2002	Tetra Laval lodges an appeal against the European Commission's decision before the Court of First Instance
January 30, 2002	The European Commission instructs Tetra Laval to sell Sidel
February 2002	The European Commission appoints Deloitte & Touche to act as trustee responsible for monitoring Tetra Laval's compliance with its decisions of October 30, 2001 and January 30, 2002
October 25, 2002	The Court of First Instance cancels the European Commission's decision
November 18, 2002	The European Commission undertakes a new assessment of the transaction
January 13, 2003	The European Commission clears the merger

At the time of the Original Offer, Tetra Laval reserved the right to launch a public buyout offer followed by a compulsory buyout in the event that it obtained more than 95% of the voting rights and capital of Sidel S.A.
The uncertainty concerning its ownership structure had a profound effect on Sidel during the period between the Original Offer and the European Commission's decision in January to clear the merger. Two years after its offer, Tetra Laval Tetra Laval now wishes to fully assume its role as shareholder and to put into place, in cooperation with Sidel's management, the strategies necessary for the development of Sidel's activities and its integration within the Tetra Laval Group. Tetra Laval has therefore decided to make a public buyout offer for the remaining Sidel shares, at a price of €50 per share, to be followed immediately by a compulsory buyout and the delisting of Sidel.
The transaction will have no impact on Sidel's business. No staff layoffs are envisaged at the present time.

II TERMS OF THE OFFER

In accordance with sections 5-6-3, 5-7-1 and 5-7-3 of the *Règlement Général* of Conseil des Marchés Financiers, Crédit Agricole Indosuez and Rothschild & Cie Banque, acting on behalf of Tetra Laval, have filed a public buyout offer for Sidel shares to be followed by a compulsory buyout (*offre publique de retrait suivie d'un retrait obligatoire* – **"the Offer"**). The Offer was filed with the Conseil des Marchés Financiers on April 7, 2003 and was the subject of a filing notice (*avis de dépôt)* no. 203C0506 published on April 7, 2003. The Offer concerns all of the 1,341,544 Sidel shares not currently held by Tetra Laval, directly or indirectly, representing 4.03% of the capital, as well as any new shares issued by Sidel before the close of the Offer on exercise of stock options, representing a maximum of 284,550 shares (1). The total number of shares that may potentially be tendered to the offer is therefore 1,626,094 (1). The 256,750 shares held by Sidel SA in treasury stock will not be tendered to the offer.
The Initiator has given an undertaking to Conseil des Marchés Financiers to purchase on the market, at a price of €50 per share, all the Sidel shares that are tendered to the Offer. In accordance with section 5-1-4 of the *Règlement Général* of Conseil des Marchés Financiers, Crédit Agricole Indosuez will guarantee the irrevocability of the commitment made by Tetra Laval to purchase the shares at the price of €50. The shares will be purchased on behalf of the Initiator by Crédit Agricole Indosuez Cheuvreux.
The Conseil des Marchés Financiers cleared the Offer on April 15, 2003. This decision, as well as the terms of the offer, were published on April 16, 2003 in Conseil des Marchés Financiers *avis de recevabilité* no. 203C0572. Conseil des Marchés Financiers also announced the opening of the offer and Euronext Paris SA announced the timetable in an *avis de calendrier.*
The offer period will run from May 2 to the close of business on May 15, 2003, representing 10 trading days.
In accordance with the law, trading in the shares while the Offer is in progress may only take place on the market, through market members. The buy-side market member is Crédit Agricole Indosuez Cheuvreux, acting on behalf of Tetra Laval. Holders of registered shares should contact, without delay, the bank or broker that keeps their securities account and ask for the shares to be converted to bearer shares.
Sidel shareholders who wish to tender their shares to the Offer on the proposed terms should submit to an accredited service provider an irrevocable sell order no later than May 15, 2003. Settlement and delivery of the Sidel shares acquired by Tetra Laval through the Offer will take place three trading days after each trade.
The buy-side market member, Crédit Agricole Indosuez Cheuvreux, acting on behalf of Tetra Laval, will pay the total trading tax (*impôt de bourse)* and the brokerage fees due by the sellers, plus VAT, as follows;
– 0.30% of the value of the shares tendered up to €50,000
– 0.10 % of the value of the shares tendered in excess of €50,000
All trading expense refund applications must be received by Crédit Agricole Indosuez no later than July 15, 2003.
At the close of the Offer period and in accordance with the *Règlement Général* of Conseil des Marchés Financiers, any Sidel shares that are not tendered to the Offer, with the exception of shares held in treasury stock by Sidel, will be transferred to Tetra Laval on the first trading day following the close of the

Offer period, i.e. May 16, 2003, and holders of these shares will receive in exchange a cash payment equal to the Offer price of €50 per share. The funds required to effect these payments will be placed in escrow at Crédit Agricole Indosuez for a period of ten years as from May 16, 2003 and will then be paid to Caisse des Dépôts et Consignations which will hold them for a further 20 years. They may be claimed at any time during this 30 year period by any eligible shareholders. Any funds remaining at the end of the 30-year period will revert to the State. Sidel SA shares will be delisted from the Premier Marché of Euronext Paris SA at the close of the Offer period.

The assessment of the offer price has been prepared by Crédit Agricole Indosuez and Rothschild & Cie Banque on behalf of Tetra Laval which fully concurs with the valuation methods and assumptions used. A summary of their valuation report is provided in Chapter V of the *note d'information.* The assessment of the offer price has been submitted to and approved by Sidel management.

In accordance with section 5-7-1 of the *Règlement Général* of Conseil des Marchés Financiers, Détroyat Associés, represented by Mr. Foucauld de Tinguy du Pouët, was appointed as independent expert by the Conseil des Marchés Financiers at its meeting on February 5, 2003. Détroyat Associés has issued a fairness opinion on the amount per share to be paid to shareholders under the compulsory buyout procedure. The report of Détroyat Associés is reproduced in full in Chapter VI of the *note d'information.*

(1) Since the Offer was filed on April 7, 2003, the number of shares remaining to be issued on exercise of stock options has been reduced from 285,250 to 284,550 shares, 700 options having lapsed without being exercised on April 15, 2003.



Tetra Laval

Offre Publique de Retrait suivie d'un Retrait Obligatoire

sur les actions de la Société

SIDEL S.A.

initiée par

TETRA LAVAL S.A.

présentée par



CREDIT AGRICOLE INDOSUEZ

ROTHSCHILD

Prix de l'offre : 50 € par action
Durée de l'offre : du 2 mai au 15 mai 2003 inclus



En application des articles L 412-1 et L 621-8 du Code monétaire et financier, la Commission des opérations de bourse a apposé le visa n° 03-327 en date du 28 avril 2003 sur la présente note d'information, conformément aux dispositions de son règlement 2002-04. Cette note d'information a été établie conjointement par l'initiateur et la société visée et engage la responsabilité de ses signataires. Le visa n'implique ni approbation du prix ou de l'opportunité de l'opération ni authentification des éléments comptables et financiers présentés. Il a été attribué après examen de la pertinence et de la cohérence de l'information donnée dans la perspective de l'offre faite aux actionnaires de la société visée.

AVIS IMPORTANT

A l'issue de la présente offre publique de retrait, la procédure de retrait obligatoire prévue par l'article L 433-4 du Code monétaire et financier sera mise en œuvre.
Les actions SIDEL S.A. qui n'auront pas été présentées à la présente offre seront transférées le 16 mai 2003 à TETRA LAVAL S.A. moyennant une indemnisation de 50 € par action.

Des exemplaires de cette note sont disponibles auprès de :

CREDIT AGRICOLE INVESTOR SERVICES
Corporate Trust - Service aux Emetteurs
75288 Paris Cedex 06
Tél. 01.43.23.80.37

SIDEL S.A.
Avenue de le Patrouille de France
76930 OCTEVILLE SUR MER
Tél. 02.32.85.86.87

ROTHSCHILD & CIE BANQUE
17, avenue Matignon
75008 Paris
Tél. 01.40.74.40.74

I PRESENTATION ET CIRCONSTANCES DE L'OFFRE

Tetra Laval S.A. ("**Tetra Laval**" ou l'"**Initiateur**") a initié du 17 avril au 22 mai 2001 inclus une offre publique d'achat (l'"**OPA**") visant les actions de la société Sidel S.A. ("**Sidel**") au prix de 50 euros par action, au terme de laquelle Tetra Laval détenait directement 30.334.476 actions, soit 91,17 % du capital et 91,88 % des 33.015.704 droits de vote existant à la clôture de l'OPA de la société Sidel (voir note d'information visée par la COB sous le numéro 01-364 le 11 avril 2001). Par suite d'achats réalisés uniquement sur le marché, du 11 juin 2001 au 17 janvier 2002, Tetra Laval a acquis 1.384.951 actions Sidel au prix moyen de 49,62 euros (aucune action n'ayant été acquise à un prix supérieur à 50 euros) et détient à ce jour, directement, 31.719.427 actions Sidel représentant 95,20 % du capital et 95,93 % des droits de vote (sur la base des 33.065.636 droits de vote existant au 31 mars 2003).
L'OPA a fait l'objet d'une notification à la Commission européenne au titre du contrôle des concentrations dans le cadre du Règlement CEE n° 4064/89 (tel que modifié). La Commission européenne a déclaré l'OPA incompatible avec le marché commun par une décision en date du 30 octobre 2001. Cette décision a fait l'objet d'un recours devant le Tribunal de Première Instance qui a, dans une décision en date du 25 octobre 2002, annulé la décision de la Commission européenne. Celle-ci a finalement déclaré l'OPA compatible avec le marché commun par une décision en date du 13 janvier 2003. Jusqu'à cette dernière décision, Tetra Laval n'avait pas le droit, conformément au Règlement susvisé, d'exercer les droits de vote attachés à ses actions et par conséquent n'a pas pu exercer une influence quelconque sur la gestion de Sidel, ni mettre en oeuvre la stratégie annoncée dans la note d'information relative à l'OPA. Toutefois, les droits de vote de Tetra Laval ont été formellement exercés, sur dérogations accordées par la Commission européenne, à trois occasions spécifiques (lors des assemblées générales des actionnaires du 26 novembre 2001 et du 26 juin 2002 et lors de l'assemblée générale extraordinaire du 22 avril 2002).
La Commission européenne a conditionné son approbation du rapprochement entre Tetra Laval et Sidel à l'obligation pour le groupe Tetra Laval d'offrir, à tout tiers intéressé et sur une base non discriminatoire, une licence portant sur les brevets relatifs à la technologie Tetra Fast accordés ou pour lesquels une demande avait été introduite à la date de la décision d'approbation. En sus, la Commission a pris note des engagements du groupe Tetra Laval de transférer à une tierce partie indépendante les droits intellectuels dont sa filiale Dynaplast (active dans le secteur des machines SBM jusqu'en 2002) faisait ou aurait pu faire usage ainsi que de s'abstenir de toute vente commerciale de pré-formes de bouteilles PET dans l'Union Européenne (en ce compris les Etats qui y adhéreront en mai 2004) pour cinq ans à dater de la décision d'approbation.

Chronologie de la procédure avec la Commission européenne

18 mai 2001	Notification de l'OPA par Tetra Laval à la Commission européenne au titre du contrôle des concentrations et début de la Phase I de l'enquête de la Commission européenne
5 juillet 2001	Début de la Phase II de l'enquête de la Commission européenne
30 octobre 2001	Décision de la Commission européenne de déclarer l'OPA incompatible avec le marché commun
15 janvier 2002	Recours de Tetra Laval devant le Tribunal de Première Instance des Communautés européennes contre la décision de la Commission européenne
30 janvier 2002	Décision de la Commission européenne ordonnant à Tetra Laval de céder Sidel
Février 2002	Désignation par la Commission européenne de Deloitte & Touche comme "trustee" chargé d'assurer que Tetra Laval se conforme aux Décisions des 30 octobre 2001 et 30 janvier 2002
25 octobre 2002	Jugement du Tribunal de Première instance des Communautés européennes annulant la décision de la Commission européenne
18 novembre 2002	Début du réexamen de l'opération par la Commission européenne
13 janvier 2003	Décision de la Commission européenne déclarant l'OPA compatible avec le marché commun

Lors de l'OPA, Tetra Laval s'était réservé la faculté de présenter ultérieurement une offre publique de retrait suivie d'un retrait obligatoire dans le cas où elle viendrait à détenir plus de 95 % des droits de vote et du capital de la société Sidel S.A.
La période comprise entre l'OPA et la décision de la Commission européenne du mois de janvier dernier a fortement marqué Sidel en raison de l'incertitude liée à son actionnariat. Deux ans après son offre, Tetra Laval souhaite pleinement jouer son rôle d'actionnaire et mettre en place, en coopération avec l'équipe dirigeante, les stratégies nécessaires au développement de l'activité de Sidel et de son intégration au sein du groupe Tetra Laval. Tetra Laval a donc décidé de procéder à une offre publique de retrait immédiatement suivie d'un retrait obligatoire sur les actions de la société Sidel S.A., au prix de 50 euros par action.
L'opération envisagée n'a pas d'incidence sur l'activité de Sidel. Il n'est pas envisagé à l'heure actuelle de procéder à des restructurations en matière d'emploi.

II MODALITES DE L'OFFRE

Conformément aux articles 5-6-3, 5-7-1 et 5-7-3 du Règlement Général du *Conseil des Marchés Financiers*, Crédit Agricole Indosuez et Rothschild & Cie Banque, agissant pour le compte de Tetra Laval, ont déposé une offre publique de retrait suivie d'un retrait obligatoire (l'"**Offre**") portant sur les actions de la société Sidel. L'Offre a été déposée auprès du *Conseil des Marchés Financiers* le 7 avril 2003 et a fait l'objet d'un avis de dépôt n° 203C0506 publié le 7 avril 2003.
L'Offre porte sur la totalité des actions non détenues directement ou indirectement par Tetra Laval, soit 1.341.544 actions représentant 4,03 % du capital social, ainsi que les actions qui seraient émises par Sidel avant la clôture de l'Offre à raison de l'exercice d'options de souscription d'actions, soit au maximum 284 550 actions[1]. Le nombre maximal d'actions qui pourraient être apportées à l'Offre pourrait ainsi être porté à 1 626 094[1], étant précisé que les actions auto-détenues par Sidel S.A., soit 256.750 actions, ne seront pas apportées à l'Offre.
L'Initiateur s'est engagé auprès du *Conseil des Marchés Financiers* à acquérir en bourse au prix de 50 euros par action toutes les actions de la Société qui seront présentées à la présente Offre. Dans le cadre de l'article 5-1-4 du Règlement Général du *Conseil des Marchés Financiers*, Crédit Agricole Indosuez garantit seul le caractère irrévocable des engagements d'achats au prix de 50 euros par action. Ceux-ci seront réalisés pour le compte de l'Initiateur par Crédit Agricole Indosuez Cheuvreux.
Le *Conseil des Marchés Financiers* a déclaré ce projet recevable le 15 avril 2003. Cette décision et les modalités de l'opération ont fait l'objet d'un avis de recevabilité du *Conseil des Marchés Financiers* n° 203C0572 publié le 16 avril 2003 et a fait l'objet d'un avis d'ouverture du *Conseil des Marchés Financiers* et d'un avis de calendrier d'Euronext Paris SA.
Cette offre est valable du 2 mai au 15 mai 2003 inclus, soit pendant 10 jours de bourse.
La négociation des titres pendant l'offre publique de retrait se fera, conformément à la loi, par l'intermédiaire des membres de marché et obligatoirement sur le marché. Le membre de marché acheteur est Crédit Agricole Indosuez Cheuvreux, agissant pour le compte de Tetra Laval. Les actionnaires détenant des titres au nominatif devront demander dans les meilleurs délais au teneur de compte nominatif l'inscription de leurs actions sous la forme au porteur chez un intermédiaire habilité.
Les actionnaires de Sidel qui souhaiteraient présenter leurs actions à l'Offre dans les conditions proposées devront remettre à un prestataire de service habilité un ordre irrévocable de vente au plus tard le 15 mai 2003. Le règlement-livraison des actions Sidel acquises dans le cadre de l'offre publique de retrait s'effectuera trois jours de bourse après chaque négociation.
Le membre de marché acheteur, Crédit Agricole Indosuez Cheuvreux, agissant pour le compte de Tetra Laval, prendra à sa charge l'impôt de bourse dans sa totalité et les frais de courtage des vendeurs majorés de la TVA, selon le barème suivant :
- 0,30 % du montant de l'ordre pour la partie inférieure ou égale à 50.000 euros,
- 0,10 % du montant de l'ordre pour la partie supérieure à 50.000 euros

et centralisera toutes les demandes de remboursement de frais de courtage après la clôture de l'offre publique de retrait, demandes qui devront lui parvenir au plus tard le 15 juillet 2003.
A l'issue de la présente offre publique de retrait et conformément au Règlement Général du *Conseil des Marchés Financiers*, les actions de la société Sidel qui n'auraient pas été présentées à l'offre publique de retrait, à l'exception des actions Sidel auto-détenues par Sidel, seront transférées à Tetra Laval le premier jour de marché suivant la date de clôture de l'offre publique de retrait, soit le 16 mai 2003, moyennant indemnisation d'un montant identique au prix de l'offre publique de retrait, soit 50 euros par action. Les sommes correspondant à cette indemnisation seront bloquées sur les livres de Crédit Agricole Indosuez pendant une période de 10 ans à compter du 16 mai 2003 et ensuite versées à la Caisse des Dépôts et Consignations pour une période de 20 ans. Elles pourront être réclamées à tout moment par les intéressés sous réserve de la prescription trentenaire au bénéfice de l'Etat. Les actions Sidel S.A. seront radiées du Premier marché d'Euronext Paris SA à l'issue de l'Offre.
Les éléments d'appréciation du prix offert ont été préparés par Crédit Agricole Indosuez et Rothschild & Cie Banque pour le compte de Tetra Laval et avec son plein accord sur les méthodes d'évaluation et les hypothèses retenues. La synthèse du rapport d'évaluation figure au chapitre V de la présente note d'information. Ces éléments d'appréciation de la valorisation ont été présentés aux dirigeants de Sidel qui ont fait part de leur approbation.
Conformément à l'article 5-7-1 du Règlement Général du *Conseil des Marchés Financiers*, le Cabinet Détroyat Associés, représenté par M. Foucauld de Tinguy du Pouët, a été agréé en qualité d'expert indépendant par le *Conseil des Marchés Financiers* lors de sa réunion du 5 février 2003, et s'est prononcé sur le caractère équitable du prix d'indemnisation proposé. Son rapport est reproduit *in extenso* au chapitre VI de la présente note d'information.

(1) *Depuis la date de dépôt de l'Offre le 7 avril 2003, le nombre d'actions restant à souscrire au titre des options de souscription a été diminué, pour passer de 285.250 actions à 284.550 actions, en raison de la déchéance de 700 options constatée le 15 avril 2003.*

III REGIME FISCAL

En l'état actuel de la législation, le régime suivant est applicable. L'attention des actionnaires de Sidel est attirée sur le fait que ces informations ne constituent qu'un résumé du régime fiscal qui peut leur être applicable et que leur situation particulière doit être étudiée avec leur conseiller fiscal.

3.1 Actionnaires personnes physiques résidents de France et agissant dans le cadre de leur patrimoine privé

Conformément aux articles 150-0A et suivants du Code Général des Impôts ("CGI"), les plus-values de cession de valeurs mobilières réalisées par les personnes physiques sont imposables à l'impôt sur le revenu, dès le premier euro, si le contribuable réalise un montant annuel de cession de valeurs mobilières supérieur au seuil actuellement fixé à 15.000 euros. Le taux global d'imposition s'établit actuellement à 26 % tenant compte de l'impôt sur le revenu de 16 % (article 200 A-2 du CGI), du prélèvement social de 2 % (article 1600-0 F bis III 1 du CGI), de la contribution sociale généralisée de 7,5 % (articles 1600-0 C et 1600-0 E du CGI) et de la contribution pour le remboursement de la dette sociale de 0,5 % *(articles 1600-0 G et 1600-0 L du CGI).*
Les moins-values ne pourront être imputées que sur les plus-values de même nature réalisées au cours de l'année de cession ou des dix années suivantes, à condition que le montant des cessions excède le seuil de 15.000 euros visé ci-dessus l'année de réalisation de ces moins-values.

3.2 Salariés et mandataires sociaux résidents de France titulaires d'actions reçues lors de l'exercice d'options de souscription d'actions

En application de l'article 163 bis C du CGI, les bénéficiaires d'options de souscription d'actions attribuées conformément aux dispositions des articles L.225-177 à L.225-186 du Code de commerce ne peuvent bénéficier du régime de faveur *qui leur est attaché, tant en matière fiscale que pour l'application des cotisations sociales (aux termes duquel le gain* d'acquisition, égal à la différence entre (i) le premier cours coté de l'action du jour de l'exercice de l'option de souscription et (ii) le prix d'exercice de celle-ci, majoré le cas échéant de la fraction du rabais imposée à la date de levée de l'option dans la catégorie des traitements et salaires, peut être imposé à un taux plus favorable que les salaires et n'est pas assujetti aux cotisations de sécurité sociale), que si les actions provenant de l'exercice de ces options ne sont pas cédées ni converties au porteur avant l'expiration d'un délai de cinq ans à compter de l'attribution des options pour les options attribuées avant le 27 avril 2000 et de quatre ans à compter de l'attribution des options pour les options attribuées à compter du 27 avril 2000 (sauf, sous certains conditions, en cas de décès, licenciement, invalidité ou mise à la retraite intervenant dans ce délai).
Ainsi, en cas d'apport à l'Offre des actions provenant de l'exercice de ces options avant l'expiration du délai de cinq ans ou de quatre ans visé ci-dessus, le régime de faveur ne sera pas applicable et l'apport entraînera l'imposition du gain *d'acquisition dans la catégorie des traitements et salaires et l'exigibilité des cotisations de sécurité sociale ainsi que de* la CSG et de la CRDS. Il en sera de même si les actions font l'objet du retrait obligatoire.
Par ailleurs, la plus-value éventuellement réalisée au titre de l'apport des actions ou lors du retrait obligatoire, égale à la différence entre le prix offert et le premier cours coté de l'action au jour de l'exercice de l'option de souscription sera soumise au régime fiscal des plus-values décrit au paragraphe 3.1 ci-dessus.

3.3 Actionnaires personnes morales résidents de France et soumis à l'impôt sur les sociétés

Les plus-values dégagées par les personnes morales soumises à l'impôt sur les sociétés relèvent du régime de droit commun, et sont donc soumises :
- au taux effectif de 34,33 % pour les exercices clos à compter du 1er janvier 2002 (33,33 % majoré de la contribution supplémentaire de 3 %) pour les personnes morales soumises à l'impôt sur les sociétés dont le chiffre d'affaires hors taxes est inférieur à 7.630.000 euros et dont le capital, entièrement libéré, est détenu pour au moins 75 % par des personnes physiques ou par une société répondant aux mêmes conditions de chiffre d'affaires et dont le capital est détenu, pour 75 % au moins, par des personnes physiques ;
- au taux effectif de 35,43 % pour les exercices clos à compter du 1er janvier 2002 (33,33 % majoré de la contribution supplémentaire de 3 % et de la contribution sociale de 3,3 % sur la fraction de l'impôt sur les sociétés excédant 763.000 euros) pour les personnes morales soumises à l'impôt sur les sociétés ne remplissant pas les conditions visées ci-dessus.

Néanmoins, conformément aux dispositions de l'article 219-I a ter du CGI, les plus-values nettes réalisées à l'occasion *de la cession de titres qui répondent à la définition de titres de participation au sens fiscal et qui ont été détenus depuis* au moins deux ans, relèvent, sous réserve de satisfaire à l'obligation de dotation à la réserve spéciale de plus-values à long terme, du régime des plus-values à long terme, et sont donc soumises :
- au taux effectif de 19,57 % pour les exercices clos à compter du 1er janvier 2002 (19 % majoré de la contribution supplémentaire de 3 %) pour les personnes morales soumises à l'impôt sur les sociétés dont le chiffre d'affaires hors taxes est inférieur à 7.630.000 euros et dont le capital, entièrement libéré, est détenu pour au moins 75 % par des personnes physiques ou par une société répondant aux mêmes conditions de chiffre d'affaires et dont le capital est détenu, pour 75 % au moins, par des personnes physiques ;
- au taux effectif de 20,20 % pour les exercices clos à compter du 1er janvier 2002 (19 % majoré de la contribution supplémentaire de 3 % et de la contribution sociale de 3,3 % sur la fraction de l'impôt sur les sociétés excédant 763.000 euros) pour les personnes morales soumises à l'impôt sur les sociétés ne remplissant pas les conditions visées *ci-dessus.*

Constituent notamment des titres de participation pour l'application de l'article 219-I a ter du CGI, les actions revêtant ce caractère au plan comptable, ainsi que, sous certaines conditions, les actions acquises en exécution d'une offre publique d'achat ou d'échange par l'entreprise qui en est l'initiatrice, les titres ouvrant droit au régime fiscal des sociétés mères et filiales visé aux articles 145 et 216 du CGI ou ceux dont le prix de revient est au moins égal à 22.800.000 euros.

3.4 Actionnaires personnes physiques et morales résidents de France soumis à un régime d'impôt différent

Les personnes physiques et morales résidentes de France autres que celles visées ci-dessus et répondant à la présente *Offre devront s'informer de la fiscalité s'appliquant à leur cas particulier.*

3.5 Actionnaires non-résidents

L'imposition prévue à l'article 150-0A et suivants du CGI ne s'applique pas aux plus-values réalisées à l'occasion des cessions à titre onéreux de valeurs mobilières effectuées par les personnes qui ne sont pas fiscalement domiciliées en France au sens de l'article 4B du CGI, ou dont le siège social est situé hors de France, sous réserve que ces plus-values

ne soient pas rattachables à un établissement stable ou une base fixe en France (article 244 bis C du CGI) et sous réserve que la personne cédante n'ait pas détenu directement ou indirectement avec son conjoint, ses ascendants ou descendants, les ascendants ou descendants de son conjoint, des droits sociaux donnant droit à plus de 25 % des bénéfices de la société dont les titres sont cédés, à un moment quelconque au cours des 5 années précédant la cession. Les plus-values réalisées à l'occasion de la cession d'une participation excédant ou ayant excédé le seuil de 25 % au cours de la période susvisée, sont soumises à l'impôt au taux de 16 % (article 244 bis B du CGI) sous réserve de l'application d'une convention visant à éviter les doubles impositions.

3.6 Titres qui feront l'objet du retrait obligatoire

Le régime fiscal des plus-values réalisées à l'occasion du retrait obligatoire est identique à celui des plus-values qui sont réalisées consécutivement à l'Offre. La plus-value est constatée le jour du transfert de la propriété des titres.

IV RENSEIGNEMENTS CONCERNANT TETRA LAVAL S.A.

4.1 Dénomination : Tetra Laval S.A.

4.2 Siège social : 59, rue Desnouettes, 75015 Paris

4.3 Forme Juridique : Société anonyme de droit français régie par les dispositions du Code de commerce

4.4 Registre du commerce : B 378 141 477 RCS Paris

4.5 Capital social : 100 000 016 euros divisé en 6 250 001 actions de 16 euros de nominal chacune.

V PRESENTATION DE LA SOCIETE VISEE : SIDEL S.A.

5.1 Renseignements concernant Sidel

5.1.1 Dénomination : Sidel S.A.

5.1.2 Siège social : Avenue de la Patrouille-de-France – 76930 Octeville-sur-Mer.

5.1.3 Forme Juridique : Société anonyme à Directoire et Conseil de Surveillance de droit français régie par les dispositions du Code de commerce.

5.1.4 Registre du commerce : B 365 501 089 RCS Le Havre ; Code APE : 295M

5.1.5 Durée de la société : 99 ans à compter du 30 avril 1965, sauf les cas de prorogation ou de dissolution anticipée.

5.1.6 Exercice social : du 1er janvier au 31 décembre de chaque année.

5.1.7 Objet social (article 3 des statuts)

La société a pour objet :

- Toutes opérations, affaires ou entreprises commerciales industrielles, ou autres se rapportant en général directement ou indirectement à l'industrie métallurgique, à la construction électrique, électronique, mécanique, l'industrie des matières plastiques.
- Par tous les moyens et par tous les procédés : la fabrication, la construction, la réparation, l'entretien de tous matériels, appareils, machines, objets, pièces, articles de tous genres, de toute nature en toutes matières et pour tous usages.
- Le commerce, l'achat et la vente de toutes matières premières de tous produits transformés ou manufacturés dans les établissements de la société ou même dans d'autres établissements et, en général, de tous produits bruts ou manufacturés concernant la construction mécanique, de quelque manière que ce soit.
- La création, la location, l'achat, la vente, la prise à bail, l'installation et l'exploitation directe ou indirecte de tous établissements industriels et commerciaux, ou entreprises quelconques, immeubles ou terrains.
- La prise et l'acquisition de tous brevets, licences, procédés et marques de fabrique, leur exploitation, leur cession ou leur apport.
- La constitution de toutes sociétés françaises ou étrangères, la prise de participation ou d'intérêts dans toutes sociétés ou entreprises, syndicats de garantie ou autres, par voie de fusion, apport, souscription, achat de titres ou droits sociaux, ou de toute autre manière.
- Ainsi que toutes opérations pouvant se rattacher directement ou indirectement à l'objet social ou pouvant en faciliter l'exécution ou le développement.

Elle peut réaliser toutes les opérations qui sont compatibles avec cet objet, s'y rapportent et contribuent à sa réalisation.

5.1.8 Lieu où peuvent être consultés les documents relatifs à Sidel

Avenue de la Patrouille-de-France - 76930 Octeville-sur-Mer.

5.1.9 Répartition du bénéfice (article 20 des statuts)

Le compte de résultat qui récapitule les produits et charges de l'exercice fait apparaître par différence, après déduction des amortissements et des provisions, le bénéfice de l'exercice.

Sur le bénéfice, diminué le cas échéant des pertes antérieures, il est fait un prélèvement de cinq pour cent au moins pour constituer le fonds de réserve prescrit par la loi. Ce prélèvement cesse d'être obligatoire lorsque le fonds de réserve a atteint une somme égale au dixième du capital social. Il reprend son cours si la réserve vient à être inférieure à ce dixième.

Le bénéfice distribuable est constitué par le bénéfice de l'exercice diminué des pertes antérieures ainsi que des sommes à porter en réserve en application de la loi ou des statuts et augmenté du report bénéficiaire.

Sur ce bénéfice distribuable, il est prélevé successivement par l'assemblée générale :

1. Les sommes reconnues utiles par le Directoire pour constituer ou compléter toutes réserves ordinaires ou extraordinaires, ou pour être reportées à nouveau sur l'exercice suivant ;
2. Le solde disponible après ces prélèvements est réparti entre toutes les actions, proportionnellement à la quotité du capital qu'elles représentent respectivement.

L'assemblée générale, sur proposition du Directoire, peut décider la mise en distribution de sommes prélevées sur les réserves dont elle a la disposition ; en ce cas, la décision indique expressément les postes de réserves sur lesquels les prélèvements sont effectués.

L'assemblée statuant sur les comptes de l'exercice a la faculté, dans le respect des dispositions législatives et réglementaires en vigueur, d'accorder à chaque actionnaire pour tout ou partie du dividende ou des acomptes sur dividende mis en paiement, une option entre le paiement de ceux-ci en numéraire ou en actions.

Hors le cas de réduction du capital, aucune distribution ne peut être faite aux actionnaires lorsque les capitaux propres sont ou deviendraient à la suite de celle-ci inférieurs au montant du capital augmenté des réserves que la loi ou les statuts ne permettent pas de distribuer.

Les modalités de mise en paiement des dividendes votés par l'assemblée générale sont fixées par elle, ou à défaut par le Directoire. La mise en paiement de dividendes doit avoir lieu dans un délai maximal de neuf mois après la clôture de l'exercice, sauf prolongation de ce délai par décision de justice.

5.1.10 Assemblées générales (article 16 des statuts)

Les assemblées d'actionnaires sont convoquées et délibèrent dans les conditions prévues par la loi et les règlements.

Les réunions ont lieu soit au siège social, soit dans un autre lieu précisé dans l'avis de convocation.

Tout actionnaire a le droit de participer aux assemblées générales ou de s'y faire représenter, quel que soit le nombre de ses actions, dès lors que ses titres sont libérés des versements exigibles et inscrits à son nom depuis cinq jours au moins avant la date de la réunion. Le Directoire peut réduire ce délai par voie de mesure générale bénéficiant à tous les actionnaires.

Les actions entièrement libérées, pour lesquelles il sera justifié d'une inscription nominative, depuis deux ans au moins, au nom d'un même actionnaire, disposeront d'un droit de vote double de celui conféré aux autres actions.

Tout actionnaire propriétaire d'actions d'une catégorie déterminée peut participer aux assemblées spéciales des actionnaires de cette catégorie, dans les conditions visées ci-dessus.

Sont réputés présents pour le calcul du quorum et de la majorité, les actionnaires qui participent à l'assemblée par visioconférence ou par des moyens de télécommunication permettant leur identification et dont la nature et les conditions d'application sont déterminées par la réglementation en vigueur.

Les votes s'expriment soit à main levée soit par appel nominal. Il ne peut être procédé à un scrutin secret dont l'assemblée fixera alors les modalités qu'à la demande de membres représentant, par eux-mêmes ou comme mandataires, la majorité requise pour le vote de la résolution en cause.

5.1.11 Droits et obligations des actionnaires

Le capital est entièrement constitué d'actions ordinaires de même catégorie. Sous réserve des droits de vote doubles accordés, aux termes des statuts, aux actions détenues au nominatif depuis plus de deux ans par tout actionnaire, tous les actionnaires jouissent des mêmes droits, au prorata du nombre d'actions qu'ils détiennent.

5.1.12 Franchissement de seuil de participation (article 10 des statuts)

Outre les obligations d'informations imposées par les dispositions des articles L. 233-7 et suivants du Code de commerce, tout actionnaire venant à franchir, dans un sens ou dans l'autre, un seuil d'une fraction du capital de la société représentant plus de 2 % des droits de vote, devra en informer la société, dans les conditions et selon les modalités précisées aux articles L 233-7 à 233-10 inclus du Code de commerce.

En cas de non-respect de l'obligation stipulée à l'alinéa précédent, les titres concernés seront privés de droit de vote selon les modalités précisées à l'article L. 233-14 du Code de commerce, à la demande, consignée dans le procès verbal de l'assemblée générale, d'un ou plusieurs actionnaires détenant une fraction de droits de vote de la société au moins égale à 2 % de ceux-ci.

5.2 Renseignements concernant le capital de la société

5.2.1 Capital social au 31 mars 2003

Le capital social est de 79.962.530,40 euros divisé en 33.317.721 actions ordinaires de 2,40 euros de nominal.

5.2.2 Autorisation d'augmentation de capital : néant

5.2.3 Titres non représentatifs du capital : néant

5.2.4 Titres donnant accès au capital

L'Assemblée Générale Mixte du 17 septembre 1993 a autorisé le Conseil d'Administration à consentir, au bénéfice des salariés et des dirigeants sociaux de la société et de ses filiales, au sens de l'article L.225-185 du Code de commerce, des options de souscription, ouvrant droit, à l'origine, à la souscription d'un nombre maximum de 350.000 actions. Après ajustements, à la suite de l'attribution gratuite d'une action pour dix, le 8 juillet 1995, et la division du nominal par 4, le 21 mai 1996, la totalité des options de souscription pouvant l'être ont été attribuées.

L'Assemblée Générale Extraordinaire du 31 octobre 1997 a autorisé le Conseil d'Administration à consentir, au bénéfice des salariés et dirigeants sociaux de Sidel S.A. et de ses filiales, au sens de l'article L.225-185 du Code de commerce, des options de souscription d'actions, ouvrant droit à la souscription d'un nombre maximum de 350.000 actions. Les options attribuées à ce jour permettaient de souscrire 204 814 actions.

Cette autorisation permettant d'attribuer des options permettant de souscrire les 145.186 actions restantes, est arrivée à échéance le 31 octobre 2002.

L'Assemblée Générale Extraordinaire du 19 mai 1999 a autorisé le Conseil d'Administration à consentir, au bénéfice des salariés et dirigeants sociaux de Sidel S.A. et de ses filiales, au sens de l'article L.225-185 du Code de commerce, des options d'achat permettant d'acquérir un nombre maximum de 500.000 actions. Des options permettant d'acquérir 186 750 actions ont été attribuées, dont 138 250 peuvent être exercées à ce jour.

Les nouvelles attributions permettant d'acquérir les 313.250 actions restantes autorisées doivent être faites avant le 19 mai 2004.

	Options de souscription		Options d'achat		
Date du Conseil d'Administration	22.06.98	28.01.99	27.01.00	18.09.00	16.11.00
Nombre d'actions pouvant être souscrites à l'origine :	293 350	44 000	60 400	120 000	6 350
- dont dirigeants	1 400	41 000	3 000	30 000	-
Nombre de personnes concernées à l'origine :	787	5	64	46	5
- dont dirigeants	4	4	1	4	-
Période d'exercice					
- Début	23.06.00	26.01.01	28.01.02	19.09.02	17.11.02
- Fin	21.06.03	25.01.04	26.01.05	17.09.05	15.11.05
Prix de souscription ajusté					
- en francs	433,00	455,23	607,35	529,23	529,23
- en euros	66,01	69,40	92,59	80,68	80,68
Nombre d'actions souscrites au 15 avril 2003	700				
- dont dirigeants	-				
Nombre d'actions dont la date de souscription est échue :	41 100	11 000	13 000	35 500	
Nombre d'actions restant à souscrire au 15 avril 2003	251 550	33 000	47 400	84 500	6 350
- dont dirigeants	350	33 000	3 000	10 000	-

Les dirigeants s'entendent des personnes ayant assuré la direction effective du Groupe jusqu'au 22 avril 2002. Les membres du Directoire et du Conseil de Surveillance en place depuis cette date (voir sections 5.5.1 et 5.5.2) ne bénéficient d'aucune option.

Il n'existe aucun autre titre donnant accès au capital.

5.2.5 Tableau d'évolution du capital

Date d'opération	Type d'opération	Prix moyen d'émission	Nominal	Prime moyenne d'émission	Nombre d'actions émises	Nombre d'actions après émission	Nouveau Capital après émission	Variation de la prime d'émission	Cumul de la prime d'émission
• en francs									
Décembre 1997	Levée d'options	187,14	15	172,14	91.905	33 470 102	502 051 530	15 820 748	151 958 818
Décembre 1998	Levée d'options	128,15	15	113,15	217.239	33 687 341	505 310 115	24 580 443	176 539 261
• en euros									
Mars 1999	Conversion en euros	-	2,40	-	0	33 687 341	80 849 618,40	0	26 913 236
Décembre 1999	Levée d'options	30,27	2,40	27,87	186.253	33 873 594	81 296 625,60	5 191 529,32	32 104 765,41
Novembre 2000	Annulation d'actions	-	2,40	-	Annulation de 667.908 actions	33 205 686	79 693 646,40	32 104 765,41	0
Décembre 2000	Levées d'options	44,85	2,40	42,45	65.650	33 271 336	79 851 206,40	2 786 846,12	2 786 846,12
Juillet 2001	Levées d'options	44,91	2,40	42,51	46.385	33 317 721	79 962 530,40	1 971 933,59	4 758 779,71

5.2.6 Répartition actuelle du capital et des droits de vote

(a) A la connaissance de la société, au 31 mars 2003, la détention des actions ordinaires de Sidel se répartissait ainsi :

	Actions		Droits de vote			
	Nombre	%	Simple	Double	Total	%
Tetra Laval S.A.	31 719 427	95,20	31 719 427	0	31 719 427	95,93
Sidel (auto détention)	256 750	0,77	0	0	0	0
Public	1 341 544	4,03	1 336 879	4 665	1 346 209	4,07
Total	**33 317 721**	**100**	**33 056 306**	**4 665**	**33 065 636**	**100**

A la connaissance du Directoire de Sidel, aucun autre actionnaire n'a déclaré détenir plus de 2 % des droits de vote et aucun actionnaire ou tiers n'est susceptible de détenir directement ou indirectement, seul ou de concert, plus de 5 % du capital ou des droits de vote.
Les membres du Directoire et du Conseil de Surveillance de la société détiennent, au total, 14 actions de Sidel.
A la connaissance de Sidel, il n'existe pas de pacte d'actionnaires relatif à la société.

(b) Modifications dans la répartition du capital au cours des trois dernières années :

	31/03/2000		31/03/2001		31/03/2002		31/03/2003	
	% du capital	% des droits de vote	% du capital	% des droits de vote	% du capital	% des droits de vote	% du capital	% des droits de vote
Tetra Laval S.A.	0	0	9,8	9,5	95,2	95,9	95,2	95,9
Management	5,6	9,4	0,1	0,2	-	-	-	
Azeo	6,8	11,9	-	-	-	-	-	-
CITA	3,6	6,2	2,1	4,1	-	-	-	-
Banexi	0,5	0,9	0,5	1,0	-	-	-	-
Famille Schoen	1,3	1,1	1,3	1,3	-	-	-	-
CDC	-	-	6,1	6,0	-	-	-	-
Autodétention	1,6	0	0,8	-	0,8	-	0,8	-
Public	80,6	70,5	79,3	77,9	4,0	4,1	4,0	4,1
Total	**100,0**	**100,0**	**100,0**	**100,0**	**100,0**	**100,0**	**100,0**	**100,0**

(c) Nantissement d'actions inscrites au nominatif pur
A la connaissance de la société, aucune des 9 400 actions inscrites au nominatif à ce jour ne fait l'objet d'un nantissement.

5.2.7 Marché des actions

Les actions de Sidel sont admises au Premier Marché d'Euronext Paris.
Les cours de bourse et le volume des transactions ont évolué de la manière suivante au cours des 18 derniers mois :

en euros		Cours le plus haut	Cours le plus bas	Cours moyen pondéré	Nombre de titres échangés	Capitaux (milliers d'euros)
2001	Octobre	50,10	50,00	50,00	273 070	13 654
	Novembre	50,10	50,00	50,00	140 860	7 043
	Décembre	50,10	50,00	50,01	73 116	3 656
2002	Janvier	53,00	30,25	42,66	38 150	1 627
	Février	41,94	31,76	35,64	28 862	1 029
	Mars	42,00	34,23	38,63	23 393	904
	Avril	36,51	34,20	34,84	16 200	564
	Mai	39,10	30,15	37,53	28 476	1 069
	Juin	36,00	31,71	33,18	23 297	773
	Juillet	36,60	30,50	33,15	22 979	762
	Août	32,99	31,05	31,50	11 304	356
	Septembre	32,50	27,01	29,66	16 408	487
	Octobre	44,85	28,50	38,98	76 355	2 976
	Novembre	45,95	41,10	43,68	34 040	1 487
	Décembre	44,00	37,85	42,57	22 417	954
2003	Janvier	47,52	40,49	45,90	63 674	2 923
	Février	46,25	44,50	45,64	25 271	1 153
	Mars	46,80	43,80	45,96	42 549	1 956
	Avril*	46,10	43,01	45,93	3 635	167

** Jusqu'au 4 avril inclus (cotations suspendues à compter du 7 avril 2003)* — *Source : Fininfo*

5.2.8 Dividendes

Dividendes versés au cours des cinq derniers exercices (en euros) :

Exercice	Dividende net	Avoir fiscal	Revenu global
1997	0,76	0,38	1,14
1998	0,92	0,46	1,38
1999	1,00	0,50	1,50
2000	-	-	-
2001	-	-	-

Il n'est pas prévu de verser de dividendes au titre de l'exercice 2002. Tetra Laval n'envisage pas de reprendre la distribution de dividendes de Sidel à moyen terme.
Prescription des dividendes : conformément à la loi, les dividendes non réclamés dans un délai de cinq ans à compter de leur date de mise en paiement sont prescrits et sont alors versés au Trésor Public.

5.2.9 Rachat d'actions

Il n'existe aucune autorisation en cours permettant à la société d'intervenir sur ses propres titres : l'autorisation donnée par l'Assemblée Générale Mixte du 22 décembre 1999 est arrivée à échéance le 22 juin 2001 et n'a pas été renouvelée. Cette autorisation portait sur un nombre maximum d'actions pouvant être rachetées de 1.500.000 actions. Au 1er janvier 2000, Sidel détenait 57.871 actions acquises au prix moyen de 64,45 euros. En 2000, Sidel a procédé à l'achat de 857.778 actions au prix moyen de 76,87 euros et à l'annulation, le 16 novembre 2000, de 667.908 actions dont le prix moyen d'achat était de 76,67 euros. La société a acquis en janvier 2001, 9.009 actions au prix moyen de 34,81 euros. Au 31 décembre 2002, Sidel détenait 256.750 actions au prix moyen de 73,12 euros. Sur ces 256.750 actions, 186.750 ont fait l'objet d'attribution d'options d'achat, dont 48.500 sont échues.
Ces actions ont été provisionnées à la fin de chaque exercice sur la base du cours moyen du mois de décembre.

5.3 Activités de la société

Début 2002, Sidel a fait le choix de se concentrer sur son cœur de compétence et a mis en place une organisation intégrée. Une évolution importante pour offrir à ses clients une offre globale sur son métier principal du conditionnement des liquides alimentaires.
Au sein des activités "Cœur de métier", cette organisation s'articule autour de 3 divisions produits et une division ventes et services :
- la division **Blowing & Coating (Soufflage et traitement de barrière)** a la responsabilité des souffleuses et des systèmes de traitement barrière Actis ;
- la division **Filling Systems (Systèmes de remplissage)** réunit les sociétés de remplissage et intègre le produit Combi ;
- la division **Packaging Systems (Ingénierie de lignes et convoyages)** regroupe l'activité lignes de Sidel et l'ensemble des activités du Groupe Gebo ;
- la division **Sales & Services** est dédiée à la relation client et au support technique, au plus près des marchés.

Cette stratégie implique que les "Autres activités" (les pôles Suremballage-palettisation, Manutention de poudres et Santé-Beauté) sont gérées indépendamment et sont en voie de sortir du Groupe :
- le pôle Suremballage-Palettisation propose des solutions pour la mécanisation des fins de lignes de conditionnement ;
- le pôle Santé-Beauté propose des lignes complètes allant du remplissage à l'emballage d'expédition pour des produits de type crèmes de soin, shampooings, dentifrices, rouges à lèvres ;
- le pôle Manutention de poudres (Guérin Systems) est spécialiste des solutions automatisées pour la gestion des mélanges des ingrédients alimentaires ou solides.

5.3.1 Chiffre d'affaires et résultats par Divisions

5.3.1.1 Le chiffre d'affaires consolidé

Par Zone Géographique

(En millions d'euros)	2002	2001	2000
Europe	379,9	380,7	412,9
Amérique du Nord	322,1	295,6	343,8
Amérique du Sud	48,4	68,2	71,9
Moyen-Orient / Afrique	61,4	59,4	71,1
Asie-Pacifique	169,3	128,7	125,3
Total	**981,1**	**932,6**	**1 025,0**

En 2002, la zone Asie Pacifique a connu une croissance à + 31,6 %, tandis qu'en Amérique du Nord, les ventes de fin d'année ont permis d'atteindre une croissance de 9 %. Les zones Europe et Moyen-Orient/Afrique ont maintenu leur niveau d'activité par rapport à 2001, la zone Amérique du Sud étant la seule en baisse.

Par Division Produit

(En millions d'euros)	2002	2001
Cœur de métier		
Soufflage et traitement de barrière	523,2	458,2
Systèmes de remplissage	107,7	111,0
Ingénierie de lignes et convoyages	246,3	219,4
Opérations inter-divisions	(96,0)	(57,6)
Total Cœur de métier	**781,2**	**731,0**
Autres Activités		
Santé-Beauté	125,8	124,0
Suremballage-Palettisation	64,6	67,7
Manutention des poudres	20,7	20,4
Opérations inter-divisions	(11,2)	(10,5)
Total Autres Activités	**199,9**	**201,6**
Total Divisions	**981,1**	**932,6**

En 2002, l'ensemble des activités "Cœur de métier" progresse de 6,9 % au global, avec une progression de 14,2 % en Soufflage et traitement de barrière, et de 12,3 % pour l'Ingénierie de lignes et convoyages, alors que les Systèmes de remplissage marque un recul de 3 %.
Le recul de 0,8 % pour le secteur "Autres activités" provient essentiellement du pôle Suremballage-Palettisation.

5.3.1.2 Chiffre d'affaires et résultats consolidés par Divisions

(en millions d'euros)	2002			2001		
	Chiffre d'Affaires	Résultat d'Exploitation	%	Chiffre d'Affaires	Résultat d'Exploitation	%
Cœur de métier						
Soufflage et traitement de barrière	523,2	59,3	11,3	458,2	26,4	5,8
Systèmes de remplissage	107,7	(16,2)	(15,0)	111,0	(15,1)	(13,6)
Ingénierie de lignes et convoyages	246,3	5,1	2,1	219,4	(7,1)	(3,2)
Opérations inter-divisions	(96,0)			(57,6)		
Total Cœur de métier	**781,2**	**48,2**	**6,2**	**731,0**	**4,2**	**0,6**
Autres Activités						
Santé-Beauté	125,8	8,1	6,4	124,0	8,6	6,9
Suremballage-Palettisation	64,6	3,4	5,3	67,7	3,0	4,4
Manutention des poudres	20,7	2,4	11,6	20,4	1,0	4,9
Opérations inter-divisions	(11,2)			(10,5)		
Total Autres Activités	**199,9**	**13,9**	**7,0**	**201,6**	**12,5**	**6,2**
Total Divisions	**981,1**	**62,1**	**6,4**	**932,6**	**16,7**	**1,8**
Autres éléments d'exploitation		0,1				
Retraitements de consolidation		7,2			5,2	
Résultat d'exploitation consolidé	**981,1**	**69,4**	**7,1**	**932,6**	**21,9**	**2,3**

Les chiffre d'affaires et les résultats par division pour l'année 2000 ne sont pas disponibles à cause de la réorganisation intervenue début 2002. Cette réorganisation a entraîné notamment :
- La ventilation de l'ancienne division Soufflage & Remplissage à deux divisions séparées, Soufflage et traitement de barrière et Remplissage, avec transfert de la filiale Guérin vers une nouvelle division Manutention de poudres faisant partie des Autres activités ;
- Création d'une nouvelle division "Sales & Services" ;
- Les données financières par division sont aujourd'hui reclassées par division et non pas par entité juridique.

Du fait de la complexité et de la lourdeur de l'exercice, la société n'a pas effectué les retraitements pour l'année 2000.

5.3.2 Division Soufflage et traitement de barrière

Après le repli constaté en 2001, la Division Soufflage et traitement de barrière a vu ses ventes progresser de 14,2 % en 2002. En effet, la Division a bénéficié de la reprise des ventes de souffleuses constatée sur le marché nord américain (+ 30 %), et de la croissance du marché Asie du Nord (+ 26 %). Ces deux marchés ont ainsi représenté près des deux tiers des ventes de la division en 2002. La Division Soufflage et traitement de barrière a également profité de la croissance de la Division Ingénierie de lignes et convoyages, puisque la part des ventes à cette division a représenté 9,3 % du chiffre d'affaires contre 4,3 % en 2001.
En réponse aux difficultés rencontrées en 2001, un programme de maîtrise des processus et de qualification des produits accompagné d'une profonde modification de l'organisation a été mis en place. Les investissements en R&D ont été maintenus et l'amélioration de la qualité des produits et des prestations ont contribué à une meilleure satisfaction des clients, tout en restaurant la profitabilité de la division.
Avec cinq machines facturées et une mise en location chez un client américain, le parc de machines Actis en production a doublé en 2002. Cinq machines figurent dans le carnet de fin 2002.
Pour développer cette activité, une business unit Actis a été créée au sein de la Division Soufflage et traitement de barrière durant l'année écoulée. Outre l'industrialisation des produits existants, elle travaillera au développement de la gamme, à l'augmentation du volume des bouteilles, et à l'augmentation de la capacité de production.
Le résultat d'exploitation est en forte croissance à 59,3 millions d'euros, soit 11,3 % du chiffre d'affaires, contre 26,4 millions d'euros en 2001, soit 5,8 % du chiffre d'affaires.

5.3.3 Division Systèmes de remplissage

L'année 2002 a vu le regroupement des activités remplissage autour de trois sociétés, Alsim pour les produits plats et gazeux, Rémy pour l'aseptique et Héma pour les produits visqueux et alimentaires non liquides.
Les activités de Girondine ont été transférées vers Alsim et la division a également intégré dans son périmètre la gestion des combis.
Le chiffre d'affaires de la division a atteint 107,7 millions d'euros en 2002, soit une baisse de 3 % par rapport à 2001.
L'année a été marquée par la très forte croissance des ventes de machines aseptiques, remplisseuses et combis, qui ont permis de compenser la baisse des ventes de machines plates et gazeuses en Amérique du Nord. Les commandes prises en fin d'année, en particulier sur cette zone, permettent d'aborder l'exercice 2003 dans des conditions proches de celles de l'an passé.
Le chiffre d'affaires 2002 confirme ainsi le dynamisme du marché aseptique qui nécessite des équipements à forte valeur ajoutée et de haute technologie, et où n'interviennent pour le moment qu'un nombre limité d'acteurs. Il confirme également le bien fondé des choix technologiques.
Le potentiel considérable de ce marché justifie les efforts importants de R&D produits par le Groupe. Ces efforts conjugués à la complexité des process et de la technologie expliquent les lourdes pertes enregistrées en 2002, 16,2 millions d'euros, et l'absence de redressement par rapport à 2001.

5.3.4 Division Ingénierie de lignes et convoyages

La Division Ingénierie de lignes et convoyages affiche une croissance de 12,3 %, avec un chiffre d'affaires de 246,3 millions d'euros.
Cette croissance est tirée par l'activité Lignes complètes, 156 millions d'euros de ventes, soit + 24 %, alors que l'activité traditionnelle reste stable, + 3 %.
En Amérique du Nord, le ralentissement des commandes des clients traditionnels, essentiellement dans le marché de la bière, a été compensé par le développement des ventes de lignes complètes PET, normales ou aseptiques.
L'année 2002 a été marquée par un regroupement des activités industrielles. En Europe, le site de Rafale a été fermé et l'activité transférée sur Reischtett. En Amérique du Nord, les activités d'assemblage de convoyeurs de Bradenton, USA, ont été transférées sur le site de Laval au Canada.
La Division affiche un résultat d'exploitation positif à 5,1 millions d'euros contre une perte d'exploitation de 7,1 millions d'euros en 2001.
La zone Europe a bénéficié dès 2002 des opérations de restructuration, ainsi que du plan d'amélioration des procédures. En Amérique du Nord, le transfert d'activité, et d'importants efforts de productivité ont permis à la division de dégager un résultat en progression malgré un chiffre d'affaires en baisse.

5.3.5 Autres activités

• *Manutention de poudres (Guérin)*

Avec un chiffre d'affaires de 20,7 millions d'euros, l'activité a été à peu près stable, + 1,5 %.
Par contre, la part alimentaire s'est accrue pour atteindre désormais 86 % du total. Le lait représente à lui seul 48 % des ventes de Guérin.
Le résultat d'exploitation est passé de 1,0 million d'euros en 2001 à 2,4 millions d'euros en 2002 suite à la mise en place progressive d'un ensemble de mesures d'amélioration des performances.

• *Suremballage-Palettisation*

Les ventes de la division ont atteint 64,6 millions d'euros, en léger recul par rapport à 2001, de 4,6 %. En dépit de cette baisse, le résultat d'exploitation a progressé de 13 % pour atteindre 3,4 millions d'euros, soit 5,3 % du chiffre d'affaires.
L'amélioration des marges industrielles et une réduction des frais généraux ont permis cette progression, tout en maintenant le niveau des frais de recherche et développement.

Cermex

Malgré une forte reprise d'activité, la société n'a pas réussi à compenser la faiblesse du carnet de fin 2001, d'où une activité en baisse de 6,5 %.
Des augmentations significatives en Amérique du Nord, + 19 %, et du Sud, + 14 %, ont été compensées par une baisse importante du marché français, - 20 %, qui représente encore 43 % du chiffre d'affaires de la société.

Cermex OC

Le chiffre d'affaires atteint 17,9 millions d'euros, soit une progression de 10 %.

• *Santé-Beauté*

Le chiffre d'affaires de la division est de 125,8 millions d'euros, en progression de 1,5 %. Le résultat d'exploitation est de 8,1 millions d'euros, soit 6,4 % du chiffre d'affaires contre 6,9 % en 2001.
L'activité fabrication et commercialisation de machines est en progression, et a amélioré sa rentabilité, principalement grâce à la filiale Kalix. Après une année 2001 difficile, cette société a mis en œuvre les mesures nécessaires à son redressement et dégage désormais un niveau de résultat supérieur à celui de l'ensemble de la division.
Essentiellement en raison d'une forte baisse des ventes, l'activité Tubes a vu son résultat se dégrader. Le regroupement des sociétés suédoises et un renouvellement du management devraient contribuer à retrouver un niveau de profit en progression dès 2003.
Malgré une légère progression des ventes, la division Injection a vu son résultat se dégrader, en raison d'une pression accrue de la part des clients sur les prix de ventes et de coûts non récurrents destinés à obtenir le label FDA.

5.3.6 Autres commentaires sur les comptes consolidés :

5.3.6.1 Résultats consolidés 2002

Le Conseil de Surveillance de Sidel s'est réuni le lundi 31 mars 2003 afin d'examiner les comptes sociaux et consolidés de l'exercice 2002 arrêtés par le Directoire et de revoir les perspectives de l'exercice 2003.

Résultat d'exploitation

(En millions d'euros)	2002	%	2001	%	2000	%
Chiffre d'affaires	981,1	*100*	932,6	*100*	1 025,0	*100*
Valeur ajoutée	317,7	*32,4*	273,4	*29,3*	319,8	*31,2*
Excédent Brut d'Exploitation	100,4	*10,2*	55,7	*6,0*	113,3	*11,1*
Résultat d'exploitation (1)	**69,4**	*7,1*	**21,9**	*2,4*	**70,8**	*6,9*

(1) après participation et intéressement des salariés

Les seules évolutions de périmètre du Groupe en 2002 concernent les sociétés M.A.T. et Alsim dans lesquelles la participation a été portée à 100% en rachetant la part des minoritaires, soit 49% du capital de la M.A.T. pour un montant de 1,8 millions d'euros et 20% du capital d'Alsim pour un montant de 9,9 millions d'euros. Ces acquisitions ont été financées sur la trésorerie, et il n'y a pas de compléments de prix prévu. Ces deux filiales sont consolidées par intégration globale et l'impact du rachat des intérêts minoritaires dans ces filiales, à l'exception de l'augmentation des écarts d'acquisition, est négligeable dans les comptes consolidés de Sidel.

Le chiffre d'affaires de l'exercice 2002 s'établit à 981,1 millions d'euros, en progression de 5,2% par rapport à 2001. La croissance a atteint 6,9 % sur les activités "Cœur de métier". La croissance a été particulièrement soutenue en Asie et, à un degré moindre, en Amérique du Nord, tandis que l'activité était stable en Europe et dans la zone Moyen-Orient/Afrique.

L'excédent brut d'exploitation ressort à 100,4 millions d'euros, soit une marge de 10,2 % qui s'approche du niveau atteint en 2000. Cette performance est liée aux facteurs suivants :

- L'effet volume associé à la croissance du chiffre d'affaires du Groupe, avec en particulier le dynamisme des activités soufflage (Blowing & Coating) et lignes complètes de conditionnement (Packaging Systems) ;
- Les premiers résultats pour ces deux divisions d'un programme de stabilisation des produits et de maîtrise des processus industriels. En outre, la division Packaging Systems a enregistré les fruits des actions de réorganisation industrielle menées en Europe et en Amérique du Nord ;
- Dans un contexte de stagnation des ventes de la division Filling Systems, le Groupe poursuit ses efforts d'investissement dans le développement du remplissage aseptique ;
- Les activités extérieures au "Cœur de métier" ont réalisé un exercice 2002 stable, tant en termes de volume que de rentabilité.

Le résultat d'exploitation s'est considérablement redressé en 2002, à 69,4 millions d'euros, 7,1 % du chiffre d'affaires, contre 21,9 millions d'euros, 2,4 % du chiffre d'affaires en 2001.
Ce redressement provient essentiellement de la progression des ventes et de l'amélioration des résultats des divisions Blowing & Coating et Packaging Systems.

Résultat courant

(En millions d'euros)	2002	%	2001	%	2000	%
Résultat d'exploitation	**69,4**	*7,1*	**21,9**	*2,4*	**70,8**	*6,9*
Produits financiers	15,4	*1,6*	20,2	*2,2*	17,4	*1,7*
Charges financières	(25,3)	*(2,4)*	(31,9)	*(3,5)*	(30,2)	*(2,9)*
Résultat courant	**59,5**	*6,1*	**10,2**	*1,1*	**58,0**	*5,7*

L'amélioration des résultats et la diminution des besoins en fonds de roulement ont permis de réduire l'endettement net du Groupe de 35,6 millions d'euros en 2002.
La diminution de la charge financière nette, 9,9 millions d'euros en 2002, contre 11,7 millions d'euros en 2001, provient de ce désendettement, de la baisse des taux et d'une politique accrue de centralisation de la trésorerie.

Résultat net

(En millions d'euros)	2002	%	2001	%	2000	%
Résultat courant	**59,5**	*6,1*	**10,2**	*1,1*	**58,0**	*5,7*
Résultat exceptionnel	(19,9)	*(2,0)*	(32,0)	*(3,4)*	(13,7)	*(1,3)*
Impôts courants et différés	(11,8)	*1,2*	0,5	*0,1*	(12,8)	*(1,4)*
Amort. écarts d'acquisition	(5,1)	*(0,5)*	(25,7)	*(2,8)*	(6,6)	*(0,6)*
Résultat net de l'ensemble	**22,6**	2,3	**(47,0)**	*(5,0)*	**24,8**	2,4
Intérêts des minoritaires	0,0	*0,0*	0,5	*0,1*	0,5	*0,0*
Résultat net part du Groupe	**22,6**	2,3	**(47,5)**	*(5,1)*	**24,3**	2,4

La perte exceptionnelle de l'exercice (19,9 millions d'euros) tient compte des éléments suivants :
- Restructurations et licenciements .... 9,5 M€
- Provisions et coûts sur litiges .... 7,5 M€
- Provisions exceptionnelles sur actifs immobiliers et matériels .... 1,9 M€
- Autres éléments .... 1,0 M€

Le taux effectif d'impôts sur les sociétés ressort à 29,9 % sur l'exercice 2002. L'intégration fiscale des sociétés françaises se soldant par un déficit fiscal en 2002, il a été procédé à un carry back, dont le produit en résultat se monte à 4,6 millions d'euros.
En ce qui concerne les écarts d'acquisition, l'exercice 2001 prenait en compte un amortissement exceptionnel de 19,1 millions d'euros au titre de certaines filiales, les 5,1 millions d'euros de 2002 correspondent quasiment à l'annuité normale.
Le rachat en cours d'année des actionnaires minoritaires des sociétés Alsim et M.A.T. conduit à la quasi-disparition d'intérêts minoritaires.

Situation financière

Flux financiers

(En millions d'euros)	2002	2001	2000
Marge brute d'autofinancement	65,6	24,5	57,2
Variation des BFR (hors impôts différés)	6,3	35,1	(20,5)
Trésorerie générée par l'activité	71,9	59,6	36,7
Investissements industriels	(22,5)	(21,4)	(44,2)
Flux de trésorerie libre	**49,4**	**38,2**	**(7,5)**

La marge brute d'autofinancement est en forte hausse, et comprend essentiellement le résultat positif de l'exercice, 22,6 millions d'euros, les amortissements pour 31,3 millions d'euros ainsi qu'une dotation nette aux provisions de 9,2 millions d'euros.
L'amélioration des besoins en fonds de roulement provient notamment de la baisse du niveau des stocks.
Sur les 22,5 millions d'euros d'investissements industriels, 17,4 millions d'euros concernent le "Cœur de métier", dont 6,0 millions d'euros pour les nouveaux bâtiments d'Alsim à Parme, 5,5 millions d'euros pour les installations techniques et 2,9 millions d'euros pour les brevets.

Bilan consolidé au 31/12/2002

(En millions d'euros)	2002	2001	2000
Actif immobilisé net	232,7	244,3	279,7
BFR (y compris impôts différés)	187,1	210,0	252,9
Total Capitaux employés	**419,8**	**454,4**	**532,6**
Capitaux propres (avant répartition)	239,3	245,1	290,4
Intérêts minoritaires	0,0	1,8	1,4
Provisions R&C	64,0	55,4	43,6
Endettement financier net	116,5	152,1	197,2
Total	**419,8**	**454,4**	**532,6**

La baisse de 11,6 millions d'euros de l'actif immobilisé en 2002 se décompose ainsi :
- Augmentation des écarts d'acquisition nette d'amortissements .... 4,3 M€
- Investissements de l'exercice .... 22,5 M€
- Amortissements .... (26,3 M€)
- Valeur nette des éléments cédés .... (3,7 M€)
- Impact du changement de périmètre et des écarts de conversion .... (8,4 M€)

La valeur nette des écarts d'acquisition au 31/12/2002 atteint 61,9 millions d'euros contre 57,6 millions d'euros à fin 2001. Cette augmentation de 4,3 millions d'euros provient pour 9,4 millions d'euros du rachat des minoritaires des sociétés Alsim et M.A.T. et pour (5,1) millions d'euros d'amortissement sur l'année.
Les besoins en fonds de roulement (BFR), y compris impôts différés, atteignaient 187,1 millions d'euros au 31/12/2002, en baisse de 22,9 millions d'euros par rapport à fin décembre 2001. Ceci s'explique en grande partie par la baisse de la valeur des stocks.
Le montant des capitaux propres au 31/12/2002 est de 239,3 millions d'euros contre 245,1 millions d'euros au 31 décembre 2001. Cette baisse de 5,8 millions d'euros s'analyse de la manière suivante :
- Bénéfice de l'exercice 2002 : 22,6 millions d'euros,
- Variation des écarts de conversion : (28,4) millions d'euros, correspondant à l'impact sur la valorisation de l'actif net des sociétés hors de la Zone euro de la baisse des devises correspondantes par rapport à l'euro (notamment le dollar américain, le dollar canadien et le réal).

L'augmentation des provisions pour risques et charges qui sont passées de 55,4 millions d'euros à 64,0 millions d'euros au 31/12/2002 est essentiellement due à l'augmentation des provisions pour garantie (1,2 millions d'euros) et mise en route (8,5 millions d'euros), liées à la croissance de l'activité et à la nouvelle gamme aseptique de la division Filling Systems.
L'endettement net à fin décembre 2002 était de 116,5 millions d'euros, contre 152,1 millions d'euros à fin 2001. Cette différence provient essentiellement de la diminution du besoin en fonds de roulement et de l'amélioration des résultats. Les principaux crédits moyen terme sont une convention de crédit moyen terme sur Sidel S.A. d'un montant à l'origine de 91,5 millions d'euros dont l'échéance est en octobre 2003 et un encours de plusieurs crédits-baux immobiliers pour un montant total de 57,6 millions d'euros au 31 décembre 2002. Ces crédits ne comportent pas d'autres engagements que ceux habituellement inclus dans ces types de financement.

5.3.6.2 Affectation du résultat et du bénéfice distribuable de Sidel S.A. :

Le Directoire a proposé d'affecter le bénéfice distribuable composé du bénéfice de l'exercice de 3.302.062,50 euros et du report à nouveau négatif de 2.043.666,30 euros, soit 1.258.396,20 euros de la manière suivante :
- dotation de la réserve légale .... 11.132,40 euros
- affectation du solde au poste report à nouveau .... 1.247.263,80 euros

Au titre de l'exercice 1999, un dividende net par action de 1 euro a été distribué, soit une distribution globale de 33,3 millions d'euros.
Aucun dividende n'a été distribué au titre des exercices 2000 et 2001.

5.3.6.3 Effectifs :

L'évolution des effectifs pour les activités "Cœur de métier" et les "Autres activités" au cours des trois derniers exercices est le suivant :

	2002	2001	2000
Activités Coeur de métier	3 028	2 973	2 815
Autres activités	1 433	1 507	1 499
Total	**4 461**	**4 480**	**4 314**

Les renseignements concernant les effectifs sont inclus dans la note 18 de l'annexe aux comptes consolidés ainsi qu'à la note 2.15 de l'annexe aux comptes sociaux.
Un bilan social est établi annuellement au niveau Sidel S.A. et remis aux membres du Comité d'entreprise. Le bilan social 2001 a été diffusé dans l'entreprise, suite à sa présentation en Comité d'entreprise. Le bilan social 2002 sera soumis à l'approbation du Comité d'entreprise d'Avril 2003.

5.3.7 Eléments complémentaires

5.3.7.1 Recherche et Développement

Les travaux de recherche et développement en 2002 ont porté notamment sur :
- Le développement de machines de soufflage PET à très grande cadence,
- L'amélioration et l'augmentation de cadences des machines Actis,
- Le développement de la gamme de machines aseptiques,
- La standardisation de la gamme existante de convoyeurs,
- Le développement d'une nouvelle génération de convoyeurs pour packs et palettes.

Les dépenses exposées ont été comptabilisées en charges d'exploitation sur l'exercice pour un montant de 39,5 millions d'euros. Elles s'élevaient à 37,6 millions d'euros pour l'exercice 2001 et à 41,8 millions d'euros pour l'exercice 2000.
Les travaux de recherche et développement sont systématiquement passés en charges, à l'exception de la valorisation des brevets Actis qui ont été activés en 1999 et 2000. La valeur nette de ces brevets Actis activés figurant au poste immobilisations incorporelles à fin décembre 2002 est de 6,3 millions d'euros. Il n'y a pas d'investissement futur significatif.

5.3.7.2 Politiques d'investissements :

Sidel S.A. n'a pas d'investissement en recherche et développement capitalisé, ni d'autres investissements significatifs en cours de réalisation. Il n'y a pas d'investissement futur ayant fait l'objet d'un engagement ferme hors la construction de la Tranche 7 sur le site d'Octeville qui sera financé en crédit-bail.
Le tableau ci-après détaille la ventilation des investissements réalisés par Sidel S.A. au cours des trois derniers exercices :

(en milliers d'euros)	2002 Nature	2002 Montant	2001 Nature	2001 Montant	2000 Nature	2000 Montant
Immobilisations incorporelles		**2 996**		**1 237**		**3 511**
	Licences Solidwork	233	Licences Sap	244	Brevet Actis	2 182
	Licences Hybrid Design	172	Outils de report SAP	375	Outils de report SAP	438
	Licences Microsoft	116	Licences Microsoft	236	Licences Microsoft	236
	Achat Brevet Millacron	2 072			Licence Asset Center	191
	Autres logiciels et licences	403	Autres logiciels et licences	382	Autres logiciels et licences	464
Immobilisations corporelles		**1 340**		**2 541**		**3 775**
			Agencement de terrains		*Agencement de terrains*	295
			Bâtiments industriels	253	Bâtiments industriels	683
	Aménagements de locaux	461	Aménagements de locaux	354	Aménagements de locaux	1 258
	Réseaux incendie	122	Surveillance Vidéo site	800	Bancs de certification	447
	Matériel et outillage divers	204	Matériel et outillage divers	455	Matériel et outillage divers	647
	Matériel de transport et manutention	3	Matériel de transport et manutention	29	Matériel de transport et manutention	28
	Matériel de bureau	15	Matériel de bureau	17	Matériel de bureau	37
	Matériel informatique	421	Matériel informatique	582	Matériel informatique	232
	Mobilier de bureau	114	Mobilier de bureau	51	Mobilier de bureau	148
Immobilisations financières		**12 241**		**788**		**59 822**
	Augmentation Capital Inde	2 067	Augmentation Capital Inde	474	Augmentation Capital Inde	122
					Prise de participation *Stella (10 %)*	*1 245*
	Alsim	9 945				
	Sidel South Asia	101				
	Sidel Vostock	100				
	divers	28				
			Titres Sidel (invest Net)	314	Titres Sidel (invest Net)	14 731
TOTAUX		**16 577**		**4 566**		**67 108**

5.3.7.3 Facteurs de risques

Risque de marché

Le Groupe est faiblement exposé aux risques de marché.
En effet les offres des sociétés sont généralement faites aux clients en monnaies locales. Lors de la signature, les commandes converties dans une autre devise à la demande du client font l'objet de couvertures de change à terme.
En cas de couverture de change non affectée, à la suite d'annulation de commandes ou d'un volume d'affaires récurrent, l'écart constaté entre le cours de la vente à terme et le cours du 31 décembre est comptabilisé en résultats.
Les achats en devises font l'objet de couvertures cas par cas.
Les instruments financiers utilisés sont principalement des contrats de change à terme ferme et des options en ce qui concerne le risque de change, des swaps de taux, des options, des caps et floors en ce qui concerne le risque de taux.
Les opérations sont effectuées avec des contreparties de qualité et diversifiées de sorte que le risque de contrepartie soit faible.

Risque juridique

L'exercice des différentes activités du Groupe ne nécessite pas d'autorisations administratives spécifiques et n'est pas soumis à une réglementation particulière.

Dépendances et Brevets

Le groupe n'est soumis à aucune dépendance significative à l'égard de brevets, de licences, de contrats d'approvisionnement, industriels, commerciaux ou financiers.
Le développement et le lancement de nouveaux produits sont systématiquement protégés par le dépôt de brevets.
La société est propriétaire de la marque Sidel.

Environnement

Les différentes activités exercées par les différentes sociétés du Groupe ne présentent aucun risque significatif en termes d'environnement.
L'implantation des bâtiments de Sidel S.A. sur le site d'Octeville-sur-mer a fait l'objet d'une étude d'impact donnant lieu à un arrêté préfectoral d'autorisation d'exploitation.

Assurances

Les différentes sociétés du Groupe ont souscrit un ensemble de contrats d'assurances concernant notamment :
- les dommages pouvant affecter les bâtiments, équipements et stocks,
- la responsabilité civile découlant de l'activité et des produits vendus,
- les risques encourus pendant le transport des équipements et produits, tant à l'achat qu'à la vente,
- la responsabilité civile des mandataires sociaux.

Les principales polices sont souscrites par Sidel S.A. agissant en son nom et pour le compte des filiales concernées.
En fonction des particularismes de certaines sociétés et de la réglementation de certains pays, certaines polices sont souscrites localement.

Engagement hors bilan

Le détail des engagements hors bilan est mentionné dans la note 20 de l'annexe aux comptes consolidés.

Risque de liquidité :

La société considère qu'il n'existe pas de risque de crédit ou de liquidité.

5.3.7.4 Conventions entre Sidel S.A. et ses filiales :

Une convention de trésorerie et une convention d'intégration fiscale, concernant les sociétés françaises, ont été approuvées au cours des exercices antérieurs. Leur exécution s'est poursuivie durant l'exercice 2002.

5.4 Patrimoine - Situation financière - Résultats

5.4.1 Comptes consolidés du Groupe Sidel pour les trois derniers exercices clos le 31 décembre

Les comptes de l'exercice clos le 31 décembre 2002 seront soumis à l'approbation de la prochaine Assemblée Générale ordinaire des actionnaires.

Compte de résultat consolidé du Groupe Sidel

(en milliers d'euros)	2002	2001	2000
PRODUCTION DE L'EXERCICE			
Chiffre d'affaires (note 2)	981 123	932 582	1 025 008
Production stockée	(45 573)	12 732	(15 981)
Production immobilisée	445	589	4 024
Total Production de l'exercice	**937 995**	**945 903**	**1 013 051**
CONSOMMATIONS			
Achats consommés	(384 908)	(415 382)	(437 929)
Autres charges externes	(235 431)	(257 117)	(255 274)
Total des consommations	**(620 339)**	**(672 499)**	**(693 203)**
VALEUR AJOUTEE PRODUITE	**317 656**	**273 404**	**319 848**
Subvention d'exploitation	165	345	152
Impôts, taxes et versements assimilés	(12 923)	(14 082)	(13 567)
Frais de personnel	(204 472)	(203 936)	(193 124)
EXCEDENT BRUT D'EXPLOITATION	**100 426**	**55 731**	**113 310**
Autres charges et produits de gestion courante	(2 620)	(472)	(651)
Dotations aux comptes d'amortissements	(23 808)	(25 037)	(23 228)
Dotations et reprises de provisions	(4 567)	(8 285)	(18 603)
RESULTAT D'EXPLOITATION	**69 431**	**21 937**	**70 828**
PRODUITS FINANCIERS			
Reprise sur provisions	26	13	868
Intérêts et produits assimilés	6 259	11 786	7 303
Différence positive de change	8 779	8 006	8 483
Produits nets sur cessions de valeurs mobilières	343	426	784
Total des produits financiers	**15 407**	**20 231**	**17 439**
CHARGES FINANCIERES			
Dotation aux provisions	3	499	797
Intérêts et charges assimilées	12 644	16 018	15 662
Différence négative de change	12 090	8 118	11 190
Charges nettes sur cessions de valeurs mobilières	403	7 307	2 569
Total des charges financières	**25 340**	**31 942**	**30 218**
RESULTAT FINANCIER (note 3)	**(9 933)**	**(11 711)**	**(12 780)**
RESULTAT COURANT	**59 498**	**10 226**	**58 048**
PRODUITS EXCEPTIONNELS			
Sur opérations de gestion	2 368	2 301	1 447
Sur opérations en capital	3 408	2 595	3 819
Reprise sur provisions	13 077	2 786	3 690
Total des produits exceptionnels	**18 853**	**7 682**	**8 956**
CHARGES EXCEPTIONNELLES			
Sur opérations de gestion	19 866	23 718	14 180
Sur opérations en capital	3 814	2 676	3 551
Dotations aux amortissements et provisions	15 122	13 247	4 944
Total des charges exceptionnelles	**38 802**	**39 641**	**22 674**
RESULTAT EXCEPTIONNEL (note 4)	**(19 949)**	**(31 959)**	**(13 719)**
Impôts sur les bénéfices (note 12) :			
- courants	4 686	(10 191)	(14 128)
- différés	(16 499)	10 638	1 311
RESULTAT NET DES SOCIETES INTEGREES	**27 736**	**(21 286)**	**31 512**
Quote-part dans les résultats des sociétés mises en équivalence	-	-	-
RESULTAT NET AVANT AMORTISSEMENT DES ECARTS D'ACQUISITION	**27 736**	**(21 286)**	**31 512**
Amortissement des écarts d'acquisition	(5 103)	(25 712)	(6 640)
RESULTAT NET DE L'ENSEMBLE	**22 633**	**(46 998)**	**24 872**
Intérêts des minoritaires	1	532	525
RESULTAT NET PART DU GROUPE	**22 632**	**(47 530)**	**24 347**
Résultat net par action (euros)	**0,68**	**(1,44)**	**0,74**
Résultat net dilué par action (euros)	**0,70**	**(1,39)**	**0,76**

Bilan Actif consolidé du Groupe Sidel

ACTIF (en milliers d'euros)	2002 Montant brut	2002 Amort. et provisions	2002 Montant net	2001 Montant net	2000 Montant net
ACTIF IMMOBILISE					
Ecarts d'acquisition (note 5)	110 099	48 157	61 942	57 639	83 350
Immobilisations incorporelles (note 6)	39 748	19 978	19 770	20 889	21 206
Immobilisations corporelles (note 7)	280 983	130 972	150 011	164 814	173 583
Immobilisations financières (note 8)	2 588	1 630	958	966	1 527
TOTAL DE L'ACTIF IMMOBILISE	**433 418**	**200 737**	**232 681**	**244 308**	**279 666**

→ SUITE	2002			2001	2000
ACTIF (en milliers d'euros)	Montant brut	Amort. et provisions	Montant net	Montant net	Montant net
ACTIF CIRCULANT					
Stocks et en-cours (note 9)	195 274	22 459	172 815	207 972	197 044
Avances et acomptes versés sur commandes	19 321	-	19 321	24 990	17 412
Clients et comptes rattachés	271 534	18 852	252 682	244 384	284 585
Autres créances	63 223	309	62 914	56 902	59 785
Valeurs mobilières de placement (note 10)	43 476	66	43 410	27 570	28 848
Disponibilités	83 745	-	83 745	66 136	61 322
TOTAL DE L'ACTIF CIRCULANT	**676 722**	**41 835**	**634 887**	**627 954**	**648 996**
COMPTES DE REGULARISATION	**3 430**	**-**	**3 430**	**3 719**	**2 869**
TOTAL DE L'ACTIF	**1 113 421**	**242 423**	**870 998**	**875 981**	**931 531**

Bilan Passif consolidé du Groupe Sidel

PASSIF (en milliers d'euros)	2002 Avant répartition	2001 Après répartition	2000 Après répartition
CAPITAUX PROPRES			
Capital social	79 962	79 962	79 851
Primes d'émission, de fusion	1 972	1 972	-
Réserves consolidées	169 635	169 635	217 165
Ecart de conversion	(16 134)	12 304	11 839
Résultat consolidé - Part du Groupe	–	–	–
Actions conservées	(18 773)	(18 773)	(18 460)
TOTAL DES CAPITAUX PROPRES (note 13)	**239 294**	**245 100**	**290 395**
INTERETS DES MINORITAIRES			
Dans les réserves	39	1 304	872
Dans le résultat	1	532	525
TOTAL INTERETS MINORITAIRES (note 14)	**40**	**1 836**	**1 397**
PROVISIONS POUR RISQUES ET CHARGES			
Provisions pour risques	29 166	32 712	16 628
Provisions pour charges	34 831	22 708	26 986
TOTAL PROVISIONS RISQUES ET CHARGES (note 15)	**63 997**	**55 420**	**43 614**
DETTES			
Dettes financières (note 16)	243 699	245 837	287 358
Avances et acomptes reçus sur commandes	67 610	72 811	62 262
Dettes d'exploitation	158 751	163 388	168 127
Dettes diverses	87 063	80 722	73 150
TOTAL DETTES	**557 123**	**562 758**	**590 897**
COMPTES DE REGULARISATION	**10 544**	**10 867**	**5 228**
TOTAL DU PASSIF	**870 998**	**875 981**	**931 531**

Tableau de financement consolidé du Groupe Sidel

(en milliers d'euros)	2002	2001	2000
Flux de trésorerie liés à l'activité			
Résultat net des sociétés intégrées	22 633	(46 997)	24 872
Amortissements	31 364	52 603	30 384
Dotations et reprises de provisions	9 230	12 416	3 538
Variation nette des impôts différés	1 919	6 427	(1 311)
Résultat sur cessions d'immobilisations	406	80	(269)
Marge brute d'autofinancement des sociétés intégrées	**65 552**	**24 529**	**57 214**
Variation des besoins en fonds de roulement	6 327	35 088	(20 481)
Flux net de trésorerie généré par l'activité	**71 879**	**59 617**	**36 733**
Flux de trésorerie liés aux opérations d'investissements			
Investissements incorporels	(4 224)	(3 795)	(7 681)
Investissements corporels	(18 002)	(17 558)	(36 488)
Investissements financiers	(232)	(133)	(324)
Titres de participations (non consolidés)	-	-	(1 283)
Investissements totaux	**(22 458)**	**(21 486)**	**(45 776)**
Cessions d'immobilisations	3 121	2 799	4 032
Incidence des variations de périmètre	(11 203)	-	(840)
Autres emplois et variation de changes	-	-	456
Flux net de trésorerie liés aux opérations d'investissements	**(30 540)**	**(18 687)**	**(42 128)**
Flux de trésorerie liés aux opérations de financement			
Distribution de dividendes	-	(93)	(33 413)
Augmentation des capitaux propres	-	1 770	2 944
Actions conservées	-	-	(65 647)
Augmentation des dettes financières	7 267	9 180	52 907
Remboursement des dettes financières	(29 660)	(13 601)	(13 601)
Incidence des variations de périmètre	-	-	-
Autres ressources et variations de change	-	-	3 546
Flux net de trésorerie liée aux opérations de financement	**(22 393)**	**(2 204)**	**(53 264)**
VARIATION NETTE DE TRESORERIE	**18 946**	**38 726**	**(58 659)**
Trésorerie d'ouverture	44 259	4 106	62 765
Variation de la trésorerie	18 946	38 726	(58 659)
Incidence des variations des cours des devises	(7 006)	1 427	–
Trésorerie de clôture	**56 199**	**44 259**	**4 106**

Annexe aux comptes consolidés

→ *NOTE 1. Principes comptables et méthodes d'évaluation*

• *Généralités*

Les comptes consolidés sont établis en conformité avec les principes comptables actuellement en vigueur en France.
Les dispositions du règlement 99-02 du comité de réglementation comptable (CRC) sont appliquées depuis l'exercice 2000.
L'application du règlement CRC 2000-06 relatif aux passifs n'a pas d'incidence sur les comptes annuels consolidés au 31 décembre 2002.

• *Périmètre et méthodes de consolidation*

Au 31 Décembre 2002, toutes les sociétés composant le périmètre sont consolidées par intégration globale.
Elles ont toutes clôturé leurs comptes au 31 décembre 2002.
Le périmètre de consolidation au 31 décembre 2002 est le même qu'au 31 décembre 2001, à l'exception de la sortie des sociétés Sidel GmbH, Gebo Mexique, Nordiska Tub AS et Norden Singapour. Ces sociétés ont été liquidées ou absorbées par confusion de patrimoine au sein d'autres entités du Groupe. Sur 2002 ont été crées les sociétés CMMI et Sidel South East Asia. La société Sotralem Asia a également rejoint le périmètre au 31 décembre 2002.
Le Groupe a par ailleurs porté sa participation à 100 % dans les sociétés ALSIM et M.A.T. au cours de l'exercice.
La liste des sociétés composant le périmètre est annexée à la note.
Lors d'acquisition ou de cession en cours d'exercice, le résultat des sociétés acquises ou cédées est retenu dans le compte de résultats consolidés pour la période d'appartenance au Groupe.
Un groupe d'intégration fiscale, comprenant l'ensemble des sociétés françaises éligibles a été constitué le 1er Janvier 1996. Les modifications de l'actionnariat de Sidel S.A. résultant de l'offre publique d'achat de Tétra Laval n'ont eu aucun effet sur l'intégration fiscale des années 2001 et 2002.

• *Chiffre d'affaires*

La méthode de l'avancement est utilisée pour les contrats d'ingénierie ou comprenant une part d'ingénierie.
Les autres contrats sont enregistrés selon la méthode de l'achèvement.

• *Conversion des états financiers des sociétés étrangères*

Les postes du bilan sont convertis au taux de change en vigueur à la clôture de l'exercice.
Les éléments constitutifs du compte de résultat sont convertis au cours moyen de change de l'exercice.
La part du Groupe, dans les pertes ou les profits de conversion, est affectée à un compte intitulé "Ecart de conversion" inclus dans les capitaux propres.
L'Argentine n'a pas été traitée comme un pays hyper inflationniste.

• *Ecarts de première consolidation*

L'écart de première consolidation, constaté à l'occasion d'une prise de participation et qui représente la différence entre le prix d'achat des titres des sociétés et la part de capitaux propres correspondant lors de l'achat est, le cas échéant, affecté aux postes appropriés du bilan consolidé, la part non affectée étant inscrite à la rubrique "Ecarts d'acquisition".
Les écarts d'acquisition sont amortis, sur une durée comprise entre 5 et 20 ans, selon un plan qui reflète les caractéristiques et les perspectives de développement de chaque société au moment de l'acquisition.
En application du règlement 99-02, les écarts d'acquisition font l'objet d'un amortissement exceptionnel lorsque les réalisations et les perspectives des sociétés acquises le rendent nécessaire.

• *Immobilisations incorporelles*

Les immobilisations incorporelles comprennent notamment :
- les brevets amortis en linéaire sur leur durée de vie,
- Les dépenses concernant la nouvelle innovation Actis, amorties sur une période de 12 ans,
- Les dépenses relatives aux nouveaux systèmes d'information amorties sur une durée de 8 ans à compter de leur mise en service.

• *Immobilisations corporelles*

Les terrains, bâtiments et équipements sont évalués à leur prix de revient d'origine.
L'amortissement est calculé suivant la méthode linéaire en fonction de la durée d'utilisation.
- Constructions : .... 20 ans
- Agencement et aménagement des constructions : .... 10 ans
- Matériels de production : .... 5 à 10 ans
- Matériel et mobilier de bureau : .... 10 ans
- Matériel informatique : .... 3 à 4 ans

Les éléments d'actif font l'objet d'un amortissement exceptionnel lorsque leur valeur d'utilité ou le cas échéant leur valeur probable de réalisation le justifie.

• *Stocks*

La valeur brute des marchandises et des approvisionnements comprend le prix d'achat et les frais accessoires.
Les produits fabriqués sont valorisés au coût de production de l'exercice, les frais financiers sont exclus de la valeur des stocks.
Une provision pour dépréciation est constituée pour les articles stockés depuis plus de deux ans, dont les quantités sont supérieures à la moyenne annuelle des consommations des trois derniers exercices pour les composants de machines, et à la consommation des dix derniers exercices pour les pièces détachées du service après-vente.
Pour les en-cours et produits finis, stockés depuis plus d'un an, une provision est passée en fonction de l'ancienneté, de l'obsolescence des matériels et de leur valeur de marché.

• *Provisions pour Risques et Charges*

Une provision pour garantie et une provision pour mise en route sont constituées pour les affaires facturées.
- La provision pour garantie est calculée en fonction des périodes de garantie accordées, au niveau des conditions générales de vente et des commandes, et calculées d'après des analyses statistiques par machine et les prévisions des différents services après-vente.
- La provision pour mise en route concerne les frais d'intervention prévus chez les clients pour les machines facturées, dont la mise en route n'est pas encore intervenue au 31 décembre.

Une provision pour pertes à terminaison est constituée dans le cas où le prix de revient prévisionnel d'une affaire est supérieur au prix de vente.
En application du règlement CRC n°2000-06 et de l'avis CNC n°00-01, les provisions pour restructuration sont comptabilisées lorsque les décisions sont prises en Conseil d'Administration et annoncées aux Comités d'entreprise avant la fin de l'exercice (2000, 2001 et 2002).

• *Frais de recherche et développement*

Les frais de recherche et de développement sont pris en charge dès l'exercice où ils sont encourus. Pour l'année 2002, ils s'élèvent à 39,5 millions d'euros, soit 4,0 % du chiffre d'affaires. Ils étaient de 37,6 millions d'euros, soit 4,0 % du chiffre d'affaires, en 2001 et de 41,8 millions d'euros, soit 4,1 % du chiffre d'affaires, en 2000.

• *Exposition aux risques de marchés*

Le Groupe est faiblement exposé aux risques de marché. En effet les offres des sociétés sont généralement faites aux clients en monnaies locales. Lors de la signature, les commandes converties dans une autre devise à la demande du client font l'objet de couvertures de change à terme.
En cas de couverture de change non affectée, à la suite d'annulation de commandes ou d'un volume d'affaires récurrent, l'écart constaté entre le cours de la vente à terme et le cours du 31 décembre est comptabilisé en résultats.
Les achats en devises font l'objet de couvertures cas par cas.

• *Instruments Financiers*

Les instruments financiers utilisés sont principalement des contrats de change à terme ferme et des options en ce qui concerne le risque de change, des swaps de taux, des options, des caps et floors en ce qui concerne le risque de taux.
Les opérations sont effectuées avec des contreparties de qualité et diversifiées de sorte que le risque de contrepartie soit faible.

• *Créances et dettes*

Les créances et dettes en euros sont valorisées à leur valeur nominale.
Les créances et dettes en devises sont valorisées au cours du 31 décembre ou au cours garanti pour celles faisant l'objet d'une couverture à terme.
La différence entre la valeur d'enregistrement et la valeur au 31 décembre est comptabilisée en pertes ou gains de change latents au compte de résultat.
Une provision pour dépréciation est pratiquée lorsque la valeur d'inventaire d'une créance est inférieure à la valeur comptable.

• *Impôts sur les résultats et impôts différés*

Les impôts différés actif et passif sont calculés selon la méthode du report variable à partir des différences temporaires existant entre les valeurs comptables et fiscales des actifs et passifs figurant au bilan. Les taux d'impôts applicables pour les périodes futures sont retenus pour déterminer les montants d'impôt différés à la clôture.

Les impôts différés actifs sur pertes reportables ne sont pris en compte que si leur récupération est probable à court terme.

En application de l'article 3150 du règlement CRC n°99-02, les impôts différés n'ont pas fait l'objet d'une actualisation.

La société Sidel S.A. fait actuellement l'objet d'un contrôle fiscal.

• *Crédits-baux immobiliers*

Les immobilisations faisant l'objet d'un contrat de crédit-bail ayant pour effet de transférer aux sociétés concernées les avantages et les risques inhérents à la propriété sont comptabilisées à l'actif pour leur coût de revient, la dette correspondante est inscrite au passif.

Les constructions sont amorties suivant la méthode linéaire en fonction de la durée d'utilisation estimée.

La durée de l'emprunt retenue est celle du crédit-bail.

• *Participation des salariés*

La participation des salariés au résultat de l'entreprise, incluant à la fois la participation légale et les sommes dues au titre de l'intéressement, est comptabilisée en frais de personnel, soit 1,3 millions d'euros en 2002, 0,8 million d'euros en 2001 et 1,9 million d'euros en 2000.

• *Engagements de retraite*

Les engagements de retraite, pour le personnel inscrit à l'effectif au 31 décembre 2002 et dont le départ n'a pas été notifié à cette date, calculés généralement selon la méthode rétrospective, se montent à 5,5 millions d'euros et font l'objet de contrat d'assurances à hauteur de 3,5 millions d'euros et de 2,0 millions d'euros de provisions (classées en provision pour risques et charges).

L'estimation des engagements de retraite est basée sur des hypothèses de mise à la retraite par l'employeur et de turnover des effectifs généralement observés au sein des entités du groupe.

A fin 2001, les engagements se montaient à 5,0 millions d'euros (3,1 millions d'euros en contrats d'assurance et 1,9 million d'euros de provisions) contre 6,0 millions à fin 2000 (4,2 millions d'euros en contrats d'assurance et 1,8 million d'euros de provisions).

→ NOTE 2. Chiffre d'affaires

La répartition par zones géographiques des ventes consolidées s'analyse ainsi :

(En millions d'euros)	2002	2001	2000
France	104,9	117,2	110,2
Europe	275,0	263,5	302,7
Amérique du Nord	322,1	295,6	343,8
Amérique du Sud	48,4	68,2	71,9
Moyen-Orient/Afrique	61,4	59,4	71,1
Asie/Pacifique	169,3	128,7	125,3
TOTAL	**981,1**	**932,6**	**1025,0**

→ NOTE 3. Résultat financier

(En millions d'euros)	2002	2001	2000
Opérations de financement et de placement	(6,6)	(11,1)	(10,1)
Opérations de change	(3,3)	(0,1)	(1,9)
Variation des provisions	0,0	0,0	0,0
Provisions sur titres non consolidés	0,0	(0,5)	(0,8)
Résultat financier	(9,9)	(11,7)	(12,8)

Il n'y a pas eu d'opérations significatives en 2002 et en 2001. En 2000, les opérations les plus importantes impactant le résultat financier concernent le financement des opérations de rachat d'actions.

→ NOTE 4. Résultat exceptionnel

(En millions d'euros)	2002	2001	2000
Coûts liés à l'OPA	0,0	(11,8)	0,0
Restructuration et licenciement	(9,5)	(7,7)	(1,0)
Provisions et coûts sur litiges	(7,5)	(8,0)	0,0
Accord Déminor	0,0	(2,0)	0,0
Dotation aux provisions exceptionnelles sur terrains, bâtiments et matériels	(1,9)	(1,9)	0,0
Résultats sur cessions d'actifs	(0,2)	(0,1)	0,3
Régularisation des stocks (Sidel S.A.)	0,0	0,0	(9,1)
Autres opérations	(0,9)	(0,5)	(3,9)
Résultat exceptionnel	(20,0)	(32,0)	(13,7)

En 2002, les coûts de restructuration et de licenciements concernent les sociétés Rafale Technologie, La Girondine, M.e.s., Sidel S.A. et Kalix ; en 2001, ils concernaient les sociétés Norden International, Norden Pac Machinery, La Girondine, Sidel S.A. et Rémy.

En 2001, les coûts liés à l'OPA concernent essentiellement les honoraires de nos conseils et avocats.

Le résultat exceptionnel de 2000 comprend notamment une régularisation des stocks de Sidel S.A. : les stocks et les encours de production étaient surévalués de 9,1 millions d'euros au 31 décembre 1999. Ces surévaluations sont survenues à la suite d'écritures injustifiées qui ont eu pour effet de réduire le prix de revient de certaines affaires facturées et d'augmenter d'un montant équivalent, le prix de revient des affaires en cours à la fin de l'exercice.

Les charges exceptionnelles sur litiges couvrent notamment des risques de pénalités contractuelles sur litiges clients, des risques fiscaux et des risques de pénalités sur contrats d'agence.

→ NOTE 5. Ecarts d'acquisition

(En millions d'euros)	2002	2001	2000
Valeur nette au 1er janvier	57,6	83,4	89,2
Acquisitions	9,4	0,0	0,8
Amortissement	5,1	25,8	6,6
Valeur nette au 31 décembre	61,9	57,6	83,4

Les augmentations de 9,4 millions d'euros sur 2002 concernent le rachat des parts minoritaires sur les sociétés Alsim et M.A.T. pour respectivement 8,8 millions d'euros et 0,6 millions d'euros. Ces participations sont dorénavant détenues à 100 %.

Les résultats enregistrés sur les sociétés Girondine, Mes et Rafale depuis leur acquisition ayant été très en deçà des résultats attendus, les écarts d'acquisition correspondant ont fait l'objet d'un amortissement exceptionnel à 100 % en 2001.

L'amortissement exceptionnel comptabilisé en 2001 par rapport au plan initial est de 5,3 millions d'euros (soit respectivement : + 3,3 millions d'euros, + 1,0 million d'euros et + 1,0 million d'euros).

La société Guérin n'étant pas considérée comme appartenant au "Cœur de métier" du Groupe, l'écart d'acquisition a fait l'objet en 2001 d'un complément d'amortissement (+ 13,8 millions d'euros) afin d'ajuster la valeur consolidée de cette société à sa valeur probable de réalisation.

Le montant global des amortissements exceptionnels comptabilisés sur l'exercice 2001 s'élève à 19,1 millions d'euros.

Les acquisitions de 0,8 million d'euros en 2000 concernent des ajustements sur les sociétés La Girondine, Guérin et Norden, acquises en 1999.

→ NOTE 6. Immobilisations incorporelles

2002 (en milliers d'euros)	01/01/2002	Augmentation	Diminution	Changement Périmètre	Ecart de Conversion	31/12/2002
Concessions-Brevets	20 295	3 203	976	-	(228)	22 294
Fonds de commerce	259	-	-	-	-	259
Autres	17 034	1 022	496	-	(364)	17 295
Valeurs brutes	**37 588**	**4 225**	**1 472**	-	**(592)**	**39 748**
Amortissements	16 699	4 362	893	-	(190)	19 978
Valeurs nettes	**20 889**	**(137)**	**579**	-	**782**	**19 770**

2001 (en milliers d'euros)	01/01/2001	Augmentation	Diminution	Changement Périmètre	Ecart de Conversion	31/12/2001
Concessions-Brevets	18 151	2 214	74	-	4	20 295
Fonds de commerce	259	-	-	-	-	259
Autres	15 552	1 580	147	-	48	17 033
Valeurs brutes	**33 962**	**3 795**	**221**	-	**52**	**37 588**
Amortissements	12 756	4 184	221	-	(21)	16 699
Valeurs nettes	**21 206**	**(389)**	**0**	-	**72**	**20 889**

2000 (en milliers d'euros)	01/01/2000	Augmentation	Diminution	Changement Périmètre	Ecart de Conversion	31/12/2000
Concessions Brevets	14 314	3 965	161	-	33	18 151
Fonds de commerce	587	-	332	-	4	259
Autres	12 784	3 716	909	-	(39)	15 552
Valeurs brutes	**27 685**	**7 681**	**1 402**	-	**(2)**	**33 962**
Amortissements	10 776	3 510	1 537	-	7	12 756
Valeurs nettes	**16 909**	**4 171**	**(135)**	-	**(9)**	**21 206**

Les dépenses concernant l'innovation Actis, soit 6,1 millions d'euros en 1999 et 3,1 millions d'euros en 2000, ont été portées en concessions-brevets, cette innovation ayant fait l'objet de dépôt de plusieurs brevets.

Les dépenses concernant le système d'information SAP, ont été inscrites en autres immobilisations incorporelles, soit 10,1 millions d'euros au 31.12.2000 (dont 8,1 millions d'euros au titre de 1999).

→ NOTE 7. Immobilisations corporelles

2002 (en milliers d'euros)	01/01/2002	Augmentation	Diminution	Changement Périmètre	Ecart de Conversion	31/12/2002
Terrains	18 936	563	241	-	(1 415)	17 843
Constructions	142 293	1 061	3 215	-	(5 315)	134 824
Installat. techniques	81 381	7 948	7 416	291	(2 138)	80 067
Autres immobilisat.	42 265	3 648	4 169	222	(2 877)	39 089
Avances et acomptes	4 119	5 133	-	-	(92)	9 160
Valeurs brutes	**288 995**	**18 353**	**15 040**	**513**	**(11 836)**	**280 983**
Amortissements	124 181	21 899	11 820	363	(3 650)	130 972
Valeurs nettes	**164 814**	**(3 546)**	**3 220**	**150**	**(8 187)**	**150 011**

2001 (en milliers d'euros)	01/01/2001	Augmentation	Diminution	Changement Périmètre	Ecart de Conversion	31/12/2001
Terrains	17 612	1 912	555	-	(32)	18 936
Constructions	135 950	6 979	80	-	(555)	142 293
Installat. techniques	78 831	8 366	4 643	-	(1 174)	81 381
Autres immobilisat.	39 635	4 336	2 001	-	295	42 265
Avances et acomptes	8 210	(4 035)	-	-	(56)	4 119
Valeurs brutes	**280 238**	**17 558**	**7 280**	-	**(1522)**	**288 995**
Amortissements	106 655	22 707	4 604	-	(576)	124 181
Valeurs nettes	**173 583**	**(5 149)**	**2 675**	-	**(945)**	**164 814**

2000 (en milliers d'euros)	01/01/2000	Augmentation	Diminution	Changement Périmètre	Ecart de Conversion	31/12/2000
Terrains	13 875	4 024	390	-	103	17 612
Constructions	110 037	25 598	653	-	968	135 950
Installat. techniques	66 116	11 046	8 700	10 741	(372)	78 831
Autres immobilisat.	33 833	5 729	2 435	1 892	616	39 635
Avances et acomptes	18 322	(9 912)	102	-	(98)	8 210
Valeurs brutes	**242 183**	**36 485**	**12 280**	**12 633**	**1 217**	**280 238**
Amortissements	*82 546*	*20 234*	*8 842*	*12 834*	*(117)*	*106 655*
Valeurs nettes	**159 637**	**16 251**	**3 438**	**(201)**	**1 334**	**173 583**

Les immobilisations corporelles comprennent des crédits-baux immobilisés pour les montants suivants :

(en milliers d'euros)	31.12.2002	31.12.2001	31.12.2000
Valeurs brutes			
Terrains et constructions	70 500	70 279	67 880
Matériels et outillages	17 175	15 913	13 703
Immobilisations en-cours	547	-	-
Avances et acomptes	-	-	5 192
Total valeurs brutes	**88 222**	**86 192**	**86 775**
Amortissements	24 982	19 548	14 060
Valeurs nettes	**63 240**	**66 644**	**72 715**

→ NOTE 8. Immobilisations financières

(en millions d'euros)	31.12.2002	31.12.2001	31.12.2000
Titres de participations non consolidés (*)	1,3	1,3	1,3
Autres immobilisations financières	1,5	1,5	1,5
Total valeurs brutes	**2,8**	**2,8**	**2,8**
Provisions	1,8	1,8	1,3
Total valeurs nettes	**1,0**	**1,0**	**1,5**

*(Stella Electronic)

La valeur nette comptable au 31 décembre 2002 des titres de participation non-consolidées a été calculée en fonction de la situation nette de la société détenue.

→ *NOTE 9. Stocks - Ventilation au 31 décembre 2002*

2002 (en milliers d'euros)	Valeur brute	Dépréciations	Valeur nette
Matières premières et consommables	111 543	12 045	99 498
En-cours de production	53 894	2 929	50 965
Produits intermédiaires et finis	29 837	7 484	22 353
TOTAL	**195 274**	**22 458**	**172 816**

2001 (en milliers d'euros)	Valeur brute	Dépréciations	Valeur nette
Matières premières et consommables	109 456	11 623	97 833
En-cours de production	104 356	4 809	99 547
Produits intermédiaires et finis	26 753	16 161	10 592
TOTAL	**240 565**	**32 593**	**207 972**

2000 (en milliers d'euros)	Valeur brute	Dépréciations	Valeur nette
Matières premières et consommables	112 447	11 171	101 276
En-cours de production	81 449	4 174	77 275
Produits intermédiaires et finis	36 742	18 249	18 493
TOTAL	**230 638**	**33 594**	**197 044**

→ *NOTE 10. Valeurs mobilières de placement*

(En millions d'euros)	2002	2001	2000
SICAV, FCP, Dépôts à terme	4,8	11,3	10,8
Autres placements	38,6	16,3	18,0
Total	**43,4**	**27,6**	**28,8**
Valeur de marché	43,4	27,6	28,8

→ *NOTE 11. Impôts différés*

L'impôt différé figurant au passif du bilan pour 7,7 millions d'euros (3,7 millions d'euros en 2001 et 2,5 millions d'euros en 2000) résulte essentiellement du retraitement des provisions réglementées, des crédits-baux et des écarts d'évaluation. L'impôt différé figurant à l'actif pour 4,4 millions d'euros (2,4 millions d'euros en 2001 et 14,9 millions d'euros en 2000) correspond principalement à la non déductibilité en France de la participation des salariés et de certaines provisions pour congés payés, à l'impôt différé résultant du retraitement des profits sur stocks, et de déficits fiscaux reportables récupérables.

Le groupe a procédé à un carry back au titre des déficits d'intégration fiscale de 2000, 2001 et de 2002, l'actif d'impôt en résultant a été retenu au taux de 33,33 %, soit 26,8 millions d'euros (présenté en autres créances) dont 4,6 millions d'euros au titre de 2002.

(En millions d'euros)	2002	2001	2000
Déficits reportables	2,8	0,8	10,2
Décalages temporaires	1,1	0,1	1,5
Marges sur stocks	0,8	1,2	2,2
Crédits baux	(2,6)	(2,2)	(2,0)
Divers	(5,4)	(1,2)	0,5
Impôts différés actifs (+) passif (-) net	**-3,3**	**-1,3**	**+12,4**
Impôts différés actifs au bilan (autres créances)	4,4	2,4	14,9
Impôts différés passif au bilan (dettes diverses)	7,7	3,7	2,5

La charge de l'exercice de 16 499 milliers d'euros au niveau des impôts différés s'analyse ainsi :

(en milliers d'euros)	Charges	Produits
Organic	-	40
Congés payés	-	13
Construction	-	5
Participation	38	-
Change	22	-
Ecarts de conversion	-	159
Provisions réglementées	-	179
Crédit-bail	426	-
Provisions	1 885	-
Déficits et amortissements différés	12 990	-
Impact avancement	-	348
Profits sur stocks	735	-
Ecarts d'évaluation	-	71
Impôts différés sociaux	827	-
Autres	391	-
Sous-total	**17 314**	**815**
Charge nette de l'exercice	**16 499**	-

→ *NOTE 12. Charge d'impôts*

En 2002, la charge d'impôt représente 29,87 % du résultat consolidé d'ensemble avant impôt et amortissements des écarts d'acquisition :

(en %)	2002	2001	2000
Taux d'impôt sur les sociétés français	33,33	33,33	33,33
Contribution additionnelle	1,00	2,00	3,33
Contribution temporaire	0,00	0,00	0,00
Contribution sociale	1,11	1,11	1,11
Ecart de taux sur impôt différé français	0,00	(1,00)	(1,33)
Ecart de taux sur carry back	0,00	(2,11)	0,00
Ecart sur taux déficits non activés	0,02	(17,35)	0,00
Ecart sur taux d'imposition étrangers	(5,59)	(18,04)	(7,53)
Taux effectif	**29,87**	**(2,06)**	**28,91**

Le taux effectif d'impôt 2001 était négatif compte tenu des pertes enregistrées en 2001.
Le résultat exceptionnel génère un produit d'impôt de 5,5 millions d'euros en 2002 contre 10,2 millions d'euros en 2001.

→ *NOTE 13. Tableau de variation des capitaux propres (part du Groupe)*

Nombre d'actions	(en milliers d'euros)	Capital	Primes	Réserves consolidées	Ecarts de conversion	Actions Conservées	Résultats	Capitaux propres
33 023 595	Capitaux propres au 31 décembre 2000	79 851	0	192 818	11 839	(18 460)	24 347	290 395
	Affectation du résultat 2000 :							
	Dividende distribué	-	-	-	-	-	-	-
	Mise en réserves	-	-	24 347	-	-	(24 347)	0
	Ecarts de conversion	-	-	-	465	-	-	465
	Augmentation de capital :	-	-	-	-	-	-	-
46 385	par exercice d'options de souscription	111	1 972	-	-	-	-	2 083
	Actions propres :	-	-	-	-	-	-	-
- 9 009	Actions propres en titres immobilisés	-	-	-	-	(313)	-	-
	Résultat net 2001	-	-	-	-	-	(47 530)	(47 530)
33 060 971	Capitaux propres au 31 décembre 2001	79 962	1 972	217 165	12 304	(18 773)	(47 530)	245 100
	Affectation du résultat 2001 :							
	Dividende distribué	-	-	-	-	-	-	-
	Mise en réserves	-	-	(47 530)	-	-	47 530	-
	Ecarts de conversion	-	-	-	(28 438)	-	-	(28 438)
	Augmentation de capital : par exercice d'options de souscription	-	-	-	-	-	-	-
	Actions propres :							
	Actions propres en titres immobilisés	-	-	-	-	-	-	-
	Résultat net 2002	-	-	-	-	-	22 632	22 632
33 060 971	Capitaux propres au 31 décembre 2002	79 962	1 972	169 635	(16 134)	(18 773)	22 632	239 294

→ *NOTE 14. Intérêts minoritaires (en milliers d'euros)*

Situation au 31.12.2000	**1 397**
Résultat minoritaires 2001	533
Dividendes versés	(94)
Situation au 31.12.2001	**1 836**
Acquisition des participations minoritaires	(1 797)
Résultat minoritaires 2002	1
Situation au 31.12.2002	**40**

→ *NOTE 15. Provisions pour risques et charges*

2002 (en milliers d'euros)	01/01/2002	Augmentation	Reprise Provisions utilisées	Changement de périmètre	Ecart de conversion	31/12/2002
Garantie	13 049	4 378	2 960	-	(176)	14 291
Retraites	1 853	430	297	-	-	1 986
Mise en route	16 269	20 599	11 921	-	(164)	24 783
Impôt	1 278	39	19	-	-	1 299
Pertes à terminaison	250	71	250	-	-	71
Litiges	13 763	5 381	10 276	-	22	8 890
Divers	8 957	11 657	7 600	-	(337)	12 677
Total	**55 419**	**42 555**	**33 323**	**-**	**(656)**	**63 997**

2001 (en milliers d'euros)	01/01/2001	Augmentation	Reprise Provisions utilisées	Changement de périmètre	Ecart de conversion	31/12/2001
Garantie	11 710	3 824	2 477	-	(8)	13 049
Retraite	1 789	261	196	-	(2)	1 853
Change	0	-	-	-	-	0
Mise en route	19 369	15 306	18 354	-	(51)	16 269
Impôts	220	-	-	915	9	1 278
Pertes à terminaison	99	250	99	-	-	250
Restructuration	1 497	3 261	615	-	15	4 158
Litiges	2 603	12 457	1 223	-	(74)	13 763
Accord Déminor	0	2 000	-	-	-	2 000
Divers	6 328	705	3 316	(915)	(2)	2 800
Total	**43 615**	**38 426**	**26 508**	**0**	**(113)**	**55 420**

2000 (en milliers d'euros)	01/01/2000	Augmentation	Reprise Provisions utilisées	Changement de périmètre	Ecart de conversion	31/12/2000
Garantie	12 369	11 386	12 075	-	30	11 710
Retraite	2 335	158	704	-	-	1 789
Change	834	0	839	-	5	0
Mise en route	12 858	18 112	11 626	-	25	19 369
Impôts	128	267	173	-	(2)	220
Pertes à terminaison	122	99	122	-	-	99
Restructuration Norden	4 682	-	4 044	-	-	638
Divers	7 293	5 682	3 374	-	189	9 790
Total	**40 621**	**35 704**	**32 957**	**0**	**247**	**43 615**

→ *NOTE 16. Dettes Financières (en milliers d'euros)*

Au 31 décembre 2002	TOTAL	Dont Crédits-baux Immobiliers
. Part à - 1 an	179 802	7 146
. Part à + 1 an et - 5 ans	35 461	25 799
. Part à + 5 ans	28 436	24 643
	243 699	**57 588**

Au 31 décembre 2001	TOTAL	Dont Crédits-baux Immobiliers
Part à - 1 an	158 341	6 260
. Part à + 1 an et - 5 ans	52 927	24 563
. Part à + 5 ans	34 569	29 876
	245 837	**60 699**

Au 31 décembre 2000	TOTAL	Dont Crédits-baux Immobiliers
. Part à - 1 an	213 887	7 159
. Part à + 1 an et - 5 ans	35 523	25 424
. Part à + 5 ans	37 948	34 759
	287 358	**67 342**

- Par catégories de taux :

(En milliers d'euros)	2002	2001	2000
Taux variable	237 144	238 353	276 858
Taux fixe	4 438	4 959	5 955
Sans intérêt à verser	2 117	2 525	4 545
Total	**243 699**	**245 837**	**287 358**

- Par devises :

(En milliers d'euros)	2002	2001	2000
En euros	199 859	198 525	237 134
En couronnes suédoises	35 394	35 996	39 682
En US dollars	5 468	6 182	6 154
Autres devises	2 978	5 134	4 388
Total	**243 699**	**245 837**	**287 358**

→ *NOTE 17. Intérêts des dirigeants*

Les membres du Conseil d'Administration, du Conseil de Surveillance, du Directoire et les personnes ayant assuré la direction effective du Groupe (comité exécutif) ont reçu, en 2002 :
- 3 304 504 euros au titre de rémunérations et avantages en nature
- 167 685 euros au titre de jetons de présence

et possèdent, au 31 décembre 2002, 18 actions et des options de souscription et d'achats d'actions permettant d'acquérir 43 350 actions (Monsieur Francis Olivier : 30.000, Monsieur Lucien Di Vita : 13.350).
Aucune opération, autre que les contrats de travail des membres du Directoire, un contrat de travail concernant un membre du Conseil de Surveillance et une indemnité transactionnelle versée à un administrateur/dirigeant, n'a été conclue entre la société et les membres du Conseil d'Administration, du Conseil de Surveillance et du Directoire.
Aucun prêt et garantie n'a été accordé ou constitué en faveur des membres du Conseil d'Administration, du Conseil de Surveillance et du Directoire.

→ *NOTE 18. Effectifs*

Les effectifs des sociétés consolidées par intégration globale sont de 4 461 personnes au 31 décembre 2002, contre 4 480 personnes au 31 décembre 2001 et 4 314 personnes au 31 décembre 2000.

→ *NOTE 19. Options de souscription*

Le nombre d'actions restant à souscrire au 31 décembre 2002, sur les options attribuées à la même date, est de 334 250, le nombre d'actions à acheter de 138 250.
En cas d'exercice de l'intégralité des options de souscription, le montant global des charges sociales patronales à payer, au titre du rabais excédentaire (fraction du rabais, excédant 5 % de la moyenne des cours cotés aux vingt séances de bourse précédant le jour de l'attribution des options), serait de 522 milliers d'euros en 2003.

→ *NOTE 20. Engagements hors bilan*

(En milliers d'euros)	2002	2001	2000
Effets escomptés non échus	733	1 602	979
Cautions données sur marchés	33 172	59 102	41 749
Cautions données aux administrations	404	157	242
Engagement de reprise de matériel	9 086	9 592	10 900
Contrats de locations adossés			
- loyers dus	6 012	5 606	5 078
- loyers à recevoir	5 440	5 603	5 659
Achats de construction		0	1 588
Ventes de devises à terme	20 586	32 278	25 521
Achats de devises à terme	5 417	2 062	0
Couvertures de taux	0	0	0
Dettes garanties par des sûretés réelles	69 707	68 793	70 000
Montant non utilisé sur ligne de crédit moyen terme	5 717	5 337	12 183
Cautions reçues sur marchés	389	771	1 139

→ *NOTE 21. Information sectorielle*

(En millions d'euros)	Chiffre d'affaires		Résultat d'exploitation*		Actif net immobilisé**	
	2002	2001	2002	2001	2002	2001
Cœur de Métier	**782,9**	**731,0**	**54,0**	**8,1**	**127,5**	**142,6**
Autres activités	**211,1**	**212,1**	**15,5**	**13,9**	**42,5**	**43,1**
. Santé-Beauté	125,8	124,0	10,4	10,4	32,6	32,6
. Suremballage-Palettisation	64,6	67,7	2,8	2,5	8,2	8,7
. Manutention de poudres	20,7	20,4	2,3	1,0	1,7	1,8
Autres éliminations et opérations inter-divisions	**(12,9)**	**(10,5)**	**(0,1)**	**(0,1)**	**0,0**	**0,0**
Groupe consolidé	**981,1**	**932,6**	**69,4**	**21,9**	**170,0**	**186,7**

** après reclassement de la participation en charges de personnel et retraitements de consolidation.*
*** hors écart d'acquisition.*

→ *NOTE 22. Résultat par action*

	2002	2001	2000
Résultat net part du groupe (en milliers d'euros)	22 631	(47 530)	24 347
Nombre d'actions au 31 décembre	33 317 721	33 317 721	33 271 336
Nombre d'actions conservées	(256 750)	(256 750)	(247 741)
Nombre d'actions pris en compte	33 060 971	33 060 971	33 023 595
Résultat par action (en €)	0,68	(1,44)	0,74
Résultat net dilué global part du groupe			
(en milliers d'euros)	23 518	(46 544)	25 686
Nombre d'actions	33 655 521	33 655 521	33 739 012
Résultat dilué par action (en €)	0,70	(1,39)	0,76

NOTE 23. Liste des sociétés consolidées par intégration globale au 31 décembre 2002

		SIREN	Pourcentage du Capital détenu directement et/ou indirectement
HOLDING			
Sidel Participations Industrielles	- Le Havre	350 126 652	100
■ CŒUR DE METIER			
• FRANCE			
Sidel Actis Services	- Le Havre	424 623 759	100
M.A.T.	- Le Havre	409 753 811	100
Rémy Equipement	- Le Havre	662 950 336	100
Les Techniciens Réunis. LTR	- Neuilly-sur-Marne	692 017 718	100
Héma Technologies	- Quimper	375 880 051	100
Microondes Energie Systems	- Villejuif	337 850 325	100
Marion	- Le Bouscat	334 397 957	100
La Girondine	- Le Bouscat	334 413 630	100
Gebo Industries	- Reichstett	410 217 897	100
Delta Consultant et Systèmes	- Reichstett	339 097 313	100
Rafale Technologies	- Pérenchies	464 501 808	100
CMMI	- Montluçon	442 118 345	100
• EUROPE			
Alsim	- Parme (Italie)		100
Sidel Italia	- Milan (Italie)		100
Sidel España S.L.	- Granollers (Espagne)		100
Guérin España	- Cardedu (Espagne)		100
La Girondine España	- Irun (Espagne)		100
Gebo Kaiser GmbH	- Viernheim (Allemagne)		100
Gebo U.K. Ltd	- Steppingley (Grande-Bretagne)		100
Sorbal Equipamentos Ind.S.A.	- Vale de Cambra (Portugal)		100
• AMERIQUE			
Sidel Inc.	- Norcross (U.S.A.)		100
Sidel de Mexico S.A. de C.V.	- Mexico (Mexique)		100
Sidel de Servicios	- Mexico (Mexique)		100
Sidel Ind. Ecom. Ltda	- Buenos Aires (Argentine)		100
Sidel Indú-stria e Comércio	- Sao-Paulo (Brésil)		100
Sidel Vénézuela	- Caracas (Vénézuela)		100
Gebo Industries Inc.	- Montreal (Canada)		100
G.C.C.S. Inc.	- Montreal (Canada)		100
D.C.S. IPAL Inc.	- Montreal (Canada)		100
Gebo Corporation Inc.	- Bradenton (U.S.A)		100
Garro	- Bradenton (U.S.A)		100
Gebo Produccion	- Santiago (Chili)		100
Promec	- Santiago (Chili)		100
• ASIE			
Sidel Far East Ltd	- Hong-Kong (Chine)		100
Sidel Machinery Co Ltd	- Shanghaï (Chine)		100
Sidel Singapore PTE Ltd	- Singapore		100
Sidel India	- Mumbai (Inde)		100
Sidel Industry Sdn Bhd	- Sham Alam (Malaisie)		100
Gebo South East Asia Inc.	- Manille (Philippines)		100
Reichstett Realty Corp. Inc.	- Manille (Philippines)		100
Sidel South East Asia	- Bangkok (Thaïlande)		100
Sotralem Asia	- Kuala Lumpur (Malaisie)		100
■ POLE SANTE - BEAUTE			
• FRANCE			
Kalix	- Palaiseau	612 041 285	100
A.D.M.V.	- Crémieu	339 608 515	100
B.E.L.	- Vulaines	306 473 984	100
Citus	- Vulaines	692 007 222	100
Cosmétis	- Vulaines		100
Norden France SARL	- Pontoise	332 063 155	100
• EUROPE			
Norden Pac International AB	- Kalmar (Suède)		100
Norden Pac Industries AB	- Kalmar (Suède)		100
Export AB Norden	- Kalmar (Suède)		100
Norden Pac Machinery AB	- Kalmar (Suède)		100
Fastighets AB Manillagarden	- Kalmar (Suède)		100
GP Plastindustri Intressenter AB	- Gislaved (Suède)		100
GP Plastindustri AB	- Gislaved (Suède)		100
Norden Pac Development AB	- Kalmar (Suède)		100
Norden Tube AB	- Hjo (Suède)		100
Norden Pac Plastic AB	- Alstorp (Suède)		100
Norden Packs AB	- Helsingborg (Suède)		100
Norden UK Ltd	- Baldock(Grande-Bretagne)		100
Norden Pac Gmbh	- Ostfildern (Allemagne)		100
• AMERIQUE			
Norden Inc	- North Branch (U.S.A.)		100
Norden Andbro Inc	- Pitman (U.S.A.)		100
■ POLE SUREMBALLAGE - PALETTISATION			
• FRANCE			
Cermex	- Corcelles-les Citeaux	300 989 001	99
Cermex Ouest Conditionnement	- Lisieux	626 850 028	99

→ SUITE		SIREN	Pourcentage du Capital détenu directement et/ou indirectement
• EUROPE			
Cermex U.K.	- Huntingdon (Grande-Bretagne)		100
• AMERIQUE			
Cermex Inc	- Norcross (U.S.A.)		100
■ **POLE MANUTENTION DE POUDRES**			
• FRANCE			
Guérin Développement	- Le May	342 602 141	100
Guérin Systems	- Le May	060 201 290	100
• EUROPE			
Guérin España	- Cardedu (Espagne)		100
• AMERIQUE			
Guérin Brasil	- Sao-Paulo (Brésil)		100

5.4.2 Comptes sociaux de Sidel pour les trois derniers exercices clos le 31 décembre

Compte de résultat

(En milliers d'euros)	2002	2001	2000
PRODUITS D'EXPLOITATION			
Production vendue	522 333	459 540	548 410
Production stockée	(44 861)	9 154	(19 065)
Production immobilisée	-	-	1 859
Subventions d'exploitation	74	58	43
Reprise sur provisions	28 524	20 943	21 523
Autres produits	217	693	522
Total des produits d'exploitation	**506 287**	**490 388**	**553 292**
CHARGES D'EXPLOITATION			
Achats de matières premières et autres approvisionnements	273 705	254 903	272 008
Variation des stocks	(4 770)	4 930	(3 392)
Autres charges externes	134 845	157 258	161 443
Impôts, taxes et versements assimilés	6 853	7 244	6 715
Salaires et traitements	36 411	34 896	31 629
Charges sociales	17 720	16 138	15 052
Dotations aux amortissements et aux provisions :			
. sur immobilisations : dotations aux amortissements	6 323	6 171	6 545
. sur actif circulant : dotations aux provisions	11 512	9 437	15 136
. pour risques et charges : dotations aux provisions	13 198	15 477	21 924
Autres Charges	1 314	668	481
Total des charges d'exploitation	**497 111**	**507 122**	**527 541**
I. RESULTAT D'EXPLOITATION	**9 176**	**(16 374)**	**25 751**
PRODUITS FINANCIERS			
Produits financiers de participations	10 012	10 162	6 165
Reprise sur provisions	377	1 100	692
Intérêts et produits assimilés	3 243	1 191	1 381
Différence positive de change	1 170	1 995	2 954
Produits nets sur cessions de valeurs mobilières	60	-	298
Total des produits financiers	**14 862**	**14 448**	**11 490**
CHARGES FINANCIERES			
Dotation aux provisions	9 557	903	7 755
Intérêts et charges assimilées	5 648	6 973	6 970
Différence négative de change	3 116	3 028	5 271
Charges nettes sur cessions de valeurs mobilières	-	-	-
Total des charges financières	**18 321**	**10 904**	**19 996**
II. RESULTAT FINANCIER	**(3 459)**	**3 544**	**(8 506)**
III. RESULTAT COURANT (I-II)	**5 717**	**(13 190)**	**17 245**
PRODUITS EXCEPTIONNELS			
Sur opérations de gestion	702	24	117
Sur opérations en capital	440	156	2 341
Reprise sur provisions	7 596	1 620	980
Total des produits exceptionnels	**8 738**	**1 800**	**3 438**
CHARGES EXCEPTIONNELLES			
Sur opérations de gestion	10 883	22 848	9 888
Sur opérations en capital	5	473	2 273
Dotations aux amortissements et provisions	2 534	7 056	1 809
Total des charges exceptionnelles	**13 422**	**30 377**	**13 970**
IV. RESULTAT EXCEPTIONNEL	**(4 684)**	**(28 577)**	**(10 532)**
Participation des salariés aux résultats de l'entreprise	296	-	-
Impôts sur les bénéfices	(2 565)	(18 572)	909
TOTAL DES PRODUITS	**529 887**	**506 636**	**568 220**
TOTAL DES CHARGES	**526 585**	**529 831**	**562 416**
RESULTAT DE L'EXERCICE	**3 302**	**(23 195)**	**5 804**

Bilan Actif (en milliers d'euros)

ACTIF	2002			2001	2000
	Montant brut	Amortissements et provisions	Montant net	Montant net	Montant net
IMMOBILISATIONS INCORPORELLES					
Concessions, brevets, licences, marques	3 457	1 212	2 245	427	456
Fonds commercial et droit au bail	91	15	76	91	76
Autres immobilisations incorporelles	13 370	7 418	5 952	12 883	7 398
Avances et acomptes sur immobilisations	-	-	-	-	7
IMMOBILISATIONS CORPORELLES					
Terrains	3 767	868	2 899	3 051	3 201
Constructions	25 295	11 681	13 614	14 523	14 475
Installations techniques, matériels et outillages industriels	18 192	13 165	4 577	5 898	7 237
Autres immobilisations corporelles	7 991	5 355	2 636	3 196	4 479
Avances et acomptes sur immobilisations	518	-	518	93	169
IMMOBILISATIONS FINANCIERES					
Participations	203 998	3 227	200 771	190 540	190 549
Créances rattachées aux participations					
Autres titres immobilisés	18 774	7 611	11 163	12 838	12 568
Prêts	-	-	-	-	-
Autres immobilisations financières	95	-	95	70	81
	295 548	**51 002**	**244 546**	**237 534**	**240 696**
STOCKS ET EN-COURS					
Matières premières et consommables	49 032	2 083	46 949	42 202	46 580
En-cours de production et biens	27 074	915	26 159	70 918	52 439
Produits intermédiaires et finis	22 156	6 623	15 533	4 734	12 218
AVANCES ET ACOMPTES VERSES SUR COMMANDES	**8 346**	-	**8 346**	**14 697**	**14 587**
CREANCES D'EXPLOITATION					
Clients et comptes rattachés	124 720	11 204	113 516	113 852	165 118
Autres créances d'exploitation	41 101	-	41 101	36 246	34 950
VALEURS MOBILIERES ET CREANCES ASSIMILEES	**21 783**	-	**21 783**	**0**	**0**
DISPONIBILITES	**10 517**	-	**10 517**	**982**	**1 950**
CHARGES CONSTATEES D'AVANCE	696	-	696	527	274
	305 425	**20 825**	**284 600**	**284 158**	**328 116**
ECART DE CONVERSION ACTIF	**1 568**	-	**1 568**	**271**	**664**
TOTAL DE L'ACTIF	**602 541**	**71 827**	**530 714**	**521 963**	**569 476**

Bilan Passif (en milliers d'euros)

PASSIF	2002 Avant répartition	2001 Après répartition	2000 Après répartition
CAPITAUX PROPRES			
Capital social	79 963	79 963	79 851
Primes d'émission, de fusion	4 759	4 759	2 787
Réserve légale	7 985	7 985	7 969
Réserve réglementée	-	-	-
Réserves	105 360	105 360	105 360
Report à nouveau	(2 044)	(2 044)	21 151
Résultat de l'exercice	3 302	-	-
Provisions réglementées	4 916	5 841	6 187
	204 241	**201 864**	**223 321**
PROVISIONS POUR RISQUES ET CHARGES			
Provisions pour risques	20 829	21 583	11 107
Provisions pour charges	17 071	11 650	14 547
	37 900	**33 233**	**25 654**
DETTES FINANCIERES			
Emprunts et dettes établissements de crédit	93 165	103 837	135 753
Emprunts et dettes financières diverses	7 209	2 349	3 411
AVANCES ET ACOMPTES RECUS SUR COMMANDES	**40 486**	**40 591**	**31 075**
DETTES D'EXPLOITATION			
Fournisseurs et comptes rattachés	99 564	96 184	114 758
Dettes fiscales et sociales	16 119	11 979	10 344
Autres dettes d'exploitation	30 587	29 701	24 193
DETTES HORS EXPLOITATION			
Dettes sur immobilisations	230	241	300
PRODUITS CONSTATES D'AVANCE	612	1 439	493
	287 972	**286 321**	**320 327**
ECART DE CONVERSION PASSIF	**601**	**545**	**174**
TOTAL DU PASSIF	**530 714**	**521 963**	**569 476**

Annexes aux comptes sociaux de SIDEL S.A.

→ *1. REGLES ET MÉTHODES COMPTABLES*

Les conventions générales comptables ont été appliquées dans le respect du principe de prudence, conformément aux hypothèses de base :
- Continuité de l'exploitation,
- Permanence des méthodes comptables d'un exercice à l'autre,
- Indépendance des exercices,

et conformément aux règles générales d'établissement et de présentation des comptes annuels.
Les méthodes de présentation sont identiques à celles de l'exercice précédent.

Les principales méthodes d'évaluation sont les suivantes :

• Chiffre d'affaires

La méthode de l'avancement est utilisée pour les contrats d'ingénierie ou comprenant une part d'ingénierie.
Les autres contrats sont enregistrés selon la méthode de l'achèvement.

• Immobilisations incorporelles

Les immobilisations incorporelles sont évaluées à leur coût d'acquisition ou d'apport.
Ce poste comprend notamment :
- Les brevets amortis en linéaire sur leur durée de vie,
- Les dépenses relatives aux nouveaux systèmes d'information (SAP) amorties sur une durée de 8 ans à compter de leur mise en service.
- Les logiciels sont incorporés aux valeurs immobilisées et sont amortis sur une durée de 12 mois.

• Immobilisations corporelles

Les immobilisations corporelles sont évaluées à leur coût d'acquisition.
Les amortissements pour dépréciation sont calculés suivant le mode linéaire en fonction de la durée de vie prévue :
- Constructions : .... 20 ans
- Agencement et aménagement des constructions : .... 10 ans
- Matériels de production : .... 5 à 8 ans
- Matériel et mobilier de bureau : .... 10 ans
- Matériel informatique : .... 3 à 4 ans

Les amortissements pratiqués correspondent aux amortissements pour dépréciation.
Pour les matériels entrant dans le champ d'application de l'amortissement dégressif, une provision pour amortissements dérogatoires a été comptabilisée pour la fraction de l'annuité dégressive excédant l'annuité linéaire.

• Immobilisations financières

Les titres de participation sont comptabilisés au coût d'achat. La valeur brute est comparée à la valeur estimative (valeur d'utilité pour le Groupe) au 31 décembre, une provision étant constituée si cette valeur estimative est inférieure à la valeur brute.
La rubrique Autres titres immobilisés comprend uniquement les actions propres détenues. Ces titres sont dépréciés par référence au cours moyen de décembre.

• Stocks

La valeur brute des marchandises et des approvisionnements comprend le prix d'achat et les frais accessoires.
Les produits fabriqués sont valorisés au coût de production de l'exercice. Les frais financiers sont exclus de la valeur des stocks.
Une provision est constituée pour les articles stockés depuis plus de deux ans, dont les quantités sont supérieures à la moyenne annuelle des consommations des trois derniers exercices pour les composants de machines et à la consommation des dix derniers exercices pour les pièces détachées du service après-vente.
Pour les en-cours et les produits finis, stockés depuis plus d'un an, une provision est constituée en fonction de l'ancienneté, de l'obsolescence des matériels et de leur valeur de marché.

• Provisions pour risques et charges

Une provision pour garantie et une provision pour mise en route sont constituées pour les affaires facturées.
- La provision pour garantie est calculée en fonction des périodes de garantie accordées, au niveau des conditions générales de vente et des commandes, et calculées d'après des analyses statistiques par machine et les prévisions des différents services après-vente.
- La provision pour mise en route concerne les frais d'intervention prévus chez les clients pour les machines facturées, dont la mise en route n'est pas encore intervenue au 31 décembre.

Une provision pour pertes à terminaison est constituée dans le cas où le prix de revient prévisionnel d'une affaire est supérieur au prix de vente.
Les provisions pour risques et charges comptabilisées aux 31 décembre 2002 et 2001 sont en conformité avec le règlement CRC n°2000-06 et l'avis CNC n°00-01 relatifs à la constatation des passifs et autres provisions.

• Exposition aux risques de marché

La Société est faiblement exposée aux risques de marché ; en effet les offres sont généralement faites aux clients en francs français. Lors de la signature, les commandes converties en devises à la demande du client font l'objet de couvertures de change à terme.
En cas de couverture de change non affectées, à la suite d'annulation de commandes ou d'un volume d'affaires récurrent, une provision pour perte de change est constituée dans le cas où le cours des ventes à terme est inférieur au cours du 31 décembre.
Les achats en devises font l'objet de couvertures au cas par cas.

• Instruments financiers

Il n'y avait pas d'opérations non dénouées au 31 décembre 2002.

• Créances et dettes

Les créances et dettes en euros sont valorisées à leur valeur nominale.
Les créances et dettes en devises sont valorisées au cours du 31 décembre ou au cours garanti pour celles faisant l'objet d'une couverture à terme.
La différence entre la valeur d'enregistrement et la valeur au 31 décembre est comptabilisée à l'actif et au passif du bilan sous la rubrique "écart de conversion".
Les pertes latentes de change, calculées devise par devise, font l'objet d'une provision pour risques.
Une provision pour dépréciation est pratiquée lorsque la valeur d'inventaire d'une créance est inférieure à la valeur comptable.

• Engagements de retraite

Comme au 31 décembre 2001, la charge future liée aux indemnités de mise à la retraite pour le personnel inscrit à l'effectif au 31 décembre 2002 est couverte par un contrat d'assurance.

• Participation des salariés

Le poste "participation des salariés" au résultat de l'entreprise, inclut à la fois la participation légale et les sommes dues au titre de l'intéressement. En l'absence de participations au titre de cet exercice, le montant figurant au compte de résultat, soit 296 K€ représente uniquement l'intéressement.

→ 2. INFORMATIONS RELATIVES À CERTAINS POSTES DU BILAN ET DU COMPTE DE RÉSULTAT

2.1 CHIFFRE D'AFFAIRES PAR ZONE GEOGRAPHIQUE

(en milliers d'euros)	2002	2001
France	41 831	40 167
Europe	136 174	133 590
USA/Canada/Mexique	151 778	119 959
Moyen-Orient/Afrique	42 649	39 437
Extreme-Orient	126 972	98 756
Amérique du Sud	22 928	27 631
	522 332	**459 540**

2.2 ELEMENTS EXCEPTIONNELS

Les résultats exceptionnels négatifs des exercices 2001 et 2002 se ventilent de la façon suivante (en millions d'euros) :

	2002	2001
Coûts liés à l' OPA	0,0	(11,8)
Indemnités de départ	(1,8)	(1,0)
Variation Provisions réglementées	0,9	(0,3)
Abandon de créance RAFALE	0,0	(6,0)
Indemnité transactionnelle forfaitaire et définitive versée à Déminor	0,0	(2,0)
Garantie de passif	0,0	(0,4)
Provisions et coûts sur litige	(3,3)	(6,8)
Pertes et profits divers	(0,5)	(0,8)
	(4,7)	**(28,5)**

Les coûts liés à l'OPA concernent les honoraires des conseils et avocats.
Les provisions et charges exceptionnelles sur litiges couvrent notamment des risques de pénalités contractuelles sur litige client, des risques sociaux et des coûts de mise en cause pour contrefaçons de brevets.

2.3 EVOLUTION DES CAPITAUX PROPRES

Nombre d'actions	(en milliers d'euros)	Capital	Primes fusion émission	Réserve légale	Réserves	Report à nouveau	Résultats	Provisions réglementées	Capitaux propres
33 317 721	Capitaux propres au 31 décembre 2001	79 963	4 759	7 985	105 360	21 151	(23 195)	5 841	201 864
	Affectation du résultat 2001 :								
	Affect report à nouveau	-	-	-	-	(23 195)	23 195	-	-
	Résultat 2002 :	-	-	-	-	-	3 302	-	3 302
	Variations provisions réglementées	-	-	-	-	-	-	(925)	(925)
33 317 721	Capitaux propres au 31 décembre 2002	79 963	4 759	7 985	105 360	(2 044)	3 302	4 916	204 241

2.4 ACTIF IMMOBILISE

Les mouvements de l'actif immobilisé enregistrés au cours de l'exercice 2002 s'analysent comme suit :

• Valeurs brutes 2002

En valeur brute (en milliers d'euros)	Au 01/01/2002	Aquisitions, créations	Virements poste à poste	Cessions, annulations, remboursements	Au 31/12/2002
IMMOBILISATIONS INCORPORELLES					
Concessions, brevets	1 385	2 072	-	-	3 457
Fonds de commerce et droit au bail	91	-	-	-	91
Autres immobilisations (logiciels)	12 883	924	-	437	13 370
	14 359	2 996	-	437	16 918
IMMOBILISATIONS CORPORELLES					
Terrains et aménagements	3 767	-	-	-	3 767
Constructions	24 799	583	-	87	25 295
Matériels et outillages industriels	20 531	205	-	2 544	18 192
Autres immobilisations corporelles	8 513	552	-	1 074	7 991
Immobilisations corporelles en cours	93	519	-	93	519
Avances et acomptes	0		-	-	0
	57 703	**1 859**	-	**3 798**	**55 764**
IMMOBILISATIONS FINANCIERES					
Participations	191 785	12 212	-	-	203 997
Créances rattachées aux participations	0	-	-	-	0
Titres Sidel	18 774	-	-	-	18 774
Autres immobilisations financières	70	29	-	4	95
	210 629	**12 241**	-	**4**	**222 866**

Les 12 212 milliers d'euros d'augmentation des titres de participations concernent l'augmentation du capital de Sidel India (2 067 milliers d'euros), la création des filiales à Moscou (100 milliers d'euros) et en Thaïlande (100 milliers d'euros) ainsi que la prise de contrôle à 100 % de la société ALSIM (9 945 milliers d'euros).

• Amortissements 2002

(en milliers d'euros)	au 01/01/2002	Dotations	Diminution et reprises	au 31/12/2002
IMMOBILISATIONS INCORPORELLES				
Cessions, brevets, procédés, Licences, marques	958	254	-	1 212
Fonds de commerce	15	-	-	15
Autres immobilisations incorporelles	6 061	1 794	437	7 418
	7 034	**2 048**	**437**	**8 645**
IMMOBILISATIONS CORPORELLES				
Agencements terrains	716	152	-	868
Constructions	10 276	1 492	87	11 681
Matériels et outillages industriels	14 633	1 524	2 543	13 615
Autres immobilisations corporelles	5 317	1 107	1 069	5 355
	30 942	**4 275**	**3 699**	**31 518**

2.5 PROVISIONS

Les mouvements enregistrés en provisions pour dépréciation de certains éléments d'actifs, en provisions pour risques et charges ainsi qu'en provisions réglementées s'analysent comme suit :

(en milliers d'euros)	Au 01/01/2002	Dotations	Reprises	Au 31/12/2002
PROVISIONS REGLEMENTEES				
Amortissements dérogatoires	4 195	279	739	3 735
Implantation à l'étranger	1 209	101	302	1 008
Hausse de prix	437		263	174
	5 841	**380**	**1 304**	**4 917**
PROVISIONS POUR RISQUES ET CHARGES				
Pertes de change	376	1 310	376	1 310
Garantie	9 239	384	-	9 623
Impôts	915	-	-	915
Mise en route machines	10 156	9 326	5 644	13 838
Litiges	11 404	3 488	9 678	5 214
Risques et charges divers	1 143	6 745	888	7 000
	33 233	**21 253**	**16 586**	**37 900**
PROVISIONS POUR DEPRECIATION				
Stocks et en-cours	20 499	3 339	14 215	9 623
Clients et comptes rattachés	7 422	8 173	4 392	11 203
Titres	7 181	3 656	-	10 837
	35 102	**15 168**	**18 607**	**31 663**

La provision pour implantation au 31 décembre 2002 concerne SIDEL (Malaysia) Industry Sdn Bhd pour 907 milliers d'euros, la reprise s'effectue par 1/5 ème à compter de l'exercice 2001, ainsi qu'une provision pour implantation d'une filiale commerciale en Thaïlande pour 101 milliers d'euros.
La provision pour hausse de prix est calculée uniquement sur les pièces détachées et composants en magasin.
Un contrôle fiscal au titre des années 1992 et 1993 est contesté ; une provision de 915 milliers d'euros a été constituée pour un risque global maximum de 1 521 milliers d'euros.
Les variations exceptionnelles des provisions pour risques et charges sont mentionnées à la note 2.2 relative au résultat exceptionnel.
La provision pour titres correspond à une dépréciation des titres de participation STELLA pour 1 244 milliers d'euros, à une dépréciation des titres de participation RAFALE pour 1 982 milliers d'euros ; et à une dépréciation de titres SIDEL pour 7 610 milliers d'euros calculée par rapport à un cours de 43,48 euros.
Les provisions pour risques et charges divers incluent une provision pour risque sur la filiale RAFALE (4 590 milliers d'euros) dont la situation nette est fortement négative.

2.6 CREANCES ET DETTES

Les échéances des créances et dettes inscrites au bilan sont les suivantes :

(en milliers d'euros)	Montant Brut	Dont à 1 an au plus	Dont à plus d'1 an et 5 ans au plus	Dont plus de 5 ans
CREANCES				
ACTIF IMMOBILISE				
Autres immobilisations financières	95	95		
ACTIF CIRCULANT				
Créances clients et comptes rattachés	124 720	124 720		
Autres créances	41 101	41 101		
Charges constatées d'avance	696	696		
	166 612	**166 612**	0	0
DETTES				
Emprunts et dettes auprès des établissements de crédit	93 165	93 165		
Emprunts et dettes financières divers	5 658	5 658		
Dettes fournisseurs et comptes rattachés	99 564	99 564		
Dettes fiscales et sociales	17 671	17 671		
Dettes sur immobilisations et comptes rattachés	231	231		
Autres dettes	30 587	30 587		
Produits constatés d'avance	612	612		
	247 488	**247 488**	0	0

2.7 SOLDES AVEC LES SOCIETES LIEES

Sont indiqués les postes du bilan au 31 décembre 2002 enregistrant des montants avec les filiales qui sont détenues à 50 % et plus.

ACTIF (en milliers d'euros)	2002	2001
Participations	200 671	190 540
Acomptes versés sur commandes	1 924	10 308
Fournisseurs	345	-
Clients	21 647	20 965
Comptes courants	3 572	569
Autres créances d'exploitation	104	104
PASSIF (en milliers d'euros)	**2002**	**2001**
Dettes financières	5 244	-
Dettes fournisseurs et comptes rattachés	27 175	28 180
Comptes courants	1 552	1 970
Acomptes reçus sur commandes	977	630

2.8 PRODUITS A RECEVOIR

Au 31 décembre 2002, le montant des produits à recevoir s'élève à 1 159 milliers d'euros contre 362 milliers d'euros au 31 décembre 2001.

2.9 CHARGES A PAYER

Le détail des charges à payer est le suivant :

(en milliers d'euros)	2002	2001
Poste "emprunts et dettes"	309	378
Poste "fournisseurs"	35 495	32 666
Poste "dettes fiscales et sociales"	12 049	9 384
Poste "autres dettes d'exploitation"	14 662	16 281
	62 515	**58 709**

2.10 CHARGES ET PRODUITS CONSTATES D'AVANCE

Les charges s'élèvent à 696 milliers d'euros au 31 décembre 2002 contre 527 milliers d'euros au 31 décembre 2001.
Les produits s'élèvent à 612 milliers d'euros au 31 décembre 2002 contre 1 439 milliers d'euros au 31 décembre 2001.

2.11 REDEVANCES DE CREDIT-BAIL RESTANT A PAYER

Le montant des redevances à payer au titre des crédits-baux immobiliers se monte à 32 475 milliers d'euros (pour un montant d'origine de 48 771 milliers d'euros) et se ventile de la façon suivante :

(en milliers d'euros)	à 1 an au plus	de 1 an à 5 ans	à plus de 5 ans
Terrains et Constructions	4 757	17 346	10 371

La Société a également souscrit des engagements de crédits-baux mobiliers dont les échéances restant dues s'élèvent à 5 484 milliers d'euros, et qui sont adossés à des contrats de locations à des clients (voir rubrique engagements financiers). Nous avons également deux contrats de crédits-baux mobiliers pour des machines outils dont les échéances restant dues s'élèvent à 541 milliers d'euros.

2.12 IMPOTS SUR LES SOCIETES

2.12-1 Incidence des évaluations fiscales dérogatoires

(en milliers d'euros)	2002	2001
Résultat net de l'exercice	3 302	(23 195)
Impôts sur les résultats	2 566	18 572
Résultat avant impôts	736	(41 767)
Variation des provisions réglementées	925	345
Résultat avant impôt hors évaluations fiscales dérogatoires	(189)	(41 422)

2.12-2 Accroissement et allègement de la dette future d'impôts

(en milliers d'euros)	2002	2001
• Accroissement :		
Provision pour hausse des prix	174	437
Provision pour implantation à l'étranger	1 008	1 210
Amortissements dérogatoires	3 735	4 195
	4 917	**5 842**
Accroissement de la dette future d'impôt	1 743	2 077
(calculée à	**35,44 %**	**35,33 %)**
• Allègement :		
Contribution de solidarité	679	597
Ecart de conversion passif	601	545
	1 280	**1 142**
Allègement de la dette future d'impôt	454	403
(calculée à	**35,44 %**	**35,33 %)**

2.12-3 Impôts sur les bénéfices et créance de carry back

La Société a procédé à un carry back au titre des déficits d'ensemble dégagés au sein de l'intégration fiscale de 2000, 2001 et 2002, l'actif d'impôt en résultant a été retenu au taux de 33,33%, et comptabilisé en autres créances d'exploitation. Il s'élève à 26,8 millions d'euros au 31.12.2002 contre 22,2 millions d'euros au 31.12.2001.
Au compte de résultat, le compte impôts sur les bénéfices inclut le produit de carry back au titre des seuls déficits 2002 afférent à Sidel S.A., soit 755 K€ en 2002 et 17 065 K€ en 2001.

(en milliers d'euros)	2002	2001
Produit de carry back	755	17 065
Bonis d'intégration fiscale & Ajustement sur impôt n-1	1 710	1 507
Produit /(Charge) d'impôt sur les bénéfices	**2 465**	**18 572**

La société fait actuellement l'objet d'un contrôle fiscal.

2.12-4 Intégration fiscale

L'ensemble des filiales françaises est intégré dans la déclaration fiscale de la société.

2.13 INTERETS DES DIRIGEANTS

Les personnes ayant assuré la direction de la Société (dirigeants administrateurs et membres du Directoire), au cours de l'exercice 2002 ont reçu 1 800 649 euros au titre de rémunération et avantages en nature, et possédaient au 31 décembre 2002 des options permettant de souscrire et d'acheter 43 350 actions (Monsieur Francis Olivier : 30.000, Monsieur Lucien Di Vita : 13.350).
Le montant des jetons de présence versés en 2002 s'élève à 167 685 euros.
Aucun prêt et garantie n'a été accordé ou constitué en faveur des membres du Conseil d'Administration, du Conseil de Surveillance et du Directoire.

2.14 ENGAGEMENTS HORS BILAN

(en milliers d'euros)	2002	2001
Cautions données sur marchés	21 418	26 183
Risk participation agreement	440	néant
Dettes garanties par des sûretés réelles	néant	néant
Crédits-baux immobiliers	32 475	38 434
Engagements de reprise matériel	7 841	9 592
Contrats de locations adossées :		
- Loyers dûs	5 484	5 587
- Loyers à recevoir	5 440	5 603
Contrats de crédits bails machines outils	541	1 204
Ventes de devises à terme	13 950	21 252
Couverture de taux	néant	néant
Achats de devises à terme	5 349	néant
Cautions reçues sur marchés	314	552
Contrat acheteur cumulatif de dollars	néant	1 180
Garantie BNP pour Sidel Mexique	620	737
Garantie BNP pour Sidel Inde	2 682	3 174
Garantie Sidel Malaisie (ABN AMRO BANK)	503	néant

2.15 EFFECTIFS AU 31 DECEMBRE

	2002	2001
- Cadres	312	288
- Agents de Maîtrise	9	11
- Employés	501	530
- Ouvriers	106	111
	928	**940**

5.4.3 Rapport spécial des commissaires aux comptes sur les conventions réglementées (exercice clos le 31 décembre 2002)

En notre qualité de commissaires aux comptes de votre société, nous vous présentons notre rapport sur les conventions réglementées.
En application des articles 225-40 et 225-88 du Code de commerce, nous avons été avisés des conventions qui ont fait l'objet d'une autorisation préalable de votre Conseil d'Administration ou de votre Conseil de surveillance.
Il ne nous appartient pas de rechercher l'existence éventuelle d'autres conventions mais de vous communiquer, sur la base des informations qui nous ont été données, les caractéristiques et les modalités essentielles de celles dont nous avons été avisés, sans avoir à nous prononcer sur leur utilité et leur bien-fondé. Il vous appartient, selon les termes de l'article 92 du décret du 23 mars 1967, d'apprécier l'intérêt qui s'attachait à la conclusion de ces conventions en vue de leur approbation.
Nous avons effectué nos travaux selon les normes de la profession applicables en France ; ces normes requièrent la mise en œuvre de diligences destinées à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.

Conventions autorisées au cours de l'exercice

Contrat de travail à durée déterminée

Membre du Conseil de surveillance concerné : Monsieur Martin Pinot.
Votre Conseil de surveillance a approuvé dans sa séance du 22 avril 2002 les modalités du contrat de travail à durée déterminée en cours et qui a pris fin au 31 mai 2002 concernant Monsieur Martin Pinot, nommé membre du conseil de surveillance. La rémunération totale de Monsieur Martin Pinot au titre de ce contrat de travail a été de 129 784 € sur l'exercice 2002.

Contrat de retraite additive au profit de cadres supérieurs dont les membres du Directoire

Membres du Directoire concernés : Messieurs Gérard Stricher, Luc Oursel, Paul Holderith, Gilles Ruckstuhl.
Votre Conseil de surveillance a approuvé le 25 juin 2002 la mise en place d'un contrat de retraite additive au bénéfice

de cadres supérieurs dans la mesure où ils seraient salariés de Sidel au jour de départ en retraite. Le contrat prévoit un supplément de retraite de 1,3% par année d'ancienneté, avec un maximum de 30%, de la rémunération de référence. La charge constatée en 2002 au titre de ce contrat est de 434 741 €.

Par ailleurs, en application du décret du 23 mars 1967, nous avons été informés que l'exécution des conventions suivantes, approuvées au cours d'exercices antérieurs, s'est poursuivie au cours du dernier exercice.

Conventions approuvées au cours des exercices antérieurs dont l'exécution s'est poursuivie durant l'exercice

Convention de trésorerie

Personnes concernées : Messieurs Francis Olivier et Lucien Di Vita, administrateurs, Messieurs Gérard Stricher et Gilles Ruckstuhl, membres du Directoire, Monsieur Martin Pinot, membre du conseil de surveillance .

Dans sa séance du 27 janvier 2000, votre Conseil d'Administration a approuvé, dans le cadre de l'optimisation de la gestion de trésorerie du Groupe, des conventions avec des banques et les filiales françaises concernant la mise en place d'échelles d'intérêt fusionnées et la centralisation des comptes bancaires des sociétés françaises.

Convention d'intégration fiscale avec les sociétés françaises

Personnes concernées : Messieurs Francis Olivier et Lucien Di Vita, administrateurs, Messieurs Gérard Stricher et Gilles Ruckstuhl, membres du Directoire, Monsieur Martin Pinot, membre du conseil de surveillance .

Votre société a signé, dans le cadre de l'option prise pour un régime de groupe en matière d'impôt sur les sociétés, une convention qui stipule que les économies d'impôt réalisées par imputation de déficits fiscaux des filiales ne sont pas immédiatement comptabilisées en produits mais conservées en attente, tant que la filiale concernée a la possibilité de bénéficier de ses propres déficits.

Cette convention concerne les sociétés françaises suivantes : ADMV, BEL, Cermex, Cermex OC, Citus, Cosmétis, DCS, Gébo, Marion, La Girondine, Héma, Kalix, M.E.S, M.A.T, Rafale, Rémy, Sidel Actis Services et S.P.I.

Nous vous présentons également notre rapport sur les conventions visées à l'article L.225-42 du Code de commerce.

Convention non autorisée préalablement

En application de l'article L.225-240 du Code de commerce, nous vous signalons que la convention suivante n'a pas fait l'objet d'une autorisation préalable de votre conseil d'administration.

Il nous appartient, sur la base des informations qui nous ont été données, de vous communiquer, outre les caractéristiques et les modalités essentielles de cette convention, les circonstances en raison desquelles la procédure d'autorisation n'a pas été suivie.

Protocole transactionnel avec un dirigeant

Administrateur concerné : Monsieur Dominique Mautalen

Votre société a versé à Monsieur Dominique Mautalen au terme d'une transaction du 4 avril 2002 une indemnité de 238 000 €.

Cette transaction résulte d'une divergence profonde de vue avec Monsieur Dominique Mautalen sur la nouvelle organisation du groupe et sa mise en œuvre.

Le conseil d'administration n'a pas été en mesure d'autoriser préalablement cette convention.

Paris, le 24 avril 2003

Les Commissaires aux Comptes

PricewaterhouseCoopers Audit — Fouad Arfaoui, Mike Moralee

S.E.C.E.F. — Francis Vallet

5.4.4 Tableau sur les filiales et les participations :

(en unités monétaires) SOCIETES	CAPITAL (en milliers)	CAPITAUX PROPRES	QUOTE PART DETENUE (%)	VALEUR COMPTABLE BRUTE	VALEUR COMPTABLE NETTE	PRETS AVANCES (en milliers)	CAUTIONS (en milliers)	CHIFFRE D'AFFAIRES	RESULTAT NET	DIVIDENDES ENCAISSES (en milliers)	OBSERVATIONS taux de clôture 31/12
a) CŒUR DE METIER											
SIDEL Inc. (en USD) 5600 Sun Court - NORCROSS, GA 30092 U.S.A.	2	48 302 646	100	1 639 K EUR	1 639 K EUR	5 348 EUR	773	99 943 897	10 238 323		1 USD = 0,9536 euro Filiale de SIDEL S.A.
SIDEL FAR East Ltd (en HK$) 25, Canton Road - KOWLOON HONG-KONG	1 000	39 780 154	100	123 K EUR	123 K EUR			67 658 013	8 180 209		1 HK$ = 0,1223 euro Filiale de SIDEL S.A.
SIDEL BRASIL (en Real) *Rua Frei Liberato de Gries 548* Jardim Arpoador SAO PAULO CEP 05572-210 BRAZIL	6 704	33 383 354	100	916 K EUR	916 K EUR		406	36 015 857	(5 397 039)		1 BRL = 0,2710 euro *Filiale de SIDEL S.A.*
SIDEL Italia C. so Sempione - 20145 MILANO - ITALIA	42	1 881 041	100	55 K EUR	55 K EUR			4 983 563	741 393		Filiale de SIDEL S.A.
SIDEL España S.L. 14-16 Pol. Ind. Palou c/Mollet 08400 GRANOLLERS ESPAGNE	60	3 034 205	100	83 K EUR	83 K EUR		307	13 730 600	1 158 304		Filiale de SIDEL S.A.
SIDEL Singapore PTE Ltd (en SG$) Alexendra Post Office PO 155 SINGAPOUR 911 506	100	1 115 995	100	48 K EUR	48 K EUR			809 439	310 463		1 SG$ = 0,5495 euro Filiale de SIDEL S.A.
SIDEL de MEXICO S.A. de C.V. (en MXM) Sofocles 129 - Col. Los Morales Sec. Palmas 11510 MEXICO D.F.	14 724	79 338 800	100	1 620 K EUR	1 620 K EUR		36	217 766 446	35 704 028		1 MXM = 0,0918 euro Filiale de SIDEL S.A.
SIDEL INDUSTRY (MALAYSIA) SDN BHD (en Ringitt) Jalan Pendamar - Seksyen 27 40000 SHAH ALAM	10 000	63 831 889	100	3 024 K EUR	3 024 K EUR		1	93 077 508	28 094 792		1 MYR = 0,2512 euro Filiale de SIDEL S.A.
SIDEL IND ECOM LTDA, SUCURSAL (en Pesos) *Nicaragua 6028* 1414 BUENOS AIRES ARGENTINA	-	2 645 121	100	0 K BRL	0 K BRL			2 754 633	1 594 350		1 ARG = 0,2832 euro *Filiale de Sidel Brésil*
SIDEL SHANGHAI (en yuan ch.) OUTERGAOAQUIAO FREE TRADE ZONE SHANGAI CHINA	1 659	23 144 514	100	179 K EUR	179 K EUR			35 282 181	12 909 277		1 CNY= 0,1152 euro Filiale de SIDEL S.A.
SIDEL INDIA (en roupie ind) 113-116 Bonanza B WING MV ROAD ANDHERI MUMBAI 400059 INDIA	129 190	112 686 581	100	2 776 K EUR	2 776 K EUR			199 601 827	(7 920 882)		1 INR = 0,0199 euro Filiale de SIDEL S.A.
SIDEL VENEZUELA (en bolivar vénéz.) Avenida Casanova con Calle el recreo CARACAS VENEZUELA	151 178	943 144 676	100	430 BRL	430 BRL			2 180 025 427	666 137 918		1 VEB = 0,0007 euro Filiale de Sidel Brésil
SIDEL DE SERVICIOS (en MXM) Sofocles 129 - Col. Los Morales Sec. Palmas 11510 MEXICO D.F.	100	2 837 442	100	99 K MXM	99 K MXM			38 061 718	1 058 956		1 MXM = 0,0918 euro Filiale de Sidel Controladora
SIDEL CONTROLADORA (en MXM) Sofocles 129 - Col. Los Morales Sec. Palmas 11510 MEXICO D.F.	100	29 591	100	10 K EUR	10 K EUR				(16 679)		1 MXM = 0,0918 euro Filiale de SIDEL S.A.
L T R *25, Rue Robert Schumann* 93330 NEUILLY S/MARNE	762	2 073 242	100	1 524 K EUR	1 524 K EUR			9 439 167	(975 483)		Filiale de SIDEL S.A.
S.A.S Avenue de la Patrouille de France *76930 OCTEVILLE SUR MER*	6 209	4 904 046	100	9 958 K EUR	9 958 K EUR			1 611 025	(870 462)		Filiale de SIDEL S.A.
SIDEL PARTICIPATIONS INDUSTRIELLES Av de la Patrouille de France 76 930 OCTEVILLE SUR MER	90 633	33 094 031	100	90 900 K EUR	90 900 K EUR			264 612	(16 401)	1 121	Société Holding
M.A.T. 4 rue Marie Curie Z.A. Les Hautes Vallées 76930 OCTEVILLE SUR MER	150	1 733 198	100	1 995 K EUR	1 995 K EUR			15 980 910	(536 947)		Filiale de SIDEL PARTICIPATIONS INDUSTRIELLES
C.M.M.I. Rue Marcel Dassault 03100 MONTLUCON	100	(9 784)	100	100 K EUR	100 K EUR			1 592 504	(109 784)		Filiale de M.A.T
SOTRALEM ASIE (en RM) Jalan Subang 5, Taman Perindustrian Subang, 47500, Subang Jaya	250	256 484	100	13 K EUR	13 K EUR						1 M YR= 0,2512 euros Filiale de C.M.M.I.
SIDEL SOUTH EAST ASIA PACIFIC (en bath) *195 South Sathorn Road – Yannawa* Bangkok 10120 Thaïlande	4 322	(839 439)	100	0 K EUR	0 K EUR				(5 161 189)		1 bath = 0,02228 euro *Filiale de SIDEL S.A.*
MICROONDES ENERGIE SYSTEMES 10-12 rue Auguste Perret ZAC de la Petite Bruyère *94 800 VILLEJUIF*	300	309 506	100	4 344 K EUR	310 K EUR			422 590	(1 930 628)		Filiale de SIDEL PARTICIPATIONS INDUSTRIELLES
MICROONDES ENERGIE THERMIQUE 10-12 rue Auguste Perret ZAC de la Petite Bruyère 94 800 VILLEJUIF	38	37 829	100	38 K EUR	38 K EUR				(848)		Filiale de SIDEL PARTICIPATIONS INDUSTRIELLES
M.E.S.Technologies 10-12 rue Auguste Perret ZAC de la Petite Bruyère 94 800 VILLEJUIF	505	505 000	100	505 K EUR	505 K EUR						Filiale de SIDEL PARTICIPATIONS INDUSTRIELLES
HEMA TECHNOLOGIES 5, Rue Hervé Marchand 29556 QUIMPER	*2 052*	*2 707 149*	*100*	*4 185 K EUR*	*3 557 K EUR*		35	*15 783 291*	692 376		*Filiale de SIDEL* PARTICIPATIONS INDUSTRIELLES

(en unités monétaires) SOCIETES	CAPITAL (en milliers)	CAPITAUX PROPRES	QUOTE PART DETENUE (%)	VALEUR COMPTABLE BRUTE	VALEUR COMPTABLE NETTE	PRETS AVANCES (en milliers)	CAUTIONS (en milliers)	CHIFFRE D'AFFAIRES	RESULTAT NET	DIVIDENDES ENCAISSES (en milliers)	OBSERVATIONS taux de clôture 31/12
REMY EQUIPEMENT Av de la Patrouille de France 76 930 OCTEVILLE SUR MER	1 000	(1 897 261)	100	14 659 K EUR	0 K EUR		2 454	67 006 457	(7 781 168)		Filiale de SIDEL PARTICIPATIONS INDUSTRIELLES
ALSIM 1, Via Enzo Ferrari 43058 Ramoscello di Sorbolo PARMA	7 520	7 939 268	100	15 413 K EUR	15 413 K EUR		124	21 979 773	(1 942 700)		Filiale de SIDEL PARTICIPATIONS
MARION 17 rue Mondon - 33 110 LE BOUSCAT	41	(367 804)	100	2 191 K EUR	0 K EUR				(174 243)		Filiale de SIDEL PARTICIPATIONS
LA GIRONDINE 17 rue Mondon - 33 110 LE BOUSCAT	76	(3 310 967)	100	1 449 K EUR	0 K EUR		67	8 727 846	(931 367)		Filiale de SIDEL PARTICIPATIONS
LA GIRONDINE ESPAGNE IRUN 20180 OYARZUN GUIPUZLOA	84	(213 769)	100	99 K EUR	0 K EUR			78 905	51 568		Filiale de MARION
GEBO INDUSTRIES Z.I. rue du commerce - 67116 REICHSTETT	32 178	27 950 708	100	33 431 K EUR	33 431 K EUR		1 516	58 308 496	4 819 841	899	Filiale de SIDEL S.A.
DCS Z.I. rue du commerce - 67116 REICHSTETT	69	1 629 697	100	2 384 K EUR	2 384 K EUR			2 837 080	(3 807)		Filiale de GEBO INDUSTRIES
GEBO KAISER Alfred Nobel Strasse 4 - D - 68519 VIERNHEIM	66	300 717	100	1 849 K EUR	1 849 K EUR			5 629 526	394 863		Filiale de GEBO INDUSTRIES
GEBO UK (en GBP) 1, Mitre House 149 Western Road Brighton East Sussex BN1 2DD GB	10	(183 557)	100	25 K EUR	0 K EUR			89 034	(56 361)		1 GBP = 1,5373 euro Filiale de GEBO INDUSTRIES
GEBO I.A.P. (en PHP) Industrial Complex Alabang-Zapote Road Almanza, Las Pinas City PHILIPPINES	12 980	25 633 101	100	389 K EUR	389 K EUR			133 763 332	7 146 300		1 PHP = 0,0181 euros Filiale de GEBO INDUSTRIES
REICHSTETT REALTY CORPORATION (en PHP) Vinnel Belvoir Building 2322 PASONG TAMO EXT. MUNTINLUPA - METRO - MANILLA	500	423 694	100	15 K EUR	0 K EUR						1 PHP = 0,0181 euros Filiale de GEBO INDUSTRIES
SORBAL Burgaes POB 67 - 3731 VALE DE CAMBRA Codex	750	5 112 445	100	6 098 K EUR	6 098 K EUR		3	13 718 112	1 051 684		Filiale de GEBO INDUSTRIES
GEBO IND INC (en CAD) 1045 Autoroute Chomedy LAVAL, QUEBEC H7W 4V3	-	9 582 798	100	2 449 K EUR	2 499 K EUR			2 916 534	7 993 981	7 988	1 CAD = 0,6042 euro Filiale de GEBO INDUSTRIES
GEBO CONVOYEURS, CONSULTANTS & SYST. (en CAD) 1045 Autoroute Chomedy LAVAL, QUEBEC H7W 4V3	95	16 273 196	100	62 K CAD	62 K CAD			56 723 492	4 092 467		1 CAD = 0,6042 euro Filiale de GEBO IND. INC
DCS IPALCONSULTANTS INC (en CAD) 1045 Autoroute Chomedy LAVAL, QUEBEC H7W 4V3	10	6 633 483	100	10 K CAD	10 K CAD			13 043 468	743 509		1 CAD = 0,6042 euro Filiale de GEBO IND. INC
GEBO PRODUCCION (en CLP) Ojos del Salado 0800,Comuna de Quilicura, SANTIAGO, CHILI.	204 931	1 539 555 013	100	695 K CAD	695 K CAD			4 206 866 752	409 667 737		1 CLP = 0,0013 euro Filiale de GEBO IND. INC
PROMEC (en CLP) Ojos del Salado 0800,Comuna de Quilicura, SANTIAGO, CHILI.	40 349	-	100	52 099 K CLP	0 K CLP						1 CLP = 0,0013 euro Filiale de GEBO PRODUCCION
GEBO CORPORATION USA (en USD) 6012 31St EAST STREET BRADENTON- FLORIDE 34203 - 5399	18 523	20 090 325	100	16 789 K EUR	4 899 K EUR			23 374 793	2 270 506		1 USD =0,9536 euro Filiale de GEBO INDUSTRIES
GARRO INC (en USD) 6012 31St EAST STREET BRADENTON- FLORIDE 34203 - 5399	1	(3 082 275)	100	11 000 K USD	11 000 K USD			1 474 555	(835 162)		1 USD =0,9536 euro Filiale de GEBO CORPORATION USA
GEBO MEXICO (en MXM) Sofocles 129 - Col. Los Morales Sec. Palmas 11510 MEXICO D.F.			100	99 K MXM	99 K MXM				(26 100)		1 MXM = 0,0918 euro Filiale de Sidel Mexico
G.I.S.P. INDUSTRIES (en USD austr.) 505 St Kilda Road, Level 7, Suite 802, Melbourne, 3004, VIC - AUSTRALIE		(553 913)	100	-	-			521 874	(430 119)		1 AUD = 0,5389 euro Filiale de GEBO INDUSTRIES
RAFALE TECHNOLOGIES Zone Industrielle, rue du Commerce 67116 REICHSTETT	534	(4 590 302)	100	1 982 K EUR	0 K EUR	3 461 EUR		5 994 053	(4 534 160)		Filiale de SIDEL S.A.
b) POLE SUREMBALLAGE-PALETTISATION											
CERMEX INC (en USD) 4845 South Old Peach Road - Sute 1000 NORCROSS - GA 30071-1504 U.S.A.	25	5 429	100	250 K USD	250 K USD			1 553 095	(58 884)		1 USD = 0,9536 euro Filiale de SIDEL INC
CERMEX OUEST CONDITIONNEMENT 20, rue de la Vallée - 14100 LISIEUX	960	3 762 527	99	1 738 K EUR	1 738 K EUR		283	17 897 119	502 335		Filiale de CERMEX
CERMEX 87, route de Seurre 21910 CORCELLES LES CITEAUX	4 411	24 730 497	99	25 231 K EUR	25 231 K EUR		2 451	47 395 597	1 504 659		Filiale de SIDEL PARTICIPATIONS INDUSTRIELLES
CERMEX UK (en GBP) Po Box 12 - HUNTINGDON - GRANDE BRETAGNE	20	32 638	75	28 K EUR	28 K EUR			702 847	-2 360		1 GBP = 1,5373 euro Filiale de CERMEX
c) POLE SANTE-BEAUTE											
KALIX 4, avenue du Parana 91978 COURTABOEUF - LES ULIS	7 193	9 050 541	100	10 758 K EUR	10 758 K EUR			21 484 471	676 061	401	Filiale de SIDEL PARTICIPATIONS INDUSTRIELLES
A.D.M.V. Z.A.E. les Triboullières - 38460 CREMIEU	64	2 443 159	100	5 259 K EUR	5 259 K EUR		136	9 296 048	298 322		Filiale de KALIX
BEL 1bis, rue K. Mansfield - 77210 AVON	84	506 125	100	2 287 K EUR	2 287 K EUR			348 822	392 492		Filiale de KALIX
CITUS 33, Route d'Héricy - 77870 - VULAINES SUR SEINE	100	1 421 778	100	344 K EUR	344 K EUR		11	4 020 626	390 663		Filiale de BEL
COSMETIS 2 chemin du Port à l'Anguille 77870 VULAINES SUR SEINE	615	(207 357)	100	616 K EUR	0 K EUR			1 025 087	(165 206)		Filiale de SIDEL PARTICIPATIONS INDUSTRIELLES
NORDEN FRANCE SARL Space 3, 20 rue Lavoisier - 95300 PONTOISE	120	460 501	100	419 K SEK	419 K SEK			805 067	224 896		Filiale de NORDEN PAC MACHINERY AB
NORDEN PAC INTERNATIONAL AB (en SEK) PO BOX 845 - SE -391 28 KALMAR - SUEDE	30 756	215 871 786	100	44 338 K EUR	44 338 K EUR			7 267 903	14 380 730		1 SEK =0,1093 euro Filiale de SIDEL S.A.
NORDEN PAC INDUSTRIES AB (en SEK) PO BOX 845 SE -391 28 KALMAR - SUEDE	5 800	8 182 911	100	1 841 K SEK	1 841 K SEK			0	(3 851)		1 SEK =0,1093 euro Filiale de NORDEN PAC INTERNATIONAL AB
EXPORT AB NORDEN (en SEK) PO BOX 845 SE -391 28 KALMAR - SUEDE	1 400	2 588 303	100	3 200 K SEK	3 200 K SEK			0	0		1 SEK =0,1093 euro Filiale de NORDEN PAC INTERNATIONAL AB
NORDEN TUBES AB (en SEK) PO Box 103 SE-544 22 HJO SUEDE	2 633	114 726 633	100	75 306 K SEK	75 306 K SEK			242 918 199	11 236 623		1 SEK =0,1093 euro Filiale de NORDEN PAC INTERNATION

(en unités monétaires) SOCIETES	CAPITAL (en milliers)	CAPITAUX PROPRES	QUOTE PART DETENUE (%)	VALEUR COMPTABLE BRUTE	VALEUR COMPTABLE NETTE	PRETS AVANCES (en milliers)	CAUTIONS (en milliers)	CHIFFRE D'AFFAIRES	RESULTAT NET	DIVIDENDES ENCAISSES (en milliers)	OBSERVATIONS taux de clôture 31/12
NORDEN PAC MACHINERY AB (en SEK) PO BOX 845 SE -391 28 KALMAR - SUEDE	17 337	92 318 213	100	268 536 K SEK	268 536 K SEK		59	341 240 211	13 379 168	1 231	1 SEK =0,1093 euro Filiale de NORDEN PAC INTERNATIONAL AB
NORDEN PAC DEVELOPMENT AB (en SEK) PO BOX 845 SE -391 28 KALMAR - SUEDE	500	2 255 442	100	657 K SEK	657 K SEK			1 069 908	22 586		1 SEK =0,1093 euro Filiale de NORDEN PAC INTERNATIONAL AB
FASTIGHETS AB MANILLAGARDEN (en SEK) PO BOX 845 SE -391 28 KALMAR - SUEDE	1 000	12 597 712	100	4 001 K SEK	4 001 K SEK			12 208 003	1 537 718		1 SEK =0,1093 euro Filiale de NORDEN PAC MACHINERY AB
NORDEN PAC PLASTIC AB (en SEK) Bangatan 9 SE 265 38 ASTORP SUEDE	100	440 863	100	36 609 K SEK	36 609 K SEK			0	1 091		1 SEK =0,1093 euro Filiale de NORDEN PACKS AB
NORDEN PACKS AB (en SEK) Bangatan 9 SE 265 38 ASTORP SUEDE	18 696	24 943 110	100	48 671 K SEK	48 671 K SEK			0	4 197		1 SEK =0,1093 euro Filiale de NORDEN PAC INTERNATIONAL AB
NORDEN TUBE AB (en SEK) PO BOX 845 SE -391 28 KALMAR - SUEDE	100	104 032	100	100 K SEK	100 K SEK			0	1 165		1 SEK =0,1093 euro Filiale de NORDEN PAC INTERNATIONAL AB
NORDISKA TUB AS (en NOK) PO Box 23 NO-3170 SEM NORVEGE	0	0	100	1 083 K SEK	0			0	321 354		1 NOK =0,1374 euro Filiale de NORDEN TUBES AB
GP PLASTINDUSTRI INTRESSENTER AB (en SEK) PO BOX 505 SE-332 28 GISLAVED SUEDE	100	3 580 012	100	100 K SEK	100 K SEK			0	0		1 SEK =0,1093 euro Filiale de NORDEN PACKS AB
GP PLASTINDUSTRI AB (en SEK) PO BOX 505 SE-332 28 GISLAVED SUEDE	1 000	28 400 391	100	5 600 K SEK	5 600 K SEK			164 042 011	3 189 371		1 SEK =0,1093 euro Filiale de GP.I. AB
NORDEN PAC GMBH Postfach 31 11 73751 OSTFILDERN Allemagne	26	548 078	100	1 557 K SEK	1 557 K SEK			4 002 068	340 801		Filiale de NORDEN PAC MACHINERY AB
NORDEN PAC PACIFIC PTS LTD (en SG$) 45 Cantonment Road 89748 SINGAPORE	0	0	100	0	0			0	(89 336)		1 SG$ = 0,5495 euro Filiale de NORDEN PAC MACHINERY AB
NORDEN UK LTD (en GBP) Chuch Street SG7 5AF BALDOCK HERTS U.K.	15	212 092	100	179 K SEK	179 K SEK			1 365 007	128 715		1 GBP = 1,5373 euro Filiale de NORDEN PAC MACHINERY AB
NORDEN INC (en USD) 230 Industrial Parkway NJ 08876 BRANCHBURG U.S.A.	447	1 951 260	100	3 437 K SEK	3 437 K SEK			12 813 317	29 994		1 USD = 0,9536 euro Filiale de NORDEN PAC MACHINERY AB
NORDEN ANDBRO INC (en USD) 430 Andbro Drive NJ 08071 PITMAN U.S.A.	100	506 178	100	216 K USD	216 K USD			3 370 827	(132 169)		1 USD = 0,9536 euro Filiale de NORDEN INC
d) POLE GUERIN											
GUERIN DEVELOPPEMENT BP 65 49122 LE MAY	845	729 152	100	20 719 K EUR	5 852 K EUR				(53 864)		Filiale de SIDEL PARTICIPATIONS INDUSTRIELLES
GUERIN SYSTEMS BP 65 49122 LE MAY	1 600	6 349 843	100	2 148 K EUR	2 148 K EUR			20 737 540	1 595 939		Filiale de GUERIN DEVELOPPEMENT
GUERIN ESPANA C.T.R.A de la roca a Cardedeu km 3200 08440 CARDEDEU - BARCELONA ESPANA	60	(21 902)	100	58 K EUR	0 K EUR				(1 430)		Filiale de GUERIN DEVELOPPEMENT
GUERIN BRESIL (en real) Rua Frei Liberato de Gries 548 Jardim Arpoador SAO PAULO CEP 05572-210 BRAZIL	28	(2 369)	100	16 K EUR	0 K EUR				(31 173)		1 BRL = 0,2710 euro Filiale de GUERIN SYSTEMS

5.4.5 Tableau sur les résultats des cinq derniers exercices

	1998	1999	2000	2001	2002
CAPITAL EN FIN D'EXERCICE					
. Capital social	77 034	81 297	79 851	79 963	79 963
. Nombre d'actions ordinaires existantes	33 687 341	33 873 594	33 271 336	33 317 721	33 317 721
. Nombre de certificats d'investissements					
. Nombre d'actions à dividende prioritaire existantes					
. Nombre maximal d'actions futures à créer :					
- par conversion d'obligations					
- par exercice de droits de souscription					
- par exercice d'options de souscription	781 110	654 717	528 667	407 800	334 250
OPERATIONS ET RESULTATS DE L'EXERCICE					
. Chiffre d'affaires hors taxes	555 133	573 567	548 410	459 540	522 333
. Résultat avant impôts, participation des salariés et dotations aux amortissements et provisions	97 292	101 902	36 707	(26 386)	7 660
. Impôts sur les bénéfices	35 151	28 845	909	(18 572)	(2 565)
. Participation des salariés due au titre de l'exercice	5 423	4 197	-	-	296
. Résultat après impôts, participation des salariés et dotations aux amortissements et provisions	54 210	57 556	5 804	(23 195)	3 302
. Résultat distribué	30 977	33 874	-	-	-
RESULTAT PAR ACTION (en euros)					
. Résultat après impôts, participation des salariés, mais avant dotations aux amortissements et provisions	1,68	2,03	1,08	(0,23)	0,30
. Résultat après impôts, participation des salariés et dotations aux amortissements et provisions	1,61	1,70	0,17	(0,70)	0,10
. Dividende attribué à chaque action	0,92	1,00	-	-	-
PERSONNEL					
. Effectif au 31 décembre de l'exercice	814	889	920	940	928
. Montant de la masse salariale de l'exercice	28 275	30 643	31 629	34 896	36 411
. Montant des sommes versées au titre des avantages sociaux de l'exercice	13 766	14 989	15 052	16 138	17 720

5.5 Administration - Direction - Contrôle

5.5.1 Composition du Conseil de Surveillance

Nom et prénom du membre	Date de première nomination	Date d'échéance du mandat	Fonction principale exercée dans la Société	Fonction principale exercée en dehors de la Société	Autres mandats et fonctions exercés dans toute société
M. Jean-Marie Descarpentries	22 avril 2002	2008	Président du Conseil de Surveillance		Président de la FNEGE (Fondation Nationale pour l'Enseignement de la Gestion des Entreprises) Membre du Conseil de Surveillance de COMPLETEL Administrateur d'Ingenico
M. Yves-René Nanot	22 avril 2002	2008	Vice-Président du Conseil de Surveillance	Président Directeur Général des Ciments Français	Administrateur d'Italcementi, d'Imerys, de Cereol et de Rhodia
M. Martin Pinot	22 avril 2002	2008	Membre du Conseil de Surveillance		
M. Camille de Montalivet	22 avril 2002	2008	Membre du Conseil de Surveillance		Administrateur de Parsys
M. Emmanuel d'André	22 avril 2002	2008	Membre du Conseil de Surveillance		Président d'honneur du Groupe 3 Suisses International Administrateur de la FNEGE (Fondation Nationale pour l'Enseignement de la Gestion des Entreprises) et de Robert Bosch France

Chaque membre du Conseil de Surveillance détient au moins une action, conformément à l'article 13 des statuts de la Société.
Les cinq membres du Conseil de Surveillance sont des conseillers indépendants n'exerçant aucune fonction principale dans le groupe. Il n'y a pas de membre élu par les salariés. Aucun censeur n'a été nommé.

5.5.2 Composition du Directoire

Nom et prénom du membre	Date de première nomination	Date d'échéance du mandat	Fonction principale exercée dans la Société	Fonction principale exercée en dehors de la Société	Autres mandats et fonctions exercés dans toute société
M. Gérard Stricher	Conseil de Surveillance du 22 avril 2002	Avril 2006	Président du Directoire		
M. Luc Oursel	Conseil de Surveillance du 22 avril 2002	Avril 2006	Directeur de la Division "Sales & Services"		
M. Paul Holderith	Conseil de Surveillance du 22 avril 2002	Avril 2006	Directeur de la Division "Blowing & Coating"		
M. Gilles Ruckstuhl	Conseil de Surveillance du 22 avril 2002	Avril 2006	Directeur Finance, Legal et IT		

5.5.3 Fonctionnement des organes de direction et de surveillance

5.5.3.1 Conseil de Surveillance

Le Conseil de Surveillance s'est réuni 8 fois au cours de l'exercice clos le 31 décembre 2002. Il n'existe pas de règlement intérieur.

5.5.3.2 Directoire

Le Directoire se réunit aussi souvent que l'exige la gestion de la société.
L'ensemble des membres du Conseil de Surveillance et du Directoire étaient présents à la quasi-totalité des réunions respectives tenues en 2002.

5.5.3.3 Comités

Le Conseil d'Administration avait mis en place deux comités : un comité chargé de la rémunération du Président depuis 1993, et un comité d'audit en 1993.
Le Conseil de Surveillance du 22 avril 2002 a nommé trois comités :

- un comité des rémunérations et nominations, composé de Monsieur Yves René Nanot, Président, et de Messieurs Martin Pinot et Emmanuel d'André

Le comité de rémunérations s'est réuni le 4 avril 2003 pour valider les bonus pour 2002 et les augmentations de salaires pour 2003 des membres du Directoire, et définir les critères de bonus pour 2003 de ces derniers. La décision du paiement du bonus pour 2002, décision du ressort du Conseil de Surveillance, est à l'ordre du jour de la séance prévue pour le 12 mai 2003.
Les éléments pris en compte pour déterminer le montant des bonus pour 2002 ont été :
- les résultats du Groupe (cet élément fonctionnant également comme un seuil),
- les résultats de Division pour les opérationnels,
- les objectifs personnels.

Ce système de bonus a été mis en place pour la première fois en 2002. Les membres du comité de rémunérations proposent de reconduire le même système de bonus en 2003. La décision finale sur ce sujet sera prise lors du prochain Conseil de Surveillance.

- un comité Audit, Finance et Juridique composé de Monsieur Camille de Montalivet, Président et de Messieurs Yves-René Nanot et Emmanuel d'André.

Ce comité est chargé de valider la pertinence et la permanence des méthodes comptables adoptées pour l'établissement des comptes et de s'assurer que les procédures internes de collecte et de contrôle des informations garantissent celles-ci. Le comité a entendu la Direction Générale et les commissaires aux comptes et a procédé à l'examen approfondi des comptes semestriels et annuels ; le comité a rendu compte de ses travaux au Conseil de Surveillance dans ses séances du 30 septembre 2002 et 31 mars 2003.

- un comité stratégique, composé de Monsieur Martin Pinot, Président, et de Messieurs Jean Marie Descarpentries et Emmanuel d'André.

Au cours de l'année 2002, le comité stratégique a analysé le plan stratégique du Groupe et a rendu compte de ses travaux au Conseil de Surveillance dans sa séance du 17 décembre 2002.

5.5.3.4 Direction générale

Les personnes ayant assuré la direction effective du Groupe en 2002 sont les suivantes :

- Du 1er janvier au 22 avril 2002
- Monsieur Francis Olivier, Président Directeur Général
- Monsieur Gérard Stricher, Directeur Général Délégué
- Monsieur Lucien Di Vita, Secrétaire Général du Groupe Sidel
- Monsieur Jean Tristan Outreman, Directeur Recherche et Développement
- Monsieur Dominique Mautalen, Directeur Général de Sidel S.A.
- Monsieur Marcel Krauth, Président Directeur Général de Gebo
- Monsieur Jacques Azancot, Président du Directoire de Cermex
- Monsieur Johan Gustaffson, Président de Norden

- A compter du 22 avril 2002
Dès la nomination du Directoire, Monsieur Gérard Stricher a mis en place un Comité Exécutif pour assurer la Direction Générale du Groupe.
La composition de ce Comité Exécutif au 31 décembre 2002 et à ce jour est la suivante :
- Monsieur Gérard Stricher, Président
  Entré dans le Groupe le 13 novembre 2001
- Monsieur Luc Oursel, Directeur de la Division Sales & Services
  Entré dans le Groupe le 11 février 2002
- Monsieur Paul Holderith, Directeur de la Division Blowing & Coating
  Entré dans le Groupe le 18 mars 2002
- Monsieur Gilles Ruckstuhl, Directeur Finance, legal et IT
  Entré dans le Groupe le 18 mars 2002
- Monsieur Alain de Mas Latrie, Directeur de la Division Filling Systems
  Entré dans le Groupe le 1er septembre 2002
- Monsieur Marcel Krauth, Directeur de la Division Packaging Systems
  Entré dans le Groupe le 1er août 2000
- Monsieur Michel Delaire, Directeur Ressources Humaines et Communication
  Entré dans le Groupe le 22 avril 2002
- Monsieur Philippe Bartissol, Directeur Industriel et Achats
  Entré dans le Groupe le 9 octobre 1996
- Monsieur Laurent Chevallier, Directeur de la Stratégie et du Marketing
  Entré dans le Groupe le 2 septembre 2002
- Madame Amy Sitzler, Directeur de la Qualité
  Entrée dans le Groupe le 21 novembre 2002.

5.5.4 Intérêt des dirigeants dans le capital de l'entreprise

(a) Rémunérations et jetons de présence

Rémunération des mandataires :
Au niveau des mandataires sociaux, les rémunérations brutes, y compris les avantages en nature, versés ont été les suivantes :
Pour la période du 1er janvier au 22 avril 2002 aux dirigeants administrateurs : Monsieur Francis Olivier 190 milliers d'euros ; Monsieur Lucien Di Vita 35 milliers d'euros ; Monsieur Dominique Mautalen, 296 milliers d'euros, dont 266 milliers d'euros d'indemnités, sans part variable.
Sur l'ensemble de l'exercice 2002 à partir de la prise de fonction des membres du Directoire : Monsieur Gérard Stricher, 531 milliers d'euros ; Monsieur Luc Oursel, 293 milliers d'euros, Monsieur Paul Holderith, 198 milliers d'euros ; Monsieur Gilles Ruckstuhl, 202 milliers d'euros ; sans part variable, les primes à verser au titre de l'exercice 2002 restant à fixer par le Conseil de Surveillance.

Jetons de présence :
Sur la proposition du comité de rémunérations, le Conseil de Surveillance du 26 novembre 2002 a décidé de verser au titre de l'exercice 2002 un montant de jetons de présence de 167.685 euros sur les 300.000 euros autorisés par l'Assemblée Générale du 22 avril 2002, selon le détail suivant :
Monsieur Jean Marie Descarpentries, 36.170 euros ; Monsieur Yves René Nanot, 32.500 euros ; Monsieur Martin Pinot, 21.670 euros ; Monsieur Camille de Montalivet, 20.170 euros ; Monsieur Emmanuel d'André, 21.170 euros ; Monsieur Francis Olivier, 10.835 euros ; Monsieur Lucien Di Vita, 12.335 euros ; Monsieur Dominique Mautalen, 8.500 euros ; Monsieur Marc Talman, 2.335 euros.

(b) Options de souscription ou d'achat d'actions
Les membres du Directoire et du Conseil de Surveillance ne sont titulaires d'aucune option de souscription ou d'achat d'actions de Sidel.

(c) Opérations conclues entre Sidel et ses mandataires sociaux
Un contrat de retraite additive au profit de cadres supérieurs, dont les membres du Directoire, a été mis en place au cours de l'année 2002.
Monsieur Martin Pinot a bénéficié d'un contrat de travail à durée déterminée qui s'est terminé le 31 mai 2002.
Une transaction a été signée avec Dominique Mautalen en avril 2002.

(d) Prêt et garanties accordés par Sidel aux mandataires sociaux : Néant

5.5.5 Schémas d'intéressement du personnel

(a) Intéressement et participation
La participation des salariés au résultat de l'entreprise, incluant à la fois la participation légale et les sommes dues au titre de l'intéressement, au niveau du Groupe, s'est élevée à 1,3 millions d'euros en 2002, contre 0,8 million d'euros en 2001.

(b) Options d'achat d'actions consenties aux dix premiers salariés au cours de l'exercice 2002 et options d'achat d'actions levées par les dix premiers salariés au cours de l'exercice 2002 : Néant
Au cours de l'exercice 2002, il n'y a eu aucune attribution d'options de souscription et d'achat d'actions, ni de levées d'options, concernant les dix premiers salariés du Groupe non mandataires.

5.5.6 Commissaires aux comptes

	Date de première nomination	Date de fin de mandat Assemblée approuvant les comptes de l'exercice
Titulaires		
Société d'Expertise Comptable Economique et Financière (S.E.C.E.F.) 3, rue de Turique - 54000 Nancy représentée par : M. Francis Vallet(1)	20.05.1980	2003
PricewaterhouseCoopers Audit Membre de PricewaterhouseCoopers 32, rue Guersant - 75017 Paris représentée par : MM. Mike Moralee et Fouad Arfaoui	21.05.1996	2007
Suppléants		
Mme Marie-Louise Liger(2)	22.05.1992	2003
M. Pierre Dufils(3)	21.05.1996	2007

(1) S.E.C.E.F. n'appartient à aucun groupe ou réseau
(2) Membre de S.E.C.E.F
(3) Associé du cabinet PricewaterhouseCoopers Audit

Exercice couvert : 2002

(en millions d'euros)	PricewaterhouseCoopers Audit		S.E.C.E.F	
	Montant	Pourcentage	Montant	Pourcentage
Audit				
Commissariat aux comptes, Certification, examen des comptes individuels et consolidés (1)	0,79	98%	0,6	100%
Missions accessoires	0,02	2%	-	-
TOTAL	**0,81**	**100%**	**0,6**	**100%**

(1) y compris les mandats sur les filiales françaises et étrangères et hors frais et débours

5.6 Faits exceptionnels

5.6.1 Changement de statut et mise en place d'une nouvelle équipe dirigeante

L'Assemblée Générale Mixte de Sidel, qui s'est réunie le 22 avril 2002 à Paris, a approuvé le changement des statuts présenté par le Conseil d'Administration et a adopté une structure à Directoire et Conseil de Surveillance. L'Assemblée Générale a nommé les 5 membres de ce nouveau Conseil de Surveillance : Messieurs Jean-Marie Descarpentries, Yves-René Nanot, Martin Pinot, Emmanuel d'André et Camille de Montalivet.
A l'issue de cette Assemblée, le Conseil de Surveillance a tenu sa première séance et nommé Monsieur Jean-Marie Descarpentries Président et Monsieur Yves-René Nanot Vice-Président. Lors de cette séance, le Conseil de Surveillance a également nommé les membres du Directoire ; Monsieur Gérard Stricher, Directeur Général Délégué de Sidel depuis novembre 2001, est nommé Président du Directoire. Les trois autres membres qui composent le Directoire sont Messieurs Paul Holderith, Directeur de la Division " Blowing & Coating ", Gilles Ruckstuhl, Directeur Financier, Legal et IT du Groupe et Luc Oursel, Directeur de la Division " Sales & Services ".

5.6.2 Recentrage sur le cœur de métier

Sidel a effectué le choix stratégique de se concentrer sur son cœur de compétence, les solutions pour le conditionnement des liquides alimentaires. A partir du soufflage, l'offre Sidel s'est progressivement enrichie du remplissage et du convoyage pour construire une offre globale (cf section 5.3).

5.6.3 Mise en place d'un plan d'amélioration de la compétitivité (" plan Odyssée ")

Un plan d'amélioration de la compétitivité a été mis en chantier fin 2002. Ce plan prévoit la réalisation d'économies annuelles visant à :
- améliorer la structure de coûts (achats, frais de siège...),
- rationaliser les flux à travers une réorganisation industrielle et logistique,
- améliorer les processus industriels.

L'impact financier du plan Odyssée sera progressif et atteindra son plein effet en 2006.

5.6.4 Cession des "Autres activités"

Le 6 mai 2002, le Conseil de Surveillance a approuvé la cession des activités non stratégiques qui concernent les divisions Santé-Beauté, Suremballage-Palettisation et Manutention des poudres. Ces activités représentent un chiffre d'affaires agrégé de 211 millions d'euros et un résultat d'exploitation avant amortissement de survaleurs de 15 millions d'euros en 2002 et concernent des sociétés acquises après 1996. Le produit de cessions agrégé (valeur des fonds propres) est estimé à environ 96 millions d'euros. L'accord de négociation exclusive, signé avec l'acquéreur potentiel de la division Santé-Beauté, est arrivé à échéance. Les négociations actuellement en cours devraient prendre plus de temps que prévu initialement (courant 1er semestre 2003) compte tenu du contexte macro-économique actuel.

5.6.5 Déminor

Après la révélation par Déminor d'un accord avec Sidel concernant l'indemnisation de certains actionnaires, Tetra Laval a publié le 6 février 2002 le communiqué suivant :

" *Tetra Laval a appris par les media que Sidel et Deminor étaient apparemment parvenus à un accord concernant l'indemnisation de certains actionnaires de Sidel. C'est un euphémisme que de souligner à quel point Tetra Laval a été pris par surprise par cette nouvelle. Par souci de clarté et de vérité, Tetra Laval tient à indiquer qu'il n'a eu aucune connaissance, information, ou implication dans cet accord.*

Tetra Laval cherche maintenant à vérifier les informations apparues dans les media, et réfléchit aux actions qu'il doit entreprendre. "

Le 1er mars 2002, Sidel a publié le communiqué suivant :

" *Le Conseil d'Administration s'est réuni le vendredi 1er mars 2002. Il a rappelé que la Commission Européenne s'est opposée, le 30 octobre 2001, à l'acquisition de Sidel par Tetra Laval et il a pris acte de la nomination du Cabinet Deloitte & Touche comme Trustee.*

C'est dans ce cadre que sera fixée le plus rapidement possible la date de convocation de l'Assemblée Générale Extraordinaire qui sera appelée à doter la Société d'une structure à Conseil de Surveillance et Directoire.

Par ailleurs, le Conseil a rappelé les conditions dans lesquelles il y a lieu d'apprécier la décision de la Société concernant le règlement de ses relations avec le Cabinet Déminor. Le Conseil a répondu avec précision et par écrit aux 63 questions que lui posait le Cabinet Déminor lors de l'Assemblée Générale du 26 novembre 2001. Il considère que les réponses sont suffisamment précises pour démontrer que les attaques qui ont été portées contre la Société sont sans fondement. Le Cabinet Déminor qui orchestrait depuis de longs mois une campagne contre Sidel a cependant clairement notifié à la Société son intention d'engager la responsabilité de la Société Sidel elle-même.

Sidel considère toujours que les diatribes qui ont été portées contre elle n'ont aucun fondement véritable. Toutefois, il lui est apparu particulièrement inopportun de laisser se développer une polémique à son encontre qui puisse affecter à la fois la décision de futurs partenaires de participer au reclassement de son capital et la perception de la valeur et des perspectives du procédé Actis.

C'est pourquoi un accord amiable et définitif a été entériné le 31 janvier 2002. Aux termes de cet accord, contre le versement, à cette même date, d'une somme forfaitaire et définitive de 2 millions d'euros, le Cabinet Déminor a renoncé à toute action à l'encontre de la Société Sidel. Cet accord, soumis aux dispositions des articles 2044 et suivants du Code Civil, lie les parties signataires et a été porté à connaissance de la Commission des Opérations de Bourse.

Enfin, le Conseil a fixé sa prochaine séance au 25 mars 2002 pour arrêter les comptes consolidés et sociaux de l'exercice 2001 et faire le point sur la mise en place de la nouvelle équipe opérationnelle. "

Enfin, à l'occasion de l'Assemblée Générale Ordinaire de Sidel du 26 juin 2002, Tetra Laval par l'intermédiaire du Trustee en charge de l'exercice de ses droits de vote, a fait la déclaration suivante :

" *Tetra Laval note que les résolutions proposées ne prévoient pas l'approbation par les actionnaires de l'accord transactionnel entre la société (Sidel) et Deminor et qu'en particulier cet accord n'était pas visé au Rapport spécial des Commissaires aux Comptes.*

Tetra Laval indique que le vote qui sera exprimé par le Mandataire sur les résolutions proposées en particulier sur les comptes 2001 n'est pas une approbation par Tetra Laval de cet accord transactionnel.

Au contraire, Tetra Laval réserve expressément tous ses droits à l'égard de cet accord transactionnel.

Tetra Laval sollicite que cette déclaration soit reportée sur le procès verbal de l'Assemblée".

Par ailleurs, répondant à des questions écrites à ce sujet lors de l'Assemblée du 26 juin 2002, le Président du Directoire a souhaité préciser publiquement que la Société n'entend pas transiger avec qui que ce soit dans le futur et que le Directoire était en cours d'évaluation de la transaction Déminor et des conditions de sa réalisation, les pressions faites par la société Déminor pour obtenir la signature de cette transaction lui semblant assises sur des faits qui restent à établir et qui sont soumis actuellement aux enquêtes et procédures en cours.

Lors du Conseil de Surveillance du 26 juillet 2002, il a été précisé que la convention Déminor, peut, d'un point de vue strictement juridique, donner lieu à interrogation quant à sa qualification notamment eu égard à certains de ses signataires ou à certaines personnes physiques ou morales ayant pu avoir un intérêt à sa signature, intérêt identique, complémentaire ou différent de celui de Sidel.

5.6.6 Procédures devant la COB

La Cour d'appel de Paris par un arrêt du 1er avril 2003 a confirmé la décision de la COB du 12 septembre 2002 à l'encontre de l'ancien Président du Conseil d'administration de Sidel pour manquement aux dispositions de son règlement 98-07. En outre, il est précisé que la COB a transmis au Parquet de Paris un rapport d'enquête sur un possible délit d'initié. Par ailleurs, la COB a ouvert une enquête sur l'information financière donnée par Sidel entre le début de l'année 2001 et le dépôt de l'OPA.

5.6.7 Procédure pénale

Lors de l'Assemblée Générale Ordinaire annuelle de Sidel en date du 26 juin 2002 et dans le cadre de la réponse à des questions écrites formulées par certains actionnaires, le Président du Directoire a indiqué qu'il a été porté à la connaissance du Directoire l'existence d'une plainte près le Procureur de la République ayant déclenché une enquête préliminaire du Parquet puis plusieurs enquêtes de la COB.

Il a par ailleurs rapporté que Monsieur Didier Cornardeau a lui-même porté à la connaissance de Sidel, l'existence d'une plainte contre X avec constitution de partie civile émanant de l'Association APPAC et relative à des faits susceptibles de concerner Sidel.

Le Président du Directoire a alors donné la parole à Monsieur Didier Cornardeau, scrutateur de cette Assemblée, afin qu'il donne publiquement toutes explications à ce sujet en sa qualité de Président de la société APPAC.

Monsieur Didier Cornardeau a publiquement indiqué à l'Assemblée que la plainte de l'Association APPAC est basée sur divers motifs dont : délit d'initié, abus de biens sociaux, présentation de faux bilans, délit sur le droit de communication (faux renseignements, fausses communications au cours de l'OPA).

Le Directoire a alors estimé que, dans ces circonstances, il apparaissait judicieux de laisser les enquêteurs et la Justice faire sereinement leur travail et qu'il convenait donc, sur l'ensemble des questions relatives à ces procédures, d'attendre leurs conclusions.

Sidel s'est constituée partie civile dans le cadre de cette procédure.

Depuis lors, Sidel veille à prendre toute disposition et toute initiative de manière à préserver ses intérêts et ne communiquera plus à ce sujet, souhaitant respecter scrupuleusement le secret de l'instruction.

5.6.8 Procédure civile

Monsieur Didier Cornardeau, Président de l'Association APPAC, mais agissant à titre personnel, a assigné Sidel par devant le Tribunal de Commerce du Havre selon exploit introductif d'instance en date du 27 décembre 2001.

Monsieur Didier Cornardeau entend obtenir l'annulation de l'Assemblée Générale de Sidel du 26 novembre 2001 sur la base des Articles 360 et 365 et suivants de la Loi du 24 juillet 1966 ainsi que du fait d'un défaut de quorum.

Cette dernière prétention est motivée par la contestation du prêt de titres intervenu entre le Crédit Agricole Indosuez et Tetra Laval, les 19 et 28 novembre 2001, prêt que Monsieur Didier Cornardeau estime irrégulier compte tenu notamment d'un gel des actions Tetra Laval par la Commission de Bruxelles.

En outre, Monsieur Didier Cornardeau souhaite voir constater que le droit de communication et d'information des actionnaires n'aurait pas été respecté par Sidel.

Le même Monsieur Didier Cornardeau a, toujours à titre personnel, fait signifier une nouvelle assignation devant le même Tribunal de Commerce du Havre à la société Sidel ainsi qu'à Monsieur Francis Olivier, par exploit du 13 février 2003.

Ses prétentions sont identiques à celles objet de l'assignation précédente, sauf le fait qu'il y a ajouté une nouvelle demande tendant à obtenir la nullité de la Convention signée entre Sidel et la Banque Lazard le 14 février 2001 et ce, sur la base, selon lui, de l'Article 105 de la Loi du 24 juillet 1966.

Ces procédures sont actuellement en cours de mise en état devant le Tribunal de Commerce du Havre.

5.6.9 Impact sur la valorisation de Sidel

A la connaissance de Sidel et de Tetra Laval, l'éventuel bénéfice que Sidel pourrait retirer des procédures visées ci-dessus n'est pas susceptible de remettre en cause l'évaluation du groupe Sidel telle que déterminée par le rapport d'évaluation et confirmée par l'expert indépendant.

Par ailleurs, à la connaissance de Sidel, il n'existe aucun autre fait exceptionnel ou litige susceptible d'influer sur la valeur du groupe Sidel et ayant eu ou pouvant avoir un impact sur l'activité, les résultats, la situation financière ou le patrimoine de Sidel et du Groupe, qui ne soient pas reflétés dans la présente note d'information.

5.7 Évolution récente et perspectives d'avenir

5.7.1 Évolution récente

Le carnet de commandes au 1er janvier 2003

Par zone géographique

(en millions d'euros)	Au 1/01/03	Au 1/01/02	Variation %
Europe	97,2	107,9	(9,9)
Amérique Nord	132,2	89,4	+47,9
Amérique Sud	15,3	19,3	(20,7)
Moyen-Orient / Afrique	17,7	20,2	(12,4)
Asie, Pacifique	66,6	69,4	(4,0)
TOTAL	**329,0**	**306,2**	**+ 7,4**

Par Division produits

(En millions d'euros)	Au 1/01/03	Au 1/01/02	Variation %
Cœur de Métier			
Blowing & Coating (Soufflage et traitement de barrière)	178,3	151,9	+17,4
Filling (Systèmes de remplissage)	21,8	25,3	(13,8)
Packaging (Ingénierie de lignes et convoyages)	85,4	80,9	+ 5,6
	285,5	**258,1**	**+10,6**
Autres Activités			
Santé-Beauté	16,5	27,1	(39,1)
Suremballage-Palettisation	21,3	17,0	+25,3
Manutention des poudres	5,7	4,0	+42,5
TOTAL	**329,0**	**306,2**	**+ 7,4**

Le carnet de commandes comprend dorénavant exclusivement les commandes enregistrées pour des équipements.

Evénements postérieurs à la clôture de l'exercice 2002 :

Aucun événement important, pouvant affecter de manière significative la situation au 31 décembre 2002, n'est survenu au niveau social et consolidé entre la date de clôture de l'exercice et la date d'établissement de cette note d'information.

Trois nouvelles filiales commerciales internationales ont été créées depuis le 1er janvier 2003 :

- Sidel UK, à la suite de la prise de contrôle de Linro Ltd (agent historique en Grande Bretagne)
- Sidel Vienne, en Autriche
- Sidel Vostok, à Moscou.

5.7.2 Perspectives d'avenir

Malgré un environnement économique international incertain et la position d'attente d'un certain nombre de clients, et compte tenu du carnet de commandes actuel, Sidel anticipe aujourd'hui une relative stabilité de son activité en 2003.

Les activités non stratégiques, à savoir les pôles Santé-Beauté, Suremballage-Palettisation, et Guérin Systems ont été mises en vente ; les négociations en cours actuellement devraient prendre plus de temps que prévu initialement compte tenu du contexte économique actuel.

VI ELEMENTS D'APPRECIATION DU PRIX D'OFFRE - SYNTHESE DU RAPPORT D'EVALUATION DE CREDIT AGRICOLE INDOSUEZ ET DE ROTHSCHILD & CIE BANQUE

Le prix offert par la société Tetra Laval pour l'Offre Publique de Retrait suivie du Retrait Obligatoire est de € 50 par action (" Prix d'Offre ").

Les éléments d'appréciation qui figurent ci-après sont la synthèse du rapport d'évaluation réalisé par CREDIT AGRICOLE INDOSUEZ et ROTHSCHILD & CIE BANQUE, banques présentatrices de l'Offre, pour le compte de l'initiateur. DETROYAT ASSOCIES a été désigné par Tetra Laval en qualité d'expert indépendant chargé d'apprécier l'évaluation des titres Sidel. Le CMF a donné, dans sa séance du 5 février 2003, son accord à la désignation de l'expert et la COB n'a pas fait usage de son droit d'opposition à cette décision.

6.1 Méthodologie

Sidel a décidé une réorganisation au cours du premier semestre 2002 pour se concentrer sur son cœur de métier qui est l'offre de solutions pour le conditionnement des liquides alimentaires. Ces activités (définies ci-après comme les activités "Cœur de métier") comprennent trois divisions produits (Soufflage et traitement barrière, Systèmes de remplissage, Ingénierie de lignes et convoyages) et une division de services (Sales & Services). Dans le cadre de ce recentrage et de cette réorganisation, le management a décidé de céder des activités non stratégiques comprenant les divisions Santé-Beauté, Suremballage-Palettisation, et Manutention de poudres (définies ci-après comme les "Autres activités").

Compte tenu du processus de cession actuellement en cours des "Autres activités" (cession séparée des activités), la valeur de Sidel résulte de la somme de la valeur des activités "Cœur de métier" et de la valeur des "Autres activités".

La valeur des activités "Cœur de métier" peut s'apprécier au regard d'une approche multicritère présentée ci-après, et notamment fondée sur les éléments suivants :

- les multiples de sociétés cotées comparables,
- l'actualisation des flux de trésorerie disponibles.

La valeur des "Autres activités" a été fournie par le management sur la base des discussions en cours avec des acquéreurs potentiels.

Les critères d'évaluation non retenus sont :

- le cours de bourse,
- les multiples des transactions récentes du secteur,
- la valeur de l'actif net réévalué,
- la méthode du rendement.

L'analyse se fonde sur un nombre d'actions non dilué des options de souscription ou d'achat, de 33 317 721 au 31 mars 2003.

6.1.1 Méthodes écartées

Cours de bourse

La référence au cours de bourse n'a pas été retenue comme critère pertinent.

En effet, depuis l'OPA initiée par Tetra Laval en avril 2001, le titre présente une faible liquidité : un flottant réduit à 4 % du capital (contre 79 % avant l'OPA) avec un volume quotidien moyen inférieur à 2 000 actions (contre 190 000 avant l'OPA). Par ailleurs, le cours de l'action pour la période post OPA a été affecté soit par les incertitudes sur l'actionnariat soit par les annonces des autorités européennes qui ont entraîné des spéculations sur le lancement possible d'une OPRRO.



Cours de l'action Sidel et indice SBF 120 (du 23 mai 2001 au 4 avril 2003)[1] :



110
100
90
80
70
60
50
40
J J A S O N D J F M A M J J A S O N D J F M
Cours SIDEL rebasé 100 au 23/05/2001
Indice SBF 120 rebasé 100 au 23/05/2001
Source : DATASTREAM

(1) Le 23 mai 2001 correspond à la date de reprise de cotation à la suite de l'OPA, le 4 avril 2003 correspond à la dernière cotation avant la période de suspension.

La référence à la période pré-OPA n'apparaît pas non plus pertinente compte tenu des évolutions de la Société et de l'environnement macro-économique et boursier intervenus depuis 2 ans. On notera, en particulier, que le SBF 120 a baissé de 47% depuis le 1er mai 2001.

Multiples de transactions du secteur

La méthode des transactions comparables a été écartée. En effet, peu de transactions sur des sociétés opérant sur les segments d'activité de Sidel ont eu lieu; les transactions passées concernent des branches d'activités de groupes industriels ou des sociétés de petite taille non cotées, pour lesquelles le niveau d'information financière disponible ne permet généralement pas de calculer des multiples implicites de transaction. Par ailleurs, ces transactions ne permettent pas de valoriser Sidel qui bénéficie d'une position de leader et qui vend une gamme complète de machines d'embouteillage.

Valeur de l'actif net réévalué

Cette méthode, appropriée dans les cas de sociétés holding ou disposant d'actifs diversifiés/hors exploitation significatifs, ne convient pas dans le cas de sociétés industrielles, avec essentiellement des actifs opérationnels, et en particulier dans le cas de Sidel. En effet, Sidel se caractérise par une faible intensité capitalistique en raison d'un mode de production reposant sur l'utilisation intensive de la sous-traitance.

Méthode du rendement

Cette méthode ne s'applique pas dans la mesure où Sidel ne distribue pas de dividendes depuis 1999.

6.1.2 Méthodes retenues

Multiples de sociétés cotées comparables

La méthode d'évaluation par référence aux comparables boursiers consiste à appliquer aux agrégats financiers les multiples constatés sur un échantillon de sociétés comparables. Les multiples retenus sont le PER (capitalisation boursière / résultat net retraité), le multiple d'EBITDA[2] (Valeur d'Entreprise ("VE") / EBITDA) et le multiple d'EBITA[2] (VE / EBITA).

Définitions

EBITA	Résultat d'exploitation comptable, avant amortissement des survaleurs
EBITDA[1]	EBITA + dotations aux amortissements
Résultat net retraité	Résultat net part du Groupe retraité des éléments exceptionnels et des amortissements des survaleurs

(1) L'EBITDA est obtenu en soustrayant à l'Excédent Brut d'Exploitation les dotations et reprises de provisions et les autres charges et produits de gestion courante.

Les multiples utilisés ont été calculés sur la base du cours de clôture au 21 mars 2003.

Actualisation des flux de trésorerie disponibles

Cette approche consiste à estimer la valeur intrinsèque de Sidel par actualisation des flux de trésorerie disponibles prévisionnels au coût moyen pondéré du capital estimé de la société.

Définition

Flux de trésorerie disponible
EBITA
- Impôt théorique
+ Amortissements
- Investissements / + cessions d'actifs
- Augmentation du BFR

6.1.3 Valorisation des "Autres activités"

La valeur des Autres activités retenue est de 96 millions d'euros (valeur d'entreprise de 117 millions d'euros), soit 3 € par action selon les indications du management. La valorisation des "Autres activités" induit les multiples suivants sur la base de leurs agrégats financiers agrégés 2002 :

Multiples 2002	
CA	0,6x
EBITDA	5,4x
EBITA	7,5x
PER	10,6x

6.2 Présentation des résultats

6.2.1 Valorisation par les multiples de sociétés cotées comparables

Parmi les sociétés opérant sur le secteur des machines pour emballage, SIG et Krones sont les sociétés les plus comparables à Sidel car ces sociétés, concurrentes directes de Sidel, fabriquent des chaînes complètes de machines pour le soufflage, l'embouteillage et l'emballage de bouteilles en PET.

Cependant, ces deux sociétés sont différentes de Sidel en termes de mode de production dans la mesure où ces deux sociétés fabriquent les machines vendues alors que Sidel a largement recours à la sous-traitance.

L'échantillon a été élargi aux principaux fournisseurs de machines pour emballage (réalisant plus de 2/3 de leur CA dans cette activité) : Husky, Bobst, Milacron et Ima. Ces sociétés ainsi que SIG et Krones constituent l'échantillon " Machines d'emballage ".

Enfin, à titre indicatif, un échantillon " global " a également été constitué en intégrant à l'échantillon " Machines d'emballage " des sociétés cotées fabricant des emballages à destination des marchés agroalimentaires et bénéficiant d'une position de leader sur leur marché. Les sociétés retenues sont Amcor, Ball Corp, Crown Cork Seal, Rexam, Owens Illinois, Pechiney et Sealed Air Corp.

(2) Les multiples d'excédent brut d'exploitation et de résultat d'exploitation utilisés dans la note d'information relative à l'OPA pour la méthode des multiples de sociétés cotées comparables correspondent respectivement aux multiples d'EBITDA et d'EBITA.

Le tableau ci-dessous présente la moyenne des multiples de l'échantillon "Machines d'emballage", et à titre indicatif, l'échantillon "global". Par ailleurs, pour permettre une comparaison avec la valorisation réalisée dans le cadre de l'OPA sur Sidel, les multiples de SIG ont été présentés séparément :

	VE/ EBITDA 02	VE/ EBITDA 03	VE/ EBITA 02	VE/ EBITA 03	PER 02	PER 03
Multiples						
Moyenne sociétés "Machines d'emballage"	**7,4 x**	**5,0 x**	**7,2 x**	**7,3 x**	**10,4 x**	**10,2 x**
SIG	3,9 x	3,4 x	8,5 x	6,3 x	12,4 x	8,0 x
Moyenne "global Emballage"	7,1 x	5,7 x	8,6 x	8,7 x	11,9 x	11,7 x
Prix induit par action en €						
Moyenne sociétés "Machines d'emballage"	**16,4**	**11,9**	**12,1**	**12,8**	**13,4**	**13,5**
SIG	8,8	8,2	14,2	11,3	15,5	11,2
Moyenne "global Emballage"	15,7	13,5	14,3	15,3	15,0	15,1

Note : Valeur par action calculée sur la base d'une dette nette des activités "Cœur de métier" de 83 M€ (dette nette de 96 M€ au 31/12/2002 ajustée de 256 720 actions auto détenues valorisées au prix d'Offre, soit 13 M€)

En appliquant la moyenne des multiples de l'échantillon "Machines d'emballage" aux données financières 2002 et 2003 budgétées des activités "Cœur de métier" et en ajoutant la valeur des "Autres activités", la valeur des fonds propres de Sidel se situe dans un intervalle de 11,9 € à 16,4 € par action.

6.2.2 Valorisation par actualisation des flux de trésorerie futurs

Les projections de flux de trésorerie disponibles reposent sur le plan d'affaires 2003-2006 préparé par le management (indépendamment de l'Offre, dans une optique de gestion interne) et qui couvre les activités Cœur de métier. Ce plan d'affaires a été étendu jusqu'en 2012 à partir d'hypothèses sur les évolutions du marché et d'indications du management.

Ce plan d'affaires ne peut être comparé à celui élaboré en mars 2001 lors de la valorisation de Sidel dans le cadre de l'OPA par Tetra Laval. En effet, ce dernier avait été réalisé par Tetra Laval et ses conseils ; de surcroît, le périmètre d'activité était différent car il comprenait des activités aujourd'hui en cours de cession et non prises en compte dans les projections ("Autres activités" constituées des divisions Santé-Beauté, Suremballage-Palettisation et Manutention de poudres). Par conséquent, les hypothèses sous-jacentes au calcul des flux de trésorerie futurs - croissance du chiffre d'affaires, marge d'EBITA, amortissements, investissements et BFR - ne sont pas comparables avec celles retenues lors de la valorisation de mars 2001 en vue de l'OPA.

Le plan d'affaires 2003-2006 repose sur l'hypothèse d'une croissance du marché des équipements d'embouteillage PET de l'ordre de 5 % par an en volume sur la période. Le chiffre d'affaires de Sidel progresse de 9 % par an (hors inflation) sur la période malgré une tendance baissière des prix à long terme liée à l'augmentation de la productivité des machines et à la pression concurrentielle accrue. Depuis la fin des années 90, Sidel est exposée à un environnement concurrentiel se dégradant, avec un rattrapage technologique de ses principaux concurrents. Le marché des équipements PET est aujourd'hui concentré autour de quatre acteurs (Sidel, Krones, SIG et KHS), évoluant tous, à l'instar de Sidel, vers des services et des solutions clés en main. Krones et SIG, notamment, ont récemment renforcé leur positions, réduisant progressivement l'écart technologique avec Sidel : SIG, en particulier a réalisé plusieurs acquisitions en 2000 et 2001 (Krupp –soufflage-, Sasib Wet Business -remplissage haute cadence- et Hamba). Sidel est également confronté à une concurrence grandissante de la part d'acteurs de taille plus modeste spécialisés sur des segments spécifiques (Sipa, Alpla, Serac...).

Les résultats passés de Sidel reflètent ce changement d'environnement concurrentiel. En effet, sous la pression accrue des prix à la baisse, la croissance moyenne du chiffre d'affaires s'est nettement ralentie à 8 % pour la période 1996-2002 par rapport à 37% pour 1991-1995 tandis que la marge d'EBITA a été en décroissance constante de 1995 à 2001 à l'exception de 1998 (de 16 % en 1995 à 2 % en 2001) puis, est remontée à 7% en 2002. SIG et Krones, quand à eux, affichent des marges de 5% et 8% estimées en 2002, en progression depuis 1999 : on peut donc noter que la marge de Sidel a progressivement diminué pour rejoindre un niveau identique à celle de ses concurrents.

Cette dégradation de l'environnement concurrentiel de Sidel peut également être illustrée par la dégradation constatée entre les prévisions réalisées au moment de l'OPA pour les exercices 2001 et 2002 et les performances financières réelles consolidées pour ces même périodes (niveaux de chiffre d'affaires inférieur de 8% et 9% par rapport aux prévisions respectives pour 2001 et 2002, niveaux d'EBITA inférieurs de 70% et 37% respectivement pour 2001 et 2002).

En dépit de l'environnement concurrentiel défavorable, le management prévoit une amélioration significative de la rentabilité des activités "Cœur de métier", la marge d'EBITA progressant de 6% en 2002 à 11 % en 2005. En effet, le management a prévu de compenser l'érosion attendue des marges liées à la baisse des prix par un programme d'amélioration de la rentabilité très significatif mis en chantier fin 2002. Ce programme consiste en une réorganisation industrielle et logistique, une amélioration du processus industriel, et une réduction des coûts (achats et coûts des structures). On notera que ce programme constitue l'essentiel de l'amélioration de la rentabilité de Sidel sur l'horizon du plan d'affaires du management et que ses bénéfices attendus ont été intégrés pour leur totalité dans un délai très court (4 ans) dans le plan d'affaires alors que les risques d'exécution en termes de montant ou de délai ne peuvent être exclus.

Au-delà de 2006, l'hypothèse retenue est que le marché de l'équipement d'emballages PET continue à croître mais à un rythme ralenti. La croissance du chiffre d'affaires s'établit à 4% par an en moyenne (hors inflation) sur la période 2007-2012. La marge d'EBITA se maintient à 11% au delà de 2006, un niveau que le management considère comme étant une marge vraisemblable sur le long terme.

Sur la période 2003-2012, les investissements sont en moyenne estimés à 11 millions d'euros sur la base des données du management à partir du niveau historique des investissements de maintenance. Le besoin en fonds de roulement est calculé en pourcentage du chiffre d'affaires (actif circulant) et du coût des marchandises vendues (passif circulant) à partir du niveau observé en 2002, conformément au plan d'affaires transmis par la société pour la période 2003-2006. Pour la période 2006-2012, ces hypothèses ont été conservées.

On peut noter que le coût moyen pondéré du capital utilisé pour l'actualisation des flux de trésorerie (8,7% pour la valeur centrale) est légèrement différent de celui utilisé lors de la valorisation de mars 2001, notamment du fait de la hausse de la prime de marché actions.

La valeur terminale est calculée par la méthode de croissance à perpétuité (hypothèse de croissance à l'infini de 1,6 %) à partir du flux de trésorerie disponible normalisé (calculé sur la base d'une marge d'EBITA de 11 %).

Une étude de sensibilité a été conduite en fonction du coût moyen pondéré du capital, compris entre 8,4 % et 9,0 %, et du taux de croissance à l'infini compris entre 1,3 % et 1,9 %.

La valeur des fonds propres de Sidel s'obtient en ajoutant à la valeur des Autres activités la valeur des fonds propres des activités Cœur de métier obtenue par l'actualisation des flux de trésorerie. Celle-ci est calculée après prise en compte de la dette nette à fin 2002 des activités Cœur de métier, ajustée de la dette liée au leasing et des actions auto détenues (valorisées au prix d'Offre).

La valeur de l'action Sidel qui ressort de cette méthode est comprise dans un intervalle de 35,1 € à 42,1 €.

6.3 CONCLUSION

6.3.1 Résumé des éléments d'appréciation du prix d'Offre

	En € par action	Prime
Multiples de sociétés comparables		
"Machines d'emballage"	11,9 / 16,4	205% / 320%
SIG	8,2 /15,7	223 % / 510 %
Echantillon "global"	13,5 / 15,7	218% / 270%
Actualisation des flux de trésorerie futurs	35,1 / 42,1	19 % / 42%

6.3.2 Multiples implicites

Les multiples implicites du prix d'Offre par rapport aux éléments comptables de Sidel pour l'exercice 2002 ont été calculés à titre indicatif.

Le prix de l'Offre de 50,0 € par action fait ressortir les multiples implicites suivants :

	Données 2002 (M€) [1]	Multiples implicites [2]
Chiffre d'affaires	981,1	1,80 x
Excédent brut d'exploitation[3]	100,4	17,6 x
EBITDA	93,2	19,0 x
EBITA	69,4	25,5 x
Résultat net part du Groupe	22,6	73,6 x
Résultat net retraité part du Groupe	41,7	39,9 x
Capitaux propres part du Groupe [4]	258,1	6,5x

(1) Comptes consolidés audités de Sidel pour l'exercice 2002.
(2) Multiples de valeur d'entreprise calculés sur la base d'une dette nette consolidée (activités "Cœur de Métier" et "Autres activités") de 117 M€ au 31/12/2002 ajustée des actions autodétenues valorisées à 13 M€ au prix d'Offre, soit une dette nette ajustée de 104 M€. La méthode ainsi retenue de calcul de la dette nette consolidée pour la détermination des multiples implicites est identique à celle retenue lors de la valorisation de mars 2001 en vue de l'OPA.
(3) Excédent brut d'exploitation conforme aux normes comptables françaises.
(4) Capitaux propres part du groupe retraités des actions autodétenues.

VII ATTESTATION DE L'EXPERT INDEPENDANT

Le texte de l'avis de l'expert indépendant est reproduit intégralement ci-après.

Dans le cadre de l'Offre Publique de Retrait suivie d'un retrait obligatoire que la société Tetra Laval S.A. a décidé de mettre en oeuvre sur les actions de la société Sidel, Détroyat Associés a été chargé, en qualité d'expert indépendant agréé par le *Conseil des Marchés Financiers*, de prendre connaissance du rapport d'évaluation réalisé par Crédit Agricole Indosuez et Rothschild & Cie Banque, ci-après l'Evaluateur, et de se prononcer sur le caractère équitable du prix proposé pour l'indemnisation des actionnaires minoritaires.

La présente Offre, qui porte sur 1 341 544 actions représentant 4 % du capital, est proposée au prix de 50 € par action.

Pour réaliser nos travaux, nous avons étudié le rapport de l'Evaluateur. Nous avons disposé d'un historique de comptes consolidés et du business plan 2003-2006 préparé par la Société ainsi que de certaines données de comptabilité analytique. L'ensemble de ces éléments nous a permis de vérifier la cohérence des hypothèses retenues et de nous interroger sur la mise en oeuvre de méthodes d'évaluation alternatives.

Pour comprendre la présente expertise, il convient de rappeler l'évolution récente du Groupe Sidel.

Leader mondial de la fabrication de machines de conditionnement, essentiellement pour les liquides alimentaires, Sidel opère dans trois domaines principaux qui sont le soufflage de bouteilles en " PET ", le remplissage de ces bouteilles et l'ingénierie des lignes complètes (soufflage, remplissage, convoyage et conditionnement).

Introduite au Second Marché de la Bourse de Paris en octobre 1993 et transférée sur le Premier Marché en mai 1994, l'action Sidel a connu jusqu'en mars 1999, un parcours boursier classique la faisant passer progressivement de 30 € à 65 € environ.

En annonçant le 28 avril 1999 la mise au point du procédé Actis permettant le conditionnement de la bière en bouteilles PET, Sidel s'ouvrait un marché à priori considérable que le Groupe comptait de plus exploiter via un système de licences générant des revenus très significatifs.

Le doublement du cours de l'action sur une période très courte de deux mois amenait alors les multiples de capitalisation de Sidel à des niveaux élevés qui rendaient l'action très sensible à toute déconvenue sur le nouveau procédé Actis.

L'action Sidel entama alors une baisse quasi-continue, corrélée aux déceptions non moins continues concernant Actis, et qui, du fait de la perte de confiance des actionnaires et des investisseurs, l'amenait début 2001 à un niveau proche de 30 €.

Dans ce contexte, l'offre faite en avril 2001 par Tetra Laval à 50 € par action offrait des primes significatives sur les cours de bourse des mois précédents mais restait très en deçà des plus hauts cours cotés. Cette offre valorisait la totalité du capital pour un montant de 1,67Md€ soit un montant très significatif au regard du chiffre d'affaires et des résultats de Sidel pour 2001.

Deux éléments doivent être soulignés depuis cette date :

- l'OPA réalisée par Tetra Laval du 17 avril au 22 mai 2001 lui a permis de détenir plus de 91 % du capital de Sidel, traduisant un taux de réponse élevé à l'offre puisque le groupe possédait avant le lancement moins de 10 % du capital, ce dernier étant très dispersé avec un flottant dépassant 70 % du total ;
- le veto de la Commission Européenne rendu public le 30 octobre 2001 a retardé la possibilité du lancement de la présente Offre par l'initiateur qui détient plus de 95 % du capital et des droits de vote de Sidel depuis le mois de janvier 2002 (le passage de 91 % à 95 % ayant été réalisé par achats sur le marché boursier à un prix inférieur ou égal à 50 €).

La période écoulée depuis la première offre de Tetra Laval a été caractérisée par des conditions de marché difficiles dans un contexte de concurrence renforcée en l'absence de perspective claire sur l'évolution future du capital.

La présente Offre fait suite à l'autorisation finalement donnée par la Commission Européenne le 13 janvier 2003.

Pour l'activité traditionnelle du groupe, à savoir les machines de soufflage, l'ingénierie et les pièces détachées (près de 60 % du chiffre d'affaires), la stratégie repose notamment sur la sous-traitance de la majeure partie du produit, Sidel assurant, en plus de la conception, la fabrication des moules (qu'elle considère être son savoir-faire) et la fourniture des pièces détachées, les sous-traitants facturant à Sidel les machines ou les éléments fabriqués ainsi que leurs travaux de mise en service sur la base du nombre d'heures effectuées.

Il est prévu à l'avenir un renforcement du recours à la sous-traitance pour toutes les activités du Groupe, en limitant les investissements à trois principaux domaines : la mise au point des moules (une extension de capacité étant envisagée en Chine), la maintenance et l'informatique de gestion et de R&D.

Les perspectives prises en compte par l'Evaluateur s'appuient sur le business plan du management de Sidel qui anticipe notamment une croissance significative de l'activité et une augmentation des marges grâce aux effets du plan d'économies Odyssée mis en chantier fin 2002.

Si le manque de recul empêche de porter un jugement sur la réussite de ce plan dont l'impact est déterminant sur la valorisation de Sidel, *il faut cependant souligner que le redressement de la branche "remplissage" permettrait de se rapprocher de cet objectif.*

Compte tenu de la pression que subissent les Groupes du secteur (leurs clients étant eux mêmes soumis à des effets de ciseaux sur leurs marges, les hausses du prix des matières premières n'étant pas faciles à répercuter auprès des grands réseaux de distribution), la croissance de chiffre d'affaires prévue dans le business plan est ambitieuse.

La valorisation du Groupe Sidel a été réalisée sur la base de l'activité principale du groupe, la valeur des activités non stratégiques en cours de cession ayant été intégrée par l'Evaluateur pour un montant global de 96M€ (117M€ en valeur d'entreprise) correspondant à une estimation haute du produit de la vente.

Les activités qui vont être cédées concernent les groupes Cermex (Suremballage-Palettisation), Guérin (Manutention de poudres alimentaires) et le pôle "Santé-Beauté " (Norden, Kalix, Citus et ADMV). Le Groupe est en négociation avancée avec des acheteurs. Compte tenu des montants concernés (qui représentent moins de 3 € par action), l'incertitude sur le prix final de cession de ces actifs n'est pas de nature à remettre en cause notre opinion sur le caractère équitable du prix proposé de 50 € par action Sidel. A titre indicatif, une augmentation de 10 % aurait un impact de moins de 1 % sur la valeur de Sidel telle qu'elle ressort de l'actualisation des cash flows disponibles.

Nous avons également interrogé le conseil juridique de Tetra Laval sur l'impact que pourraient avoir les procédures en cours, introduites par des actionnaires minoritaires, sur la valeur de Sidel. Il ressort que l'éventuel bénéfice que Sidel pourrait retirer de ces procédures n'est pas susceptible de remettre en cause l'évaluation du Groupe. On peut en particulier souligner que la charge exceptionnelle enregistrée dans les comptes 2001 au titre de l'accord avec le cabinet Déminor - qui n'a pas été approuvé par Tetra Laval - porte sur 2 M€ au regard d'une valeur de Sidel de 1670 M€ sur la base du prix de 50 € proposé.

METHODES ECARTEES PAR L'EVALUATEUR

L'Evaluateur a écarté les références aux cours de bourse, à l'actif net réévalué, au dividende et aux transactions comparables.

Nous avons pour notre part retenu le cours de bourse qui, même s'il est peu liquide depuis la fin de la précédente offre, cote néanmoins tous les jours et constitue une référence de marché récente pour les actionnaires de Sidel.

L'Evaluateur a également analysé les différences existant entre les business plan et les valorisations faites en 2001 et celles réalisées aujourd'hui, les écarts entre les résultats prévus pour 2001 et 2002 et les résultats réalisés étant très significatifs. Nous pensons que le prix de l'OPA de 2001 ne peut être retenu pour cette raison qu'à titre indicatif.

I- COURS DE BOURSE

Préalablement à l'annonce de la transaction d'avril 2001 et de l'OPA qui a suivi, le cours de Sidel pouvait être considéré comme particulièrement significatif avec une liquidité importante du fait d'un flottant représentant plus de 70 % du capital.

Comme nous le soulignons plus haut, si le prix de 50€ par action était très inférieur aux plus haut cours côtés début 1999 (plus haut cours historique de 133,7 € le 26 mai 1999), il offrait des primes appréciables, comprises entre 7 % et 52 % sur les cours des 6 derniers mois précédant l'OPA.

Depuis la fin de l'offre, en mai 2001, on peut distinguer plusieurs périodes :

1) La première, qui va jusqu'à mi-janvier 2002, correspond à des achats d'actions Sidel par Tetra Laval, induisant un maintien du cours à un prix proche de 50 € ;
2) La seconde, de janvier 2002 à octobre 2002, est postérieure au veto de la Commission Européenne et correspond à la valeur de Sidel sur un marché peu liquide, le cours évoluant entre un peu moins de 30 € et un peu plus de 40 € ;
3) La troisième débute en octobre 2002 au moment où la décision de la Commission Européenne sur la fusion Schneider/Legrand est annulée, le cours de Sidel intégrant alors une décision similaire pour Tetra Laval/Sidel et donc un possible retrait obligatoire des actions Sidel restant dans le public. Bien que la législation n'oblige pas Tetra Laval à réaliser ce retrait au même prix que l'offre de début 2001, les cours de Sidel se sont alors rapprochés du prix d'offre de 50 €.

Le prix de 50 € offre des primes comprises entre 9 % et 17 % sur les moyennes de cours de bourse de 1 mois à 6 mois.

II- ACTIF NET COMPTABLE OU REEVALUE

L'actif net comptable ne reflète pas la capacité bénéficiaire actuelle ou future d'une société ou d'un groupe de sociétés. L'actif net comptable n'intègre généralement pas les valeurs de marché constatées (quand elles peuvent l'être) des principaux actifs nécessaires à l'exploitation.

L'actif net comptable n'est en conséquence pratiquement jamais retenu comme critère de valorisation, quel que soit le type d'opération envisagé.

Il est très généralement admis que, pour une société industrielle, c'est l'actualisation des cash flows disponibles qui permet d'appréhender le plus justement sa valeur et partant, constitue l'équivalent d'un actif net réévalué. La méthode qui consiste à calculer un badwill ou un goodwill par rapport à un actif net comptable est redondante avec l'actualisation des cash flows.

L'actif net comptable de Sidel, qui s'élève à 7,2 € par action au 31/12/2002, n'est pas un critère pertinent de valorisation. La valeur " réévaluée " ou " de marché " de Sidel est reflétée par l'actualisation des cash flows disponibles qui intègrent ses perspectives tant en termes de développement que de niveaux de marges.

III- VALEUR D'ACTUALISATION DES DIVIDENDES

L'Evaluateur n'a pas retenu ce critère, ce qui est justifié par le fait que Sidel n'a pas récemment versé de dividende, priorité étant donnée à son redressement.

Nous soulignons en outre que pour tenir compte de l'amélioration de la rentabilité à moyen terme, il est plus approprié de réaliser une évaluation sur la base d'une actualisation de la totalité des cash-flows libres.

IV- TRANSACTIONS COMPARABLES

Il n'existe pas de transactions réellement comparables et suffisamment récentes dans le secteur. S'il est vrai que les grands concurrents de Sidel ont encore récemment réalisé des acquisitions, il s'agit de cibles de taille plus réduite et spécialisées dans un domaine particulier, dont les multiples conduiraient à sous-évaluer Sidel.

A titre indicatif, l'acquisition de Sidel par Tetra Laval au début de l'exercice 2001 faisait ressortir, par rapport aux agrégats 2000, des multiples de Valeur d'Entreprise sur CA, EBE et Rex de respectivement 1,8X, 16,4X et 26,2X (1,8X, 19X et 25,5X pour les mêmes agrégats en 2002) très largement supérieurs à ceux payés dans le secteur pour des cibles, il est vrai, de plus petites tailles.

V- REFERENCE AU PRIX DE L'OPA

Le prix de 50 € par action a fait l'objet d'un assez large consensus :

- C'est le prix que Tetra Laval était prêt à payer début 2001 pour acquérir le contrôle de Sidel, sachant que cette cible présentait pour lui de fortes complémentarités mais peu de synergies ;
- C'est le prix auquel Azéo et le management ont accepté de céder leurs actions, qui représentaient 9,5 % du capital, le 27 mars 2001. Aucun élément (garantie, complément de prix...) susceptible de remettre en cause la référence aux 50 € par action, n'accompagnait cette transaction ;
- Près de 90 % des actions détenues par le public ont été vendues dans le cadre de l'OPA d'avril/mai 2001 au même prix de 50 € ;
- Le groupe Tetra Laval a acquis les actions résiduelles lui permettant de franchir le seuil de 95 % et par là même de lancer la présente offre à un prix inférieur ou égal à 50 €, avec un prix moyen très proche de 50 €.

Si cette référence reste pertinente, les deux années passées depuis la date de la transaction laissent supposer qu'un certain nombre d'éléments nouveaux survenus depuis (économiques ou financiers) doivent être pris en compte.

L'Evaluateur souligne en particulier que les objectifs de cash flow pris en compte dans l'évaluation faite au moment de l'OPA n'ont pas pu être atteints.

Le prix de 50 € par action Sidel doit être analysé en fonction des éléments intervenus depuis cette transaction compte tenu du délai de deux ans qui s'est écoulé.

METHODES RETENUES PAR L'EVALUATEUR

L'Evaluateur a retenu les critères de cash flows disponibles et de comparaisons boursières.

Tous les calculs sont faits sur la base d'un nombre d'actions non dilué des options de souscription, ce qui est justifié car toutes les options de souscription ou d'achat attribuées ont un prix d'exercice supérieur à 50 € par action.

Les calculs intègrent la cession des activités non stratégiques pour un montant de 96M€ (nous avons pour notre part retenu un chiffre plus favorable de 99M€ anticipant la cession d'un actif mobilier).

I- ACTUALISATION DES CASH FLOWS DISPONIBLES

Les travaux de l'Evaluateur reprennent le plan de développement établi en septembre/novembre 2002 par la Société pour la période 2003-2006. Ces prévisions concernent uniquement l'activité stratégique de l'entreprise (hors activités en cours de cession). Elles font ressortir une croissance annuelle du chiffre d'affaires supérieure à 9 % (hors inflation et sans croissance externe) qui impliquerait un accroissement des parts de marché de Sidel. Cette croissance est supérieure à celle qu'à connue le cœur de métier de Sidel (hors acquisitions) depuis 1995. A l'accroissement attendu des volumes, qui permettrait notamment de rétablir la rentabilité de la branche remplissage, viendrait s'ajouter une meilleure utilisation générale de l'outil industriel concourant à une amélioration sensible de la marge d'exploitation (plan Odyssée).

En dépit de la répercussion à la clientèle d'une partie des gains de productivité (baisse des tarifs), la marge d'excédent brut d'exploitation du cœur de métier de Sidel passerait de près de 10 % en 2002 (moins de 5 % en 2001 à périmètre *comparable), à près de 13 % en 2006. La rentabilité des capitaux engagés (résultat d'exploitation après impôt rapporté* aux immobilisations nettes et au besoin en fonds de roulement d'exploitation) connaîtrait un doublement en quatre ans pour atteindre 26 %. Nous soulignons que ce bon résultat reposerait, en partie, sur une nette réduction de l'effort d'investissement physique (hors dépenses de R&D comptabilisées en charges). Ces prévisions nous semblent donc favorables aux actionnaires minoritaires de Sidel, tant en termes de croissance d'activité que de marges.

L'Evaluateur a prolongé les prévisions de la société jusqu'en 2012, en retenant un taux moyen de croissance annuelle du chiffre d'affaires de près de 4 % (hors inflation) tout en maintenant un niveau d'investissement relativement faible qui, selon nos calculs, devrait conduire à un accroissement complémentaire de la rentabilité des capitaux engagés par rapport au niveau déjà particulièrement élevé de 2006. Pour le calcul de la valeur finale de la société, au delà de l'horizon de prévision, il a maintenu à l'infini le niveau de retour sur capitaux engagés atteint en 2012, ce qui constitue une hypothèse forte impliquant une avance technique durable de Sidel sur ses concurrents.

Avec un bêta de 0,73 appliqué à la moyenne des primes de risque des sociétés du SBF 120 (7 %), calculées par Détroyat Associés entre fin novembre 2002 et fin janvier 2003, et un rendement des OAT 10 ans de 4,1 %, l'Evaluateur parvient, compte tenu du ratio d'endettement de la société, à un taux d'actualisation de 8,7 %. Le bêta de 0,73 correspond au bêta de la société, calculé par l'Evaluateur, sur la période écoulée entre l'introduction de Sidel en bourse en 1993 et les premières rumeurs d'acquisition de mars 2001. *D'après nos calculs, les bêtas historiques des deux principaux concurrents de Sidel (SIG et Krones), confirment ce coefficient de risque spécifique.*

Compte tenu de ce qui précède, la valeur du cœur d'activité de Sidel s'établit, selon l'Evaluateur, à 1 180 M€, à laquelle s'ajoute celle des actifs non stratégiques mis en vente pour 96 M€, avant toute fiscalité latente. Il en résulte une valeur centrale des fonds propres de 1 276 M€, soit 38,3 € par action Sidel.

A titre complémentaire, nous avons légèrement revu à la hausse la marge d'excédent brut d'exploitation retenue par l'Evaluateur pour tenir compte de l'écart récurrent qui pourrait survenir entre les dotations et les reprises de provision

pour mise en route de machines et pour garanties, durant la phase de forte croissance de l'activité telle qu'attendue entre 2003 et 2006. Nous avons également ajusté le niveau d'investissement, au delà de 2006, afin de stabiliser l'intensité capitalistique et la rentabilité des capitaux engagés à leurs niveaux attendus par le management en 2006.
Sur la base de la prime de risque du SBF 120, calculée par Détroyat Associés le 28 février 2003, et qui s'établit à 7,94 %, d'un bêta moyen de 0,75 (sur la base du bêta moyen de SIG et de Krones), et d'un rendement des emprunts d'Etat de 3,96 % *(à dix ans), il ressort un coût moyen pondéré du capital de 9,58 %. Bien que l'aversion au risque des investisseurs* se soit traduite depuis plusieurs mois par une exigence de rentabilité accrue des placements en actions, nous estimons que ce taux d'actualisation n'est pas excessif au regard des risques inhérents à l'activité de Sidel (coût des garanties, cyclicité des débouchés, variations de change), lesquels se sont traduits par une forte volatilité de la rentabilité dans un proche passé.
Nous avons également fait l'hypothèse favorable qui consiste à maintenir une sur-rémunération durable des capitaux engagés, égale à la différence entre le taux de 26 % attendu en 2006 et le taux de 9,58 % exigé par le marché (selon nos calculs). **Sur la base d'une croissance annuelle de 2 % des cash-flows disponibles au delà de 2012, et de prévisions légèrement amendées, il ressortirait, selon cette approche, une valeur centrale des fonds propres de 1 180 M€, y compris les actifs non-stratégiques, soit de 35,2 € par action.** Cette seconde approche, alternative, confirme donc le résultat de l'Evaluateur. La prime sur la valeur ressortant de la méthode des cash-flows actualisés s'élève à 42 %.

II- COMPARAISONS BOURSIERES

L'Evaluateur a retenu, outre SIG et Krones, qui sont les deux groupes les plus comparables à Sidel car ce sont ses deux concurrents directs cotés, un échantillon élargi aux sociétés opérant dans la production de machines pour le secteur de l'emballage ainsi, qu'à titre indicatif, un échantillon "global" incluant également 7 sociétés cotées productrices d'emballages. Le fait d'élargir l'échantillon conduit à une hausse des multiples par rapport aux deux référents les plus pertinents que sont SIG et Krones et est donc favorable aux actionnaires minoritaires.
Sur la base des multiples d'Ebitda, d'Ebita et de Résultat Net pour les exercices 2002 et 2003, l'Evaluateur fait ressortir une valeur par action Sidel comprise entre 11,9 € et 16,4 € pour l'échantillon "machines d'emballage" (composé de SIG, Krones, Husky, Bobst, Milacron et IMA).
En s'appuyant sur les seuls multiples de SIG (Krones subissant une décote "d'image" liée à des problèmes rencontrés dans les années 90), la valeur serait comprise entre 8,2 € et 15,5 €, le bas de la fourchette correspondant au multiple d'Ebitda, qui ne doit pas être selon nous privilégié car il ne tient pas compte de la moindre intensité capitalistique de Sidel.
L'échantillon "global" élargi aux producteurs de machines d'emballage, hors PET, ou aux producteurs d'emballages, présente selon nous deux inconvénients :
- Les producteurs de machines pour le secteur de l'emballage, à savoir Husky, Bobst, Milacron et IMA sont pour la plupart d'entre eux des groupes d'une plus petite taille pour lesquels les informations disponibles sont peu nombreuses et surtout qui réalisent une part substantielle de leur activité dans des domaines très éloignés de celui recherché ;
- Les producteurs d'emballages, à savoir Amcor, Ballcorp, Crown Cork & Seal, Owens Illinois, Pechiney, Rexam et Sealed Air sont des groupes de grande taille, avec des informations disponibles détaillées, un suivi régulier des analystes financiers et une bonne liquidité. Se situant clairement en aval de Sidel, ces groupes présentent en outre des perspectives de croissance et des taux de marges très dispersés, leur marge d'Ebitda allant de 6 % à 24 % pour 2002 !

SIG et Krones présentent de ce point de vue un profil beaucoup plus homogène et en ligne avec celui de Sidel, même si leur niveau d'intensité capitalistique reste assez sensiblement supérieur à celui de Sidel.
Leurs résultats futurs sont attendus en forte croissance, surtout pour SIG, dont la rentabilité actuelle est impactée par la contre-performance de trois filiales (Hamba, Blowtec et Kautex).
Sur la base des ratios après amortissements (Rex et Résultat net) qui intègrent le mieux le caractère peu capitalistique de Sidel et des exercices 2003 et 2004, les multiples (VE/Ebita et PE) des deux groupes les plus comparables conduiraient à une valeur comprise entre 11 € et 15 € et une valeur moyenne proche de 13 € par action. Sur la base des seuls multiples de SIG pour 2003 et 2004, la valeur d'une action Sidel serait comprise entre 12 € et 16 € par action.
L'écart entre le prix de 50 € par action Sidel et la valeur qui ressort des comparaisons boursières est considérable. Cet écart existait déjà dans le passé et avait pu notamment être constaté lors de la prise de contrôle par Tetra Laval début 2001. Ce dernier avait alors offert une prime déjà très significative sur ce critère, le prix payé intégrant à la fois des perspectives de croissance et de redressement rapides et le caractère stratégique de cette acquisition offrant de fortes complémentarités.

CONCLUSION

Le prix de 50 € est supérieur à la valeur ressortant de l'actualisation des cash flows sur la base de projections volontaristes.
Le prix de 50 € représente plus de 3 fois la valeur ressortant des comparaisons boursières.
Le prix de 50 € est équivalent à celui offert début 2001 alors même que les anticipations de résultats faites à l'époque n'ont pas été réalisées et que la concurrence dans le secteur des machines pour l'embouteillage " PET " s'est renforcée.
En conséquence, le prix de 50 € par action est équitable pour les actionnaires minoritaires.

Paris, le 4 avril 2003
DETROYAT ASSOCIES

VIII MODALITES DE FINANCEMENT

L'acquisition de la totalité des actions visées par la présente Offre représente un investissement maximum d'un montant de 81,3 millions d'euros (hors frais).
Le financement de l'Offre sera assuré par des lignes de crédit existantes chez Tetra Laval S.A. Le financement de l'Offre n'aura pas d'incidence sur les actifs, l'activité et le résultat de Sidel.

IX PERSONNES ASSUMANT LA RESPONSABILITE DE LA NOTE

9.1 Pour la présentation de l'Offre

"Crédit Agricole Indosuez et Rothschild & Cie Banque, banquiers présentateurs, attestent qu'à leur connaissance la présentation de l'Offre, qu'ils ont examinée sur la base des informations communiquées par l'Initiateur, et les éléments d'appréciation du prix proposé sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée."

Crédit Agricole Indosuez — Rothschild & Cie Banque

9.2 Pour la présentation de Sidel S.A.

9.2.1 Pour Sidel S.A.

"A notre connaissance, les données de la présente note sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée."

Le président du Directoire
Gérard Stricher

9.2.2 Pour la vérification de la situation financière et des comptes

" En notre qualité de commissaires aux comptes de la Société Sidel S.A. et en application du *règlement COB 2002-04*, nous avons procédé conformément aux normes professionnelles applicables en France à la vérification des informations portant sur la situation financière et les comptes historiques données dans la présente note d'information établie à l'occasion de l'Offre Publique de Retrait suivie d'un Retrait Obligatoire visant les actions de Sidel S.A. initiée par la société Tetra Laval S.A.
Cette note d'information a été établie sous la responsabilité conjointe du Président du Directoire de Sidel S.A. pour Sidel S.A. et du Président du Conseil d'Administration de Tetra Laval S.A. pour Tetra Laval S.A. Il nous appartient d'émettre un avis sur la sincérité des informations de nature comptable et financière qu'elle contient.
Nos diligences ont consisté, conformément aux normes professionnelles applicables en France, à apprécier la sincérité des informations portant sur la situation financière et les comptes, à vérifier leur concordance avec les comptes ayant fait l'objet d'un rapport. Elles ont également consisté à lire les autres informations contenues dans la note d'information, afin d'identifier le cas échéant les incohérences significatives avec les informations portant sur la situation financière et les comptes, et de signaler les informations manifestement erronées que nous aurions relevées sur la base de notre connaissance générale de la Société acquise dans le cadre de notre mission. Cette note d'information ne contient pas de données prévisionnelles isolées résultant d'un processus d'élaboration structuré.
Les comptes consolidés et les comptes annuels de la Société pour les exercices clos les 31 décembre 2002, 2001 et 2000 arrêtés par le Directoire de la Société pour 2002 et par son Conseil d'Administration pour les exercices antérieurs, et établis conformément aux règles et principes comptables français, ont fait l'objet d'un audit par nos soins selon les normes de la profession applicables en France.
Les comptes consolidés et sociaux de l'exercice clos le 31 décembre 2000 ont été certifiés avec réserves concernant respectivement une incertitude sur la valorisation des écarts d'acquisition nets de la Girondine, Rafale et M.E.S (6,1 millions d'euros au 31 décembre 2000), et l'appréciation de la valorisation des titres Rafale dans les comptes sociaux (2,0 millions d'euros). Les rapports de l'exercice clos le 31 décembre 2000 comportent également une observation sur la note de l'annexe qui expose une régularisation des stocks au cours de l'exercice 2000 relative aux exercices antérieurs.
Les comptes consolidés et sociaux de l'exercice clos le 31 décembre 2001 ont été certifiés respectivement avec une observation sur la note de l'annexe qui expose un amortissement exceptionnel en 2001 de 5,3 millions d'euros des écarts d'acquisition des sociétés La Girondine, Rafale et M.E.S ainsi qu'une observation sur la levée de la réserve de l'exercice 2000 et une observation sur la note de l'annexe sociale qui expose un abandon de créance au profit de Rafale.
Les comptes consolidés et sociaux de l'exercice clos le 31 décembre 2002 ont été certifiés sans réserve ni observation.
Sur la base de nos diligences, nous n'avons pas d'autres réserves et observations à formuler sur la sincérité des informations de nature comptables et financières présentées dans cette note d'information établie à l'occasion de l'opération envisagée. "

Fait le 28 avril 2003
Les commissaires aux comptes

PricewaterhouseCoopers Audit
représenté par : Mike Moralee
Fouad Arfaoui

S.E.C.E.F.
représenté par :
Francis Vallet

9.3 Pour les renseignements concernant Tetra Laval SA

"A notre connaissance, les données de la présente note sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée."

Le Président du Conseil d'Administration
Martyn Zedgitt